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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bulgari S.p.A

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

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JUN 04 2008
THOMSON REUTERS

FILE NO. 82- 34836

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/2/08




BVLGARI

Index

Letter from the Chairman

Bulgari has further consolidated its reputation of being a brand which is amongst the most prestigious in the luxury world thanks to initiatives and product launches which have once again emphasised the stylistic figure of Bulgari creations and the company's significant links with culture, art and history.

Due to the re-opening taking place of the magnificent New York store on Fifth Avenue, for example, and because of the strength of the stylistic affinity that has always linked the brand with Greece and Rome, Bulgari agreed to support a project for the opening of a new permanent gallery dedicated to Hellenist, Etruscan and Roman art in the Metropolitan Museum. This initiative was met with considerable favour and appreciation from a media standpoint and was celebrated with a gala dinner which counted amongst its guests several leading members of the international jet set. The re-opening of the New York store additionally coincided with the largest display of vintage jewellery ever presented in the United States, selected from the Bulgari historical archives, demonstrating how the style of the brand has evolved and the extent of its influence on the international panorama of twentieth century jewellery. This vintage jewellery and the Bulgari style also had an exceptional showcase on the inauguration of the Ginza Tower in Tokyo, thanks to a display of the brand's designs from the end of the nineteenth century to today and to the production of limited edition articles of jewellery with the celebrated theme of ancient coins; Bulgari has always known how to optimise the value of the intrinsic beauty of these items, which are on a par with precious stones, by combining history with the latest designs.

Bulgari's unique creations were additionally given a welcome in the splendid setting of Palazzo Pitti in Florence for an event directed at our best customers, in which art and jewellery – which for the company is experienced as an expression of taste and creativity, just like art – joined together in an evocative union, providing the guests with an unforgettable experience.

The link between Bulgari and history also comes alive in the *Elisia* collection of jewellery, launched in 2007, in which the elliptic shape, inspired by architectural motifs of different eras present in Rome and which had already successfully distinguished the Bulgari models of the 1970s, is reinterpreted and given emphasis through the use of cabochon stones and polychromatic enamel, thus creating highly innovative combinations. The design of the celebrated *Parentesi* collection, another unmistakeable motif which has acted as a landmark in the history of Bulgari and jewellery in general, was also renewed in 2007, with the single modular element being emphasised, assembled with creativity and rendered even more elegant and flexible. A further famous creation in the Bulgari tradition of the 1960s, the bracelet with lion heads mounted with rubies, sapphires and precious stones, has been transformed into an emblematic decorative element in the *Leoni* line of bags and small leather accessories. For Bulgari, though, the skill of being able to reinvent itself continually while at the same time maintaining the authoritativeness of its own distinctive designs also holds good for the lines and motifs more recently introduced in its watches such as *Assioma*, the men's collection launched so successfully in 2005 and reinterpreted in a female key in the elegant and precious *Assioma D* model presented at the Basel Fair.

Finally, as the result of their taste and refinement Bulgari creations have once again been extremely prominent on society occasions and at award ceremonies and film premiers.

In the light of this success Bulgari is facing 2008 with an eternally innovative spirit, thanks to the special strength of a brand that with its creativity, tradition and age-old experience manages to be a part of history and at the same time projected into the future.

Paolo Bulgari



Paolo Bulgari, Presidente



Nicola Bulgari, Vice Presidente



Francesco Trapani, Amministratore Delegato

Letter from the Chief Executive Officer

Dear Shareholders,

In 2007 Bulgari once again reported outstanding results for the sales of all its product categories (up 14% at comparable exchange rates), despite the uncertain macro-economic scenario and the high level of volatility in the financial markets. Jewellery sales performed excellently (+20%), confirming the success of the new collections, and watches achieved positive results too (+8.2%), notwithstanding the difficulties encountered in obtaining components; Bulgari fragrances continued with their success and achieved exceptional growth of 15.4%, while there was a limited rise in the sales of accessories given the previous year's very high comparative base and the weakness of the market in Japan, which for this more recent business is still a key country for Bulgari. Looking at sales by geographical area the performance in the United States (+21%) was sustained while there was positive growth in Europe (+10.2%) and Italy (+7.6%). The Asian market continued to provide great satisfaction and while Japan substantially closed the year at a stable level (–0.9%), despite the difficult economic situation in that country, the rest of Asia confirmed its enormous potential with extremely buoyant growth of 41.2%.

These results become even more relevant considering that during the year the Group continued with the development of important projects which go in two fundamental directions: the continuation of the vertical integration process in the watches and accessories product lines and the opening of new stores in strategic markets or markets having a significant potential. New launches naturally accompany these projects for all of the Group's product types, in particular the new feminine *skincare* line introduced initially only in Italy but which will have a much wider distribution on an international scale over the coming months.

In terms of the distribution network to quote only a few of the more important events the Fifth Avenue store in New York was reopened in April following its renovation and enlargement, with supporting functions obtaining considerable attention in the media; and in Tokyo two magnificent spaces were inaugurated, the 11-storey Ginza Tower, the largest Bulgari store in the world, and the Omotesando *twin store*, with the former enhanced by a restaurant and the latter by a cafe and a top quality chocolate shop, which in just a short space of time have become some of the most sought after locations in the city for shopping and social life. Asia and America have been at the centre of other important openings of a strategic nature, with the inauguration of 5 new stores in China and new sales points in American locations having a great attraction from a tourist and economic standpoint, such as Costa Mesa in California and Boca Raton in Florida. Accessories played a leading role in Italy with the opening of a splendid new store in Via Condotti in Rome, fully dedicated to this line and close to the historic flagship store from which the brand started off its international success more than a century ago. The commitment to the extension and renovation of the distribution network was added to the dedication given to the continuation of vertical integration as the result of the acquisition of the Swiss company Finger – which specialises in the creation and production of sophisticated cases for top range complex watches – and the purchases of machinery and intellectual property from the Swiss machine company Leschot having the objective of increasing the brand's expertise in the watch sector and supporting internal growth in manufacturing. On the accessories front the acquisition of Pacini in 2005 led to the realisation of a new manufacturing site in Tuscany which will become fully operational during the first few months of 2008.

The development of these projects, which play a strategic role in implementing a product platform and distribution network, is enabling the Group to become more integrated, diversified and balanced in the geographical areas in which it works and consequently more solid, and better capable of facing the uncertainties which are a current feature of the international markets. I am therefore convinced that in 2008 Bulgari will further consolidate the results it has obtained to date and will successfully continue along its path of growth and innovation.

Francesco Trapani

The Bulgari Group in 2007

Key figures and financial highlights

Net revenues	(million euros)	
1992	77.9	
1993	110.1	
1994	149.3	
1995	199.0	
1996	231.8	
1997	296.2	
1998	365.3	
1999	485.3	
2000	676.0	
2001	766.1	
2002	773.6	
2003	759.3	
2004	827.7	
2005	918.5	**
2006	1,008.7	**
2007	1,091.0	**

Operating Income	(million euros)	
1992	5.6	
1993	15.8	
1994	17.8	
1995	23.6	
1996	36.2	
1997	50.3	
1998	53.5	
1999	71.8	
2000	122.8	
2001	102.1	
2002	107.6	
2003	116.9	
2004	134.2	
2005	142.8	**
2006	157.1	***
2007	164.5	**

Net Income	(million euros)	
1992	2.2	
1993	10.0	
1994	13.0	
1995	20.4	
1996	29.8	
1997	39.3	
1998	44.1	
1999	59.0	
2000	95.5	
2001	68.2	
2002	76.1	
2003	92.1	
2004	108.3	
2005	116.4	**
2006	134.3	***
2007	150.9	**

Shareholder's Equity	(million euros)
1992	43.0
1993	55.8
1994	70.7
1995	183.8
1996	185.6
1997	221.8
1998	255.3
1999	305.6
2000	405.0
2001	475.1
2002	548.1
2003	586.9
2004	662.9
2005	686.2
2006	743.0
2007	778.0


Personnel
(numbers of employees at year-end)
1992 351
1993 401
1994 489
1995 573
1996 684
1997 840
1998 1,038
1999 1,251
2000 1,569
2001 1,876
2002 1,827
2003 1,824
2004 2,305
2005 2,873
2006 3,186
2007 3,675


Operative Cash Flow
(million euros)
1992 6.8
1993 15.0
1994 17.4
1995 27.6
1996 38.4
1997 52.1
1998 59.1
1999 81.0
2000 124.6
2001 107.0
2002 115.9
2003 129.2
2004 145.6
2005 151.4 **
2006 172.7 **
2007 194.1 **


Investment
(million euros)
1992 4.9
1993 5.4
1994 4.9
1995 12.4
1996 12.2
1997 21.6
1998 23.8
1999 32.4
2000 97.0
2001 48.8
2002 32.6
2003 41.0
2004 52.6
2005 61.6
2006 64.0
2007 117.0


(Indebtedness) Net liquidity
(million euros)
1992 (47.3)
1993 (42.7)
1994 (37.9)
1995 31.4
1996 39.5
1997 47.3
1998 7.1
1999 (42.2)
2000 (198.4)
2001 (284.3)
2002 (136.4)
2003 (44.9)
2004 (10.2)
2005 (49.9)
2006 (46.9)
2007 (141.0)

(*) Excludes IPO.
(**) IAS/IFRS Compliant.
(***) In accordance with our statutory auditors KPMG, please note that some items have been reclassified and restated for both fiscal years 2006 and 2007:
a) commissions to distributors (Perfume USA) are now deducted from revenues. Previously revenues were presented gross of these commissions which were included in the variable expenses;
b) withholding taxes are now included in current taxes. Previously the withholding taxes were included in the operating costs.

The Bulgari Group in 2007

The Bulgari Group ended 2007 with consolidated net revenues of 1,091.0 million euros, an increase of 13.6% at comparable exchange rates (+8.2% at current exchange rates). Today Bulgari is one of the most important Groups operating in the luxury market.

Revenues by product category

Jewels	*42%*
Watches	*27%*
Accessories	*8%*
Royalties and other	*1%*
JWA Division	78%
Perfume Division	20%
Hotels and other	2%

Revenues by geographical area

Europe	39%
of which:	
– Italy	*13%*
Americas	16%
Asia	39%
of which:	
– Japan	*21%*
– the Rest of Asia	*18%*
Middle East	4%
Other	2%

Employees	3675

Ownership

Bulgari family	51.35%
Paolo Bulgari	
Nicola Bulgari	
Francesco Trapani	
Floating	48.65%

The Bulgari Group at 31 December 2007 52 companies in 24 countries

Bulgari S.p.A.

Is the parent company and owner of the BVLGARI brand name. It also performs coordination activities in the areas of product development, marketing, finance and the management of human resources. Bulgari S.p.A. is 51.35% owned by the Bulgari family and since 17 July 1995 has been listed on the electronic system of the Italian Stock Exchange. Its shares are also traded on the London Stock Exchange IRS.

Bulgari (Austria) GmbH
Company that manages the BVLGARI store in Vienna.

Bulgari (Deutschland) GmbH
Company that manages the BVLGARI stores in Germany.

Bulgari (Malaysia) Sdn Bhd
Company that manages the BVLGARI store in Kuala Lumpur.

Bulgari (Taiwan) Ltd.
Company that manages the BVLGARI stores in Taiwan.

Bulgari (Thailand) Ltd.
Company that manages the BVLGARI store in Bangkok.

Bulgari (UK) Ltd.
Company that manages the BVLGARI stores in London.

Bulgari Accessori S.r.l.
Company that produces and sells leather accessories.

Bulgari Asia Pacific Ltd.
Company that manages the BVLGARI stores in Hong Kong.

Bulgari Australia Pty. Ltd.
Company that manages the BVLGARI stores in Australia.

Bulgari Belgium S.A.
Company that manages the BVLGARI stores in Brussels.

Bulgari Collection Internationale S.A.
Company that produces high jewellery articles.

Bulgari Commercial Shanghai Co. Ltd.
Company that manages the BVLGARI stores in the People's Republic of China.

Bulgari Corporation of America Inc.
Company that distributes BVLGARI products in the United States.

Bulgari España S.A. Unipersonal
Company that manages the BVLGARI stores in Spain.

Bulgari France SASU
Company that manages the BVLGARI stores in France.

Bulgari Gioielli S.p.A.
Company that coordinates the production of jewels and silver in Italy.

Bulgari Global Operations S.A.
Company involved in the development, production, promotion and marketing of BVLGARI products on an international level.

Bulgari Holding (Thailand) Ltd.
The company that has a shareholding in Bulgari (Thailand) Ltd..

Bulgari Holding Europe B.V.
Sub-holding company which manages investments.

Bulgari Hotels & Resorts Milano S.r.l.
Company that manages hotels, resorts and exclusive residences with the BVLGARI brand in Italy.

Bulgari Hotels and Resorts Japan Ltd.
Company that manages exclusive BVLGARI brand restaurants in Japan.

Bulgari Hotels & Resorts B.V.
Company that buys companies active in the hotel industry.

Bulgari International Corporation (BIC) N.V.
Sub-holding company that manages international investments and performs financial transactions.

Bulgari Italia S.p.A.
Company that manages the BVLGARI stores in Italy.

Bulgari Japan Ltd.
Joint venture company with Itochu and AOI that manages the BVLGARI stores in Japan.

Bulgari Korea Ltd.
Company that manages the BVLGARI stores in Korea.

Bulgari Montecarlo S.A.M.
Company that manages the BVLGARI store in Montecarlo.

Bulgari Operational Services A.p.S.
Company that buys and leases aircraft and provides additional services relating to this activity.

Bulgari Panama Inc.
Company that manages the BVLGARI store in Panama City.

Bulgari Parfums Deutschland GmbH
Company that distributes and markets BVLGARI perfumes in Germany.

Bulgari Parfums Iberia S.A.
Company that distributes and markets BVLGARI perfumes in Spain.

Bulgari Parfums Italia S.p.A.
Company that distributes and markets BVLGARI perfumes and cosmetics in Italy.

Bulgari Parfums S.A.
Company that distributes and markets BVLGARI perfumes in France.

Bulgari Portugal Accessorios de Luxo Lda
Company involved in international operations.

Bulgari Reinsurance Company Ltd.
Company that reinsures on the market Group risks which are already insured.

Bulgari Retail USA S.r.l.
Company involved in the retail sale of BVLGARI products in the United States.

Bulgari S.A.
Company that manages the BVLGARI stores in Switzerland.

Bulgari Saint Barth S.a.s.
Company that manages the BVLGARI store in Saint Barthelemy.

Bulgari South Asian Operations Pte Ltd.
Company that manages the BVLGARI stores in Singapore.

Bulgari Time (Switzerland) S.A.
Company that produces watches and accessories and that is involved in all activities relating to silk.

Cadrans Design S.A.
Company that produces mechanisms and components for watchmaking.

Crova S.p.A.
Company that produces and sells jewels.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
Company that produces and distributes Daniel Roth et Gérald Genta watches.

H. Finger AG
Company that produces components for watchmaking.

LB Diamonds & Jewelry S.a.r.l.
Joint-venture with the Leviev Group for the production and marketing of diamonds to Bulgari Group companies.

Monaco S.A.
Company that makes equity investments and that holds 100% of the share capital of H. Finger AG.

Opera Management S.A.
Company that manages the "Opera Partecipations S.c.a." fund.

Opera Participations 2 S.c.A.
Company that invests in companies producing "Made in Italy" goods and services.

Opera Participations S.c.A.
Company that invests in companies producing "Made in Italy" goods and services.

Opera SGR S.p.A.
Company whose business is the provision of professional fund management services.

Prestige d'Or S.A.
Company that produces components for watchmaking.

Group structure
as of 31 December 2007



51.35%
48.65%
BULGARI FAMILY
MARKET
BULGARI S.p.A. Rome
OPERA SGR S.p.A.
BULGARI ACCESSORI S.r.l.
BULGARI PARFUMS ITALIA S.p.A.
BULGARI PORTUGAL Acessorios de Luxo LDA
BULGARI Commercial (Shanghai) Co Ltd.
BULGARI International Corporation (BIC) NV
Bulgari Holding Europe BV
BULGARI GIOIELLI S.p.A.
BULGARI ITALIA S.p.A.
CROVA S.p.A.
BULGARI RETAIL USA S.r.l.
BULGARI Hotels and Resorts BV
BULGARI Hotels and Resorts Milano S.r.l. (1)
BULGARI S.A.
BULGARI (AUSTRIA) GmbH
BULGARI FRANCE SASU
BULGARI (UK) Ltd.
BULGARI BELGIUM S.A.
BULGARI (DEUTSCHLAND) GmbH
BULGARI ESPAÑA S.A. Unipersonal
BULGARI MONTECARLO S.A.M.
BULGARI PARFUMS DEUTSCHLAND GmbH
BULGARI PARFUMS IBERIA S.A.
LB DIAMONDS S.a.r.l.
CADRANS DESIGN S.A.
MONRACO S.A.
PRESTIGE D'Or S.A.
BULGARI TIME (SWITZERLAND) S.A.
Daniel Roth et Gerald Genta Haute Horlogerie SA
BULGARI PARFUMS S.A.
BULGARI HOLDING (Thailand) Ltd.
BULGARI CORPORATION OF AMERICA
BULGARI JAPAN Ltd.
BULGARI St. BARTH S.a.S.
H. FINGER AG
BULGARI (Thailand) Ltd.
OPERA Management S.A.
BULGARI AUSTRALIA Pty Ltd.
BULGARI REINSURANCE Ltd.
BULGARI SOUTH ASIAN OPERATIONS Ltd.
BULGARI (TAIWAN) Ltd.
BULGARI Asia Pacific Ltd.
BULGARI Hotels and Resorts Japan Ltd.
BULGARI (MALAYSIA) Sdn Bhd
BULGARI GLOBAL OPERATION S.A.
BULGARI Op. Services Aps
BULGARI KOREA Ltd.
BULGARI PANAMA Inc.
BULGARI COLLECTION INTERNATIONAL S.A.
OPERA Partecipations S.c.A. (2)
OPERA Partecipations 2 S.c.A. (3)

(1) Company owned indirectly trough Bulgari Hotels and Resorts B.V. at 61.75% (95%*65%, investment of Bulgari Hotels and Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.) and directly through Bulgari S.p.A. at 3.25%.

(2) Company owned directly by Bulgari International Corporation (BIC) N.V. at 7.32% of total of class A.1. In addition, Opera Management S.A., which is 11.45% owned by Bulgari International Corporation (BIC) N.V. owns 100% of the class B.1 shares (the class A.1 shares are preferred as to dividends distributions, whilst B.1 shares are not preferred in terms of dividends distribution, but give those who hold them the right to vote on resolutions of particular importance of Opera S.c.a.).

(3) Company owned directly by Bulgari International Corporation (BIC) N.V. at 25% of total of class A.1. In addition, Opera Management S.A., which is 11.45% owned by Bulgari International Corporation (BIC) N.V. owns 100% of the class B.1 shares (the class A.1 shares are preferred as to dividends distributions, whilst B.1 shares are not preferred in terms of dividends distribution, but give those who hold them the right to vote on resolutions of particular importance of Opera S.c.a.).



Rome. Via Condotti, 10

The Bulgari story

The Bulgaris descend from an ancient family of Greek silversmiths from Epirus whose progenitor, Sotirio, crafted precious objects in silver. In the middle of the nineteenth century Sotirio moved to Italy and opened the first store in Rome in Via Sistina, replaced in 1905 by a new store located in Via Condotti, which is the point of reference today of all the Bulgari stores in the world. In the meantime Sotirio was supported by his sons Giorgio and Costantino, who during the first decade of the twentieth century decided to move away from the strict disciplines of the French school to create a unique style inspired by Greco-Roman classicism, the Italian Renaissance and the nineteenth century goldsmith school in Rome. In the nineteen fifties and sixties, the bold and innovative style of Bulgari gained success amongst the protagonists of the jet set and movie world. The brand thus reached an international fame which in the nineteen seventies encouraged the first phase of the Group's international expansion, with the opening of new overseas stores in New York, Geneva, Montecarlo and Paris. In 1977 Bulgari left an important mark on the world of watchmaking launching the first *Bulgari Bulgari* watch, by now a classic model, and founding in Switzerland in 1980 the company Bulgari Time to manage the creation and production of watches. In 1984 Paolo Bulgari became Chairman of Bulgari and Nicola Bulgari and Francesco Trapani were appointed Deputy Chairman and Managing Director respectively. A phase of strong growth and important challenges started in that period and in 1993 Bulgari chose to diversify its product portfolio entering the perfume business with the launch of its first fragrance *Eau Parfumée au Thé Vert*, followed by nine other successful fragrances. The company Bulgari Parfums was founded in Switzerland to manage the creation and production of perfumes. In 1995 Bulgari was listed on the Milan Stock Exchange and its shares are also currently traded on the IRS segment of the London Stock Exchange. In 1996 the diversification process was boosted with the first silk collection, followed a year later by a wide range of leather accessories and eyeware. The year 2000 inaugurated a more aggressive strategy of verticalisation with the acquisition of the top of the range watchmaking brands Daniel Roth and Gérald Genta. In 2002 and 2003, due to major economic and political uncertainty strategies were adopted aimed at controlling costs and improving manufacturing processes and efficiency, without overlooking at the same time new product launches. In addition the vertical integration process continued in 2002 with the acquisition of a 50% stake in Crova, a historical top of the range jewellery brand. The year 2004 was one of intense activity for the launch of new products and the creation of partnership and strategic initiatives for the business development and enhancement of the brand, and indeed to further increase the production of diamond jewels a joint venture owned 50% by Bulgari International Corporation and 50% by LLD Diamonds Ltd., a wholly owned subsidiary of the Leviev Group, the world's largest producer of cut diamonds, was established. With regard to jewellery, and in accordance with the vertical integration strategy adopted, in the same year the Bulgari Group completed the acquisition of Crova to arrive at 100%. The opening of the first Bulgari Hotel in Milan in 2004 as a result of a joint venture between Bulgari and the Luxury Group (a division of Marriott International) further strengthened the brand, expressing the concept of contemporary luxury in prestigious locations with an exclusive design. In 2005 the continuation of the vertical integration strategy led to three further acquisitions: in the watchmaking sector the two Swiss companies Cadrans Design (acquired at 50%), producing dials for high end watches, and Prestige d'Or (acquired at 51%), specialising in the production of metal watchstraps, became part of the Group. In the accessory sector Bulgari acquired 100% of the Italian company Pacini, then renamed Bulgari Accessori S.r.l., which produces precious hides and fabric handbags. In 2006 the Group further consolidated the results of its verticalisation and diversification strategies: in the accessory segment — in light of the increase of production capacity and after the success of the first two fully dedicated stores opened in 2005 — the experience was repeated in Milan, where the first Bulgari accessory store for Europe was inaugurated in September, followed a few months later by the opening of another shop in Florence. Furthermore in the watchmaking sector a calibre was entirely developed, produced and assembled by the Group for the first time.

The Group has grown again in 2007 by aiming in two directions: firstly continuing its vertical integration process, in particular in the watch sector, and secondly opening new stores in strategic markets or those of great potential. As part of this agreements were signed for the acquisition of 100% of the Swiss company Finger — which specialises in the creation and production of sophisticated cases for top range complex watches — and for the purchase of machinery and intellectual property from the Swiss machine company Leschot, with the objective of increasing the brand's expertise in the watch sector and supporting internal growth in manufacturing. On a distribution level as far as the more important inaugurations are concerned the year saw the Fifth Avenue store in New York reopening following completion of extension and renovation work and in Japan the opening of the largest Bulgari store in the world, the 11 story Ginza Tower in Tokyo, together with a new twin-store in the Omotesando quarter of the city. In Rome, a new store fully dedicated to accessories was opened in Via Condotti. Bulgari also strengthened its presence on the Chinese market with the opening of 5 sales points, taking the number of its stores in continental China to 9. Further value was given to the watch sector through the opening of 2 stores in Paris and Geneva dedicated to the Gérald Genta brand. Finally the new line of feminine skincare was launched on the Italian market in the autumn as the precursor to a far more extensive distribution of the product on a worldwide scale in 2008.


BVLGARI

Bulgari creations

Bulgari creations are appreciated by international clientele for their unmistakable, bold and refined style, where the extreme attention placed on quality and an innovative design make them a timeless example of elegance.

Their contemporaneity, a fundamental characteristic of Bulgari creations, is based on their ability to reinterpret themes and motifs inspired by art and architecture in an evocative and, at the same time, extraordinarily original style, which enhances the personalities of the people who wear them.

Jewels

A sense of volume, a passion for linear and symmetrical forms and an attention to detail are the distinctive features of Bulgari jewels, which are the result of a constant search to blend tradition and innovation. Bulgari jewels enhance femininility in the best possible manner with ten collections that fit differing lifestyles and ways of being. The famous collections *Parentesi, Tubogas, Bulgari Bulgari, Astrale* and *Allegra* are therefore designed for a contemporary woman who lives the jewel as an expression of her personality and elegance, *Lucea* is a homage to a refined femininility, while *B.zero1* expresses a simple and linear style which is perfect for every occasion.

The new propositions for 2007 are characterised by motifs that emphasise the link that Bulgari has with art and history: in the *Elisia* jewellery collection the elliptical shape, inspired by architectural motifs of various eras which were present in Rome and which was already a successful feature of the Bulgari models of the nineteen seventies, is reinterpreted and given value with the use of cabochon cut stones and polychromic enamels, thus creating highly innovative combinations. The design of the famous *Parentesi* collection, another unmistakable motif which has been a landmark in the history of Bulgari and of jewellery in general, was also renewed in 2007, with the single modular element being emphasised, assembled with creativity and rendered even more elegant and flexible. The High Jewellery Collection, the highest expression of Bulgari's creativity and design, has been enriched in 2007 with new and extraordinary one-of-a-kind pieces. The High Jewellery Collection creations are displayed on rotation in the Bulgari stores all over the world, showing that taste and top quality in materials and workmanship are always pursued to conceive symbols of a timeless beauty. The evolution of the Bulgari design is illustrated in the precious *Vintage Collection*, consisting of approximately 200 not-for-sale one-of-a-kind creations dating from 1920 to the nineteen nineties.


BVLGARI

Watches Bulgari watches are conceived for both men and women, satisfying the strictest criteria of Swiss watchmaking while at the same time featuring a contemporary and innovative style. Thanks to the verticalisation process in watchmaking, begun in 2000 and pursued with determination in the following years, Bulgari has gained a foremost position in the sector with the prospect of becoming one of the few manufacturers worldwide and of being able to produce all the watch movements internally. Bulgari offers various lines including the classic *Bulgari Bulgari*, *Diagono*, *Rettangolo*, *Ergon* and *Assioma*, accompanied each year by new launches always technically in the vanguard. Launches in 2007 have seen new interpretations of the *Bulgari Bulgari*, *Ergon* and *Assioma* models, which diamonds render even more precious and exclusive. The celebrated curved form of the casing, a feature of the Assioma collection in particular, has been reinterpreted in an elegant and refined manner in the feminine *Assioma D*, presented exclusively at the Basel Fair, in which a rose cut diamond is set in the crown, and in the *Assioma Multicomplication Squelette* model, in which the transparency of the dial adds value to the beauty of the movement, initiated in 2006 as the first calibre manufactured by Bulgari. The new *Bulgari Bulgari* models have also been made more precious by putting diamonds on the casing or by giving them an exclusive treatment such as clou de Paris or guilloché soleil for the dials. The avantguard *Ergon* design has been enriched further with new men's and ladies' models with brilliant cut diamonds set in the casing, mounted in the crown or inlaid in the numbers.



BVLGARI
BVLGARI

Perfumes and cosmetics

Bulgari proposes ten different fragrances with a complimentary bath line providing a wide range of emotions and sensations and created to become new classics. The *Eaux Parfumées* range matches the delicate lightness of cologne with the benefic relaxing properties of green and white teas. *Bulgari pour Femme* is flowery and powdery with a hint of jasmine tea while the male fragrance *Bulgari pour Homme* is characterised by precious musks and a hint of Darjeeling tea. With *Omnia*, Bulgari proposes an oriental fragrance, a combination of unexpected flavours skilfully blended in an aroma of absolute femininity. The success of the perfume *BLV*, characterised by an original hint of ginger around which an extraordinary olfactory ambient evolves, stimulated the creation of *BLV pour Homme*, a fragrance of unexpected contrasts and surprising alchemies, and the launch of *BLV Notte*, which develops the most sensual and mysterious hints of the *BLV* universe. *Petits et Mamans* is the line designed for children and their mothers, with hints of chamomile and talc, while Black is a cosmopolitan fragrance for men and women. Furthermore, with *Rose Essentielle* and *Voile de Jasmin for women* and *Bulgari Pour Homme Soir* and *Bulgari Pour Homme Extrême* for men, some of the peculiar hints of *Bulgari Pour Femme* and *Bulgari Pour Homme* are explored and emphasised, creating a new universe of fragrances suited to various occasions and moods. The new 2007 fragrances are fully dedicated to women with the toilet water version of the *Rose Essentielle* fragrance and the hint of iris and Bulgarian rose which characterise the new *Omnia Améthyste* fragrance, whose twisted bottle shape — which recalls that of *Omnia* perfume — presents an elegant play of dazzling lights with its violet shades acting as a reminder of the precious reflections of amethyst and the identity of Bulgari jewellery as a whole.


BVLGARI
BVLGARI
CREME PRECIEUSE

The experience and tradition of excellence in the selection and working of the precious stones was also a source of inspiration for the Bulgari feminine *skincare* line, launched in Italy in 2007 in a carefully selected range of perfumeries. The *skincare* line, consisting of 15 different product types, for the first time concentrates the beneficial qualities of the oligoelements to be found in the gems of precious stones in an active ingredient patented and conceived by the Bulgari Research Department. Bulgari plans to distribute this line on a worldwide scale in 2008.


BVLGARI

Accessories

The range of Bulgari creations features precious silk products such as the celebrated "seven folds" tie where tailoring elegance matches with exclusive fabrics and the most accurate craftsmanship. The collection of ties, scarves and stoles offers a variety of colours and patterns that make them suitable for the most varied occasions. Leather and precious fabric bags express a sophisticated yet innovative elegance with creations for night and day endowed with a great personality. The travel line offers bags and suitcases for work and leisure, combining class with practicality. The various models of pens, key-rings and silver and leather goods are intended as gifts or something one can treat oneself to. They are tasteful and refined objects that can always be used in daily life.

The range of accessories is completed by the collection of sunglasses and spectacles, produced in partnership with Luxottica. The modern and elegant Bulgari eyewear is enriched with precious details that make each model an expression of personality and refinement.

With its product launches in 2007 Bulgari has emphasised how its identity and stylistic originality are naturally transmitted from its jewels to its accessories; in the autumn-winter *Leoni* collection of handbags a famous jewel of the nineteen sixties forming part of the Bulgari tradition, a bracelet with lion heads mounted with rubies, sapphires and precious stones, has been transformed into an emblematic decorative element. The vivacious colours of precious stones have been a source of inspiration for the elegant spring-summer collection, which conjures up a Mediterranean ambience and one in which unexpected and absolutely unconventional materials and craftsmanship are to be found.

The accessory category has recently been enhanced through a network of fully dedicated stores in the main international markets in which the Group operates.


BVLGARI
BVLGARI

The new accessory store in Rome,
Via Condotti



Tokyo, Ginza



Tokyo, Omotesando

Bulgari Hotels & Resorts

The Bulgari Hotels & Resorts project originates from the desire to reinforce the prestige and visibility of the brand through unique hotels and resorts which are able to express the concept of contemporary luxury that distinguishes all Bulgari creations. The joint venture signed in 2001 with the Luxury Division of Marriott International, a partner with enormous experience in the luxury hotel business, guarantees the highest level of service and professionalism.

The first Bulgari Hotel, a five-star luxury hotel opened in Milan in 2004, is situated on Via Privata Fratelli Gabba, which from a cultural and commercial point of view is the most prestigious area of the city due to its proximity to Via Montenapoleone, Via della Spiga, La Scala and the Brera district.

In September 2006 the second step taken in the Bulgari Hotels & Resorts project was the opening of an extraordinary resort in Bali (Indonesia) in the Jimbaran peninsular, located on a secluded plateau with cliffs plunging down into the sea. This position is one of incomparable beauty for a resort where traditional Balinese style is reinterpreted in a contemporary and elegant way by offering guests the most exclusive services and sophisticated attention.

The Bulgari Hotels & Resorts project will be continued by selecting new and exclusive locations in other capital cities and tourist destinations worldwide.





Bulgari quality

A spirit of excellence permeates every Bulgari creation. Attention to detail and the pursuit of absolute quality, typical of all the Group's products, coexist with an innate desire to surpass oneself and respond with passion to the ever-changing requirements of the market.

Every Bulgari product, whether it be a jewel, watch, perfume or accessory, is an object that has been checked in the most minute detail to ensure that it upholds the Bulgari tradition of quality and is perfectly faithful to the sensitivity and intentions of its creator.

Bulgari jewels are initially conceived with a design in water-colour or tempera. At this point the craftsman takes over using his skilled hands and experience to create an object with a particular softness, roundness and perfection.

From the first drawing the idea is analysed and developed creatively, so as to assess the materials and colours best suited to its development and wearability, as well as its compatibility with the Bulgari tradition and style.

With watches too Bulgari has succeeded in combining refined design with sophisticated mechanisms, produced and checked in accordance with the stringent and rigorous criteria of Swiss certification, a guarantee of high quality.

All Bulgari watches are manufactured in the Neuchâtel workshops of Bulgari Time in Switzerland.

In order to guarantee the same level of quality for all Bulgari creations, perfumes are produced with the same care and attention to detail. For this reason Bulgari has chosen to control directly each stage of the creation, production and distribution of its perfumes through Bulgari Parfums.

The strong relationship developed with Luxottica's product development team has resulted in the creation of an innovative and refined eyewear collection.

Customer service also receives significant attention as part of Bulgari's pursuit of absolute quality.

Personnel are trained under the Excellence programme which has been employed since 1990 to bring to every Bulgari store the standards of excellence which are a feature of the century long experience of the Via Condotti store in Rome.



NY, V Avenue



Tokyo, Ginza

Distribtion strategies

The distribution of Bulgari products is based on ensuring the presence of stores in selected locations in the world's major cities in order to guarantee an ideal positioning.

All Bulgari stores are designed in a modern and highly distinctive style. Italian marble, prized timber and exhibition spaces are carefully designed to enhance the entire range of Bulgari collections, from jewels to watches and accessories, thus contributing towards a welcoming atmosphere.

The distribution of watches has followed a well-defined strategy. Care is taken to select franchisees who are capable of offering impeccable customer service.

The distribution network for Bulgari perfumes is also operated with the same criteria of quality and selectivity. Bulgari fragrances are only available in the finest perfumeries and department stores in the world.

BVLGARI

VALUES

Drive for success

We believe that by challenging our competition every day, on every product, in every store and on every activity, we will become the market leader.

Value creation

We believe that we will continue to achieve our sustainable growth by focusing our efforts, competencies and entrepreneurial spirit on value creating activities.

Power of brands

We believe that the power of our brands is the foundation for future successes. All of our activities should reflect and nurture the corresponding style.

Excellence

We believe in the importance of achieving excellence in the outstanding quality of our products and services to internal and external customers through the professionalism of our organization.

People contribution

We believe that everyone can contribute to the achievement of the company's mission through personal involvement, personal responsibility and personal commitment.

Integrity and consistency

We believe that integrity, clarity and consistency in all of our decisions, actions and communication, regardless of internal and external pressures, build an environment where everyone is committed to the achievement of the company's mission.

Engaging environment

We believe that mutual respect, trust, professional growth, team spirit and lively environment are the building blocks of our company culture.

Human resources

MANCA TESTO RISORSE UMANE - 1.

MANCA FOTO RISORSE UMANE - 2

MANCA DIDASCALIA "RISORSE UMANE" - 2 ....

Manca testo - segue "Human resources"

MANCA TESTO RISORSE UMANE -2



From left: Silvio Ursini, Flavia Spena, Alessandro Bogliolo, Francesco Trapani, Paolo Alberti, Alberto Nathansohn

The Executive Committee

The Executive Committee of the Bulgari Group consists of seasoned professionals of the highest calibre, all of whom with experience in major international companies. Their acquired knowledge and strong personal motivation has made them into a closely knit and winning team, which sharing a common philosophy is able to carry forward Bulgari's prestigious mission effectively and successfully.

Francesco Trapani
Managing Director

Paolo Alberti
Executive Vice President Perfumes Division

Alessandro Bogliolo
Executive Vice President Jewellery, Watches and Accessories Division

Alberto Nathansohn
Executive Vice President Administration, Finance and Control

Flavia Spena
Executive Vice President Human Resources and Organisation

Silvio Ursini
Executive Vice President Brand Image and New Business Development

Board of Directors

Chairman
Paolo Bulgari

Deputy Chairman
Nicola Bulgari

Managing Director
Francesco Trapani

Directors
Claudio Costamagna
Claudio Sposito
Giulio Figarolo di Gropello
Paolo Cuccia

Board of Statutory Auditors

Chairman
Eugenio Pinto

Standing Auditors
Maurizio de Magistris
Gerardo Longobardi

Substitute Auditors
Tiziano Onesti
Mario Civetta

Auditing Company

KPMG S.p.A.

Report of the Directors on the Group's performance for the year ended 31 December 2007

Shareholders,

The year which has just ended saw us achieve a solid performance in the first part and a subsequent slowdown in the latter, characterised as it was by tensions in the financial markets, pressure on oil and raw materials prices, extreme volatility in exchange rates and the significant strength of the euro compared to all the other currencies.
The economic situation is precarious from many points of view, with any changes in macro-economic figures often leading to an exaggerated reaction and purely speculative activities.
We believe that the market will welcome with great satisfaction the results achieved by the Bulgari Group in 2007, both in terms of sales and profits. This confirms yet again the strength of a brand whose potential has been well exploited by the steps we have taken over the past few years, even when the markets were difficult, and we believe that we will be able to grow further with the investments planned for the upcoming period.
Net sales have risen by 8.2% over 2006 (13.6% at comparable exchange rates), operating profit by 4.7% and net income by 12.4%. In addition, we continued making important investments throughout the year, especially those aimed at broadening and renovating the distribution network and production capacity and an interesting return is expected from these in the medium term.

Key economic indicators

Consolidated net revenues of 1,091.0 million euros for 2007 compare with 1,008.7 million euros for the previous year.
Contribution margin rose from 647.4 to 699.1 million euros (up 8%), representing 64.1% of net sales compared to 64.2% in 2006. The Group was able to keep this margin firm because of the increasing vertical integration it has achieved in strategic sectors, the success of the steps taken to achieve efficiencies in production and price increases introduced during the year despite the negative effect of exchange rates (in particular those with the yen and the dollar) and the rise in raw materials prices (principally those relating to gold and precious stones). In this respect it is worthwhile noting that the Group has continued to employ hedging transactions against the risk of changes in exchange rates and in the price of gold, and the positive effects of this can be seen in "financial income" in the income statement which includes the portion relating to commercial transactions. This represents a significant component of income for us again this year.

(millions of euros)


NET REVENUES
918.5
1,008.7
1,091.0
CONTRIBUTION MARGIN
596.9
647.4
699.1
OPERATING PROFIT
142.8
157.1
164.5
NET INCOME
116.4
134.3
150.9
2005
2006
2007

Operating costs rose from 490.3 to 534.6 million euros this year, representing an increase of 9.0%. This rise is the reflection of two distinct effects: on the one hand the Group continues to make investments aimed at extending and renewing its distribution network and increasing production capacity; and on the other there are the significant one-off effects connected with the start-up of the skincare project and the concentration in the latter part of the year on the opening of three flagship stores (in October the accessories-only store in Rome and the Omotesando complex in Tokyo, and in November the Ginza Tower in Tokyo). Advertising and promotion expenses amounted to 119,6 million euros, representing 11% of net sales and consistent with 2006.

In the light of these investments operating profit of 164.5 million euros was in line with forecasts, rising by 4.7% compared to 157.1 million euros in 2006. If the increase in costs arising from the one-off effects discussed above is excluded, the rise of operating profit in percentage terms compared to the previous year would be considerably greater than the increase in turnover at current exchange rates. Operating profit represents 15.1% of revenues, slightly lower than the 15.6% of 2006.

Net income of 150.9 million euros represents an increase of 12.4% over the 134.3 million euros of the previous year. Contributing to this improvement were, as mentioned above, the income earned on currency and precious metals hedging transactions and recognised as financial income and a significant improvement in the effect of taxation as a percentage due to non-recurring factors. Net income represented 13.8% of revenues, a further improvement over the 13.3% achieved in 2006.

These figures and the excellent results achieved over the past few years go to confirm the success of the Group's strategies, which are aimed at maintaining growth in terms of both sales and profits, and ensure that this will continue into the coming years.

Table 1 – BULGARI GROUP – Consolidated income statement (millions of euros)

	2007	2006	Difference	%
Net revenues	**1,091.0**	**1,008.7**	**82.3**	**8.2%**
Net contribution margin	**699.1**	**647.4**	**51.7**	**8.0%**
	64.1%	**64.2%**		
Variable selling expenses	(48.8)	(42.0)	(6.8)	16.2%
Personnel costs	(170.3)	(157.4)	(12.9)	8.2%
Other incomes and expenses	(152.7)	(139.5)	(13.1)	9.4%
Advertising and promotion expenses	(119.6)	(112.9)	(6.7)	5.9%
Depreciation, amortisation and impairment	(43.2)	(38.3)	(4.8)	12.6%
Total operating expenses	**(534.6)**	**(490.3)**	**(44.3)**	**9.0%**
Operating profit	**164.5**	**157.1**	**7.4**	**4.7%**
	15.1%	**15.6%**		
Other non-operating incomes (expenses)	0.6	(1.6)	2.2	139.4%
Income before taxation and minority interests	**165.1**	**155.6**	**9.5**	**6.1%**
Current and deferred taxation	(14.0)	(20.6)	6.6	–32.1%
Income before minority interests	**151.1**	**135.0**	**16.0**	**11.9%**
	13.8%	**13.4%**		
Income attributable to minority interests	(0.2)	(0.8)	0.5	–68.3%
NET INCOME ATTRIBUTABLE TO THE GROUP	**150.9**	**134.3**	**16.6**	**12.4%**
	13.8%	**13.3%**		

MACRO-ECONOMIC SCENARIO

The world economy performed well in the first part of the year. Expansion continued also into the third quarter, held up by a persistently prosperous economic situation in the emerging areas of the world. This scenario, however, gradually deteriorated due to the tensions in the financial markets set off by the subprime mortgage crisis.

The macroeconomic picture in the United States is not encouraging. The dollar is reaching historical lows, not only compared to the euro but also against various South American and Asian currencies. There are signs of recession, such as the decrease in wages, the fall in consumer confidence indices and significant drops in retail sales and orders for durable goods. With the intention of stabilising the economy the Federal Reserve cut interest rates in the period from September to February by 2.25 percentage points, after reducing the rate by 50 basis points to 4.75% in August, despite the existence of a real and growing risk of inflation.

The eurozone economy is showing signs of the effects induced by the slowdown in the United States and the lasting strength of the euro. Business confidence surveys show that companies are reducing their expectations of real growth in the area and even considering combined demand, retail sales are turning out to be less impressive as a whole. The latest forecasts for the growth in GDP in real terms for 2008 arrive at 2% with inflation estimated at 2.5%, but a revision of these figures is expected to be made, with growth being revised downwards and inflation revised upwards.

The European Central Bank took emergency steps in August, putting a considerable amount of additional liquidity into circulation with the aim of stabilising the markets. This measure, which was certainly of an extraordinary nature, was decided after a jump in overnight interest rates, which rose to their highest levels for the past six years and a good deal higher than the 4% reference.

At the present time there are no signs of the possibility of a further monetary slackening given the significant rises that have taken place in the prices of oil and raw materials, which are keeping the risk of inflation high.

The macroeconomic signals arriving from Japan also indicate a scenario in which growth will be more contained. Consumer and business confidence indices have recently been falling; more specifically, consumers have felt the effect of the rise in energy prices at a time when wages are stagnant, while those businesses more exposed to the export channel are stressing the changes taking place in the global growth picture. For its part core inflation, that which excludes the more volatile energy and food product components, is still in negative territory, even though only just, with a figure of –0.1% recorded for December. The combination of a less than brilliant internal demand and a certain delay in the return to a rise in prices justifies the waiting strategy adopted by the Bank of Japan and indicates that a pause is taking place in the process of interest rate normalisation.

There is the overall impression from recent events that the economic system is becoming more uncertain and risky.

Apart from the macroeconomic situation, which inevitably affects all of the markets, a further element influencing the luxury sector in which Bulgari operates is the strengthening of the euro, a trend which the leading analysts state is unlikely to disappear in the short term. More specifically, there was an average dollar/euro exchange rate of 1.37 in 2007 (up 9.2% over the 2006 average), while there was an average yen/euro rate of 161.24 in the year, compared to 146.07 in 2006 (up 10.4%). At the end of the year these rates were respectively1.47 (dollar/euro) and 164.93 (yen/euro).

The rise in the price of gold price appears endless and not even the possibility of imminent sale of reserves by the International Monetary Fund was able to put a halt to its climb, with a peak of 967.7 dollars/ounce being reached in February. There was an average price for the year of 694 dollars/ounce compared to an average of 604 dollars/ounce in 2006 (up 14.9%) and 445 dollars/ounce in 2005 (up 55.9%).There were also record increases in the prices of precious metals such as platinum and silver.

It is clear that the trends in the currency markets and in the price of gold are elements of considerable pressure for the contribution margin of a Group such as Bulgari, which carries out a part of its sales in currencies which are depreciating while incurring a consistent part of the cost of its products in euros, obviously linked to the price of gold and precious stones.

Analysis of the Group's most significant revenues and operations

REVENUES BY PRODUCT TYPE

Sales in 2007 increased for the fourth consecutive year in all the sectors in which the Group operates. All product types benefited from the constant research and innovation activities carried out by the Group and from the new product launches made during the year.
In jewellery, Bulgari's main product type, sales performance was excellent yet again with an increase of 20% at comparable exchange rates (14% at current exchange rates). The final quarter of 2007 was the seventeenth consecutive quarter of growth, confirming the success that the designs of the lines launched over the past few years have had with customers. There were important changes to products again in 2007, characterised by a mix of innovation and tradition. The *B.zero1* line was extended with the introduction of new products which pick up the famous *Turbogas* motif from the standpoint of stylet, enhancing and adding to a line which is also successful. The new *Parentesi openwork* collection has been introduced which is already exceeding the excellent results achieved by Parentesi Revolution launched in 2006. The new *Elisia* jewellery collection went on sale in the second half of the year, taking up the harmonious elliptical form that Bulgari has always preferred, especially in the 1970s.

The sales of watches increased by 8% (2% at current exchange rates), despite the difficulty in obtaining components which restricted production capacity, an increased selection of products on offer and a policy to protect margins with third party distributors.
To the confirmation of the success of the new products already introduced in 2006, such as the new *Bvlgari-Bvlgari*, should be added the excellent welcome given by the market to *Assioma D*, a ladies watch which completes the Bulgari offer in the precious watch segment. The Bulgari Group is determined to invest in vertical integration in this category and the fourth quarter of the year saw the finalisation of the acquisition of the Swiss company H. Finger AG, which specialises in the production of sophisticated cases, through the purchase of its parent Monraco S.A.. The purchase of machinery and intellectual property from the Swiss company Leschot S.A. was also completed, having the aim of significantly strengthening internal production of manufactured movements.
Accessories increased in line with expectations with the increase in sales limited to 1% (–5% at current exchange rates), substantially due to last year's extremely high starting base (+19% in 2006) and to the weakness of the market in Japan which is the key country for this product type. It should be noted though that the sale of accessories in owned stores achieved double digit growth this year, with an acceleration taking place during the Christmas period, confirming the product strategy in this case of increasing the products on offer in the top of the range segment. The success of the new *Leoni* and Bulgari Tondo handbag collections is highlighted in this respect.
The JWA (Jewels-Watches-Accessories) Division grew overall by 13% (8% at current exchange rates).

Sales of the Perfume Division also achieved impressive growth compared to 2006, rising by 15% at comparable exchange rates and 11% at current exchange rates. New product launches in perfumes this year were focused on feminine fragrances, even though the important news in the first half of the year was the presentation of a skincare line, for which distribution began at the end of the third quarter of 2007. The new skincare line is the consequence of the authoritativeness which Bulgari has acquired in the perfume sector, where it is able to propose products of the highest quality realised with exclusive formulae and developed in its research department in connection with a specialist group of dermatologists and cosmeticians of worldwide fame. The skincare line will be distributed throughout a carefully selected group of perfumeries, initially only in Italy.

The business of the Milan hotel continues with increasing success following its inauguration in May 2004; this hotel, the first of its kind bearing the BVLGARI brand, is run in partnership with the Marriott Group. The Bali resort inaugurated in 2006 is also going from strength to strength. To these must also be added the recent extraordinary triumph of the opening of the restaurant and café in Ginza and Omotesando in Tokyo. The Hotel & Resorts Division made a contribution of 13.6 million euros to turnover in 2007, representing an increase of 21.3% over 2006.

Table 2 below sets out revenues for 2007, the percentage of total revenues for each product type and the increase, at both current and comparable exchange rates, compared to the previous year.

Table 2 – BULGARI GROUP – Revenues by product type (millions of euros)

Product line	Total 2007				Total 2006			
	Absolute value	%	Δ % vs PVY		Absolute value	%	Δ % vs PVY	
			Curr. exch. rate	Comp. exch. rate			Curr. exch. rate	Comp. exch. rate
Jewellery	*459.9*	*42%*	*+14*	*+20*	*402.0*	*40%*	*+9*	*+11*
Watches	*294.8*	*27%*	*+2*	*+8*	*289.1*	*29%*	*+8*	*+10*
Accessories	*84.4*	*8%*	*–5*	*+1*	*88.9*	*9%*	*+15*	*+19*
Other (royalties from FR included)	*7.5*	*1%*	*+2*	-	*7.4*	*0%*	*+14*	–
JWA Division	846.6	78%	+8	+13	787.4	78%	+9	+11
Perfume Division	221.9	20%	+11	+15	199.8	20%	+10	+11
Hotel Division	13.6	1%	+21	–	11.2	1%	+17	–
Royalties from TP and other (IC elim. incl.)	8.9	1%	–13	-	10.3	1%	+66	–
Total net revenues	**1,091.0**	**100%**	**+8**	**+14**	**1,008.7**	**100%**	**+10**	**+12**

The operating profitability for each sector is reported in the notes.

Revenues by geographical area

The performance of sales in Europe was very positive (up 10%), compared to what was already a high starting point last year (up 11%), with Italy doing very well (up 8%).

The considerable increase achieved in the United States (up 21%) was of great satisfaction, despite the high starting base (up 15%).

After a series of negative quarters there was a turnaround in the trend in Japan in the second half of the year, due to the opening of the two new flagship stores in Tokyo at the end of October (Omotesando) and at the end of November (Ginza Tower), which closed the year essentially stable (down 1% at comparable exchange rates and down 10% at current exchange rates).

Last of all, significant growth continued in the rest of Asia where there was a buoyant increase of 41% at comparable exchange rates. The area now accounts for 18% of sales, reaching almost the level of Japan (21%). This growth tendency is constant across all the countries in the area and the excellent performance of the Chinese market, supported by an increasing number of directly managed stores, should be stressed.

Table 3 below sets out revenues for 2007 by geographical area, determined on the basis of outlet market, their amount as a percentage of total revenues and the change over 2006 measured at current exchange rates and comparable exchange rates.

Table 3 – BULGARI GROUP – Revenues by geographical area (millions of euros)

Geographical area	Total 2007				Total 2006			
	Absolute value	%	Δ % vs PVY		Absolute value	%	Δ % vs PVY	
			Curr. exch. rate	Comp. exch. rate			Curr. exch. rate	Comp. exch. rate
Europe	427.3	39%	+10	–	387.7	38%	+11	–
of which:								
– Italy	*141.4*	*13%*	*+8*	–	*131.4*	*13%*	*+1*	–
America	176.4	16%	+12	+21	157.4	16%	+14	+15
Asia	429.3	39%	+6	+15	406.4	40%	+7	+11
of which:								
– Japan	*231.7*	*21%*	*–10*	*–1*	*256.6*	*25%*	*+7*	*+14*
– rest of Asia	*197.6*	*18%*	*+32*	*+41*	*149.8*	*15%*	*+7*	*+7*
Middle East	40.4	4%	–0	–	40.5	4%	+9	–
Other	17.6	2%	+6	–	16.7	2%	+2	–
TOTAL NET REVENUES	**1,091.0**	**100%**	**+8**	**+14**	**1,008.7**	**100%**	**+10**	**+12**

Financial and balance sheet situations of the Group

Net financial debt at 31 December 2007 of 140.9 million euros compares with the figure of 46.9 million euros at 31 December 2006.

This increase is due to the significant investments made during the year, the increase in working capital to support the rise in sales and the distribution of dividends of over 86.9 million euros to shareholders.

The increase of 67 million euros in inventory over 31 December 2006 is partly due to the difficulty in obtaining components, the increase in stocks for precious stones in particular and the bringing forward of the spring and summer line to respond to market demand.

Shareholders' equity at the end of the year, inclusive of minority interests, amounted to 778.5 million euros (773.9 million euros if minority interests are excluded), compared to 743.0 million euros at 31 December 2006 (734.9 million euros if minority interests are excluded).

The gearing ratio, being the ratio between net debt and shareholders' equity inclusive of minority interests, was 18% at the end of 2007.

The Group's reclassified balance sheet follows:

Table 4 – BULGARI GROUP – Reclassified consolidated balance sheet (millions of euros)

	31/12/2007	31/12/2006
Net trade receivables	202.2	187.0
Other receivables	59.3	45.9
Inventory	596.1	528.9
Trade payables	(188.0)	(159.7)
Other payables	(55.9)	(51.2)
Total net working capital	**613.7**	**550.9**
Property, plant and equipments and intangible assets	279.1	209.7
Investments and other financial assets	40.2	42.6
Other long-term assets (liabilities)	(13.6)	(13.3)
INVESTED CAPITAL	**919.4**	**789.9**
Shareholders' equity	778.5	743.0
Short-term indebtedness	83.9	10.6
Long-term indebtedness	57.0	36.3
Total indebtedness	**140.9**	**46.9**
COVER	**919.4**	**789.9**

The balance sheet has been reclassified above by using a format that highlights the Group's Net Invested Capital and how this is funded by equity and debt. This enables it to be read from a more operational perspective, makes an analysis of the efficiency of investments easier and, together with the income statement, assists in carrying out calculations of the return on investment indices such as R.O.I. and R.O.E..
Compared to the official format attached to the financial statements at 31 December 2007, which follows a more conventional presentation by separating net assets, liabilities and shareholders' equity, all the liability items other than financial items are classified as a reduction in invested capital in the above structure, while liquid funds are classified in funding as a reduction in debt.

INVESTMENTS

Investments of 86.6 million euros in plant, property and equipment were made in 2007 which relate amongst other things to work carried out, or still in progress, to open or renovate stores and to the purchase of window displays for use by the third party distribution network for the presentation of BVLGARI products.
Amongst the major investments we should like to highlight those relating to the renovation of the New York stores on Fifth Avenue and Madison Avenue, the important openings in Ginza and Omotesando in Tokyo and the store dedicated exclusively to accessories in Via Condotti in Rome.
Amongst other stores opening were those in Lugano in Switzerland, Valencia in Spain, Selfridges in London, Paragon in Singapore and Chengdu, Tianjin, Shenyang, Beijing Mitsukoshi and Nanjing in China, as well as the first single brand Gérald Genta stores in Paris and Geneva.
In addition, an investment in progress worthy of a special mention is the new flagship store in Avenue George V in Paris. Investments in property, plant and equipment also include those in computer hardware, especially by the parent company, and in buildings and production plant made by the Group's production companies. Investments were made in 2007 in factories for both watches and accessories which are designed to increase production capacity. There were investments of 30 million euros in intangible assets, relating mainly to the costs incurred for the acquisition of licences for applications software used in managing the Group's various business activities and made mainly by the parent Bulgari S.p.A. and certain production companies. In addition, certain investments were made which regard the new store in Avenue George V in Paris and the Barcelona store.

Reference should be made to the comments below on the significant events taking place in 2007 for details of investments made to set up new companies or to acquire companies from third parties.

SIGNIFICANT EVENTS AT A GROUP LEVEL IN 2007

On 18 January 2007 the Group acquired the remaining 49% of Bulgari Korea Ltd. in which it already had a 51% holding. This company, which has a subscribed share capital of KW 4,500,000, is therefore now wholly owned by Bulgari International Corporation (BIC) N.V..

On 25 January 2007 the Group acquired Bulgari Parfums Iberia S.L., a company with its headquarters in Barcelona. It is wholly owned by Bulgari Espana S.A. and manages the distribution of Bulgari perfumes in Spain and Portugal.

Bulgari Panama Inc. was established on 31 January 2007. This company has its headquarters in Panama City and share capital of US$ 10,000, fully subscribed by Bulgari International Corporation (BIC) N.V.. It has obtained a trading licence from the local authorities to run an exclusive Bulgari brand store in the city. Operations began in January 2008.

On 22 May 2007 Bulgari International Corporation (BIC) N.V. sold 37.5% of the share capital of Opera Management SA (in which Bulgari International Corporation (BIC) N.V. held 48.95% of the share capital), as well as a portion of the shares it held in the fund Opera Participations 2 Sca and a portion of its respective investment commitment, leaving itself with a holding of 11.45% in Opera Management S.A. and 859 class A shares in Opera Participations 2 Sca, and as the owner of an investment commitment of 5 million euros.

A second transaction took place on 22 May 2007 when Bulgari S.p.A. sold 37.5% of the share capital of Opera SGR S.p.A. (in which it held 50% of the share capital), remaining as the owner of 12.50%. Following this transaction and that described in the previous paragraph, the Bulgari Group has left itself with a marginal and minority role in the "Opera" project so that it may concentrate its resources exclusively on strategic activities.

On 25 May 2007 Bulgari International Corporation (BIC) N.V. resolved to wind up Bulgari Operational Services ApS given that the aeroplane once owned by that company has been sold. The liquidation process is expected to be completed by the end of 2008.

On 29 October 2007 Bulgari Holding Europe B.V. acquired from Bulgari International Corporation (BIC) N.V. all of the shares owned by the latter in Bulgari S.A.. The transfer price was equivalent to the fair value of the holding as determined by an appraisal made by a third party. This transaction forms part of the process of reorganising the commercial companies based in Europe which began last December.

Again on 29 October 2007 Bulgari Global Operations S.A. acquired from Bulgari International Corporation (BIC) N.V. its holding in Bulgari Collection International S.A.. Preference was given to using the book value at 30 June 2007 as the transfer price (being the date as of which the most recent audited balance sheet was available), as both companies, the acquiror and the acquiree, remain under the direct and indirect control of Bulgari International Corporation (BIC) N.V.. This transaction will enable Bulgari Global Operations SA to manage the production of the *high jewellery* segment directly.
Completing the process of concentrating the management and production of jewellery operations in Bulgari Global Operations S.A., Bulgari Jewels S.A. was merged into Bulgari Global Operations S.A. on 19 December 2007, with accounting and fiscal effects backdated to 1 July 2007.
This transaction will enable Bulgari Global Operations SA also to exercise direct control over the management and production of the *basic jewellery* segment. The transaction was carried out on the basis of the book values

resulting from the respective balance sheets at 30 June 2007 and had no effect on the consolidated financial statements.

On 31 October 2007 an agreement was signed with a Swiss registered third party company for the purchase of machinery, plant and know-how for the manufacture of components for the watch sector.
On 6 December 2007 Monraco S.A. was acquired, the company which wholly owns H. Finger AG. This company having its registered office in Geneva and a subscribed and paid-up share capital of 200,000 Swiss francs is now 100% owned by Bulgari International Corporation (BIC) N.V.. A price of 8,352 thousand Swiss francs was paid for net assets of 1,649 thousand Swiss francs, including goodwill of 6,703 thousand Swiss francs. This purchase forms part of the Group's process of integrating and optimising the production of watches.

On 18 December 2007 the procedure to wind up Bulgari Luxembourg S.A. was completed. Bulgari (Luxembourg) S.A. had transferred its 100% holding of the quotas of Bulgari Hotels & Resorts B.V. to the parent Bulgari S.p.A..

RECONCILIATION BETWEEN STATUTORY AND CONSOLIDATED EQUITY

As required by Consob Communication no. 6064293 of 28 July 2006, the following table sets out a reconciliation of net income and equity between the figures of the Parent Company Bulgari S.p.A. and those of the Group:

	Net equity 31/12/2006	Change net equity	Gain/(loss) for the year	Net equity 31/12/2006
Total net equity Financial Statement of Bulgari S.p.A.	**255,540**	**(87,425)**	**51,425**	**219,540**
Impact of consolidation of subsidiaries:				
- difference between initial recongnition (carrying amount) and pro-quota net equity	642,842	(26,565)	117,803	734,080
Elision intercompany profit on the stock	(179,158)	2,071	(16,986)	(194,073)
Fiscal impact	15,651	(17)	(1,324)	14,310
Total net equity Consolidated Financial Statement of the Group	**734,875**	**(111,936)**	**150,918**	**773,857**
Minority interests	8,080	(3,713)	238	4,605
Total Consolidated Financial Statement	**742,955**	**(115,649)**	**151,156**	**778,462**

Other information

Corporate Governance

The company has its own system of corporate governance which, complying with the provisions of law and Consob regulations, has been set up with the aim of adequately controlling and managing business risks and communicating with the market in a transparent manner.
In order to prevent illegal or irresponsible conduct by persons who operate in the name of or on behalf of individual Bulgari Group companies, the Board of Directors has approved a Code of Ethics in which general rules and responsibilities are defined, including those of an ethical and social nature relating to the manner in which activities are carried out.
On 24 April 2007 shareholders in general meeting appointed a new Board of Directors with the majority required by law, setting the number of its members at seven and establishing a term of three years (the Board will accordingly remain in office until the approval of the financial statements for the year ending 31 December 2009).

The composition of the Board of Directors is also in compliance with the requirements of the new Savings Law as regards the need to have at least one director having the same independence prerequisites as provided for the statutory auditors in Legislative Decree no. 58/1998 as amended by the Savings Law.
The non-executive directors, in terms of their number, their professional qualifications and authoritativeness, are able to make a substantial contribution to the Board's decisions. On the basis of the information received from each director it is possible to confirm once again, in respect of 2007, that the majority of the non-executive directors are independent, in the sense that they do not have any economic relations with the company that are of a size such as to prejudice the independence of their opinions and do not have any significant shareholdings in the company.
As regards the recommendation of the Code of Self Discipline to establish specific committees to support and control the manner in which the company is managed, the company has established a Compensation Committee and an Internal Control Committee, both of which have been approved by shareholders' resolutions.

Compensation Committee
The function of the Compensation Committee is to make recommendations, without changing in any way the fact that the power to establish the remuneration of directors delegated with specific responsibilities in compliance with the company's deed of incorporation remains with the Board of Directors. This Committee may avail itself of external consultants at the company's expense in carrying out its functions. The Compensation Committee also has the task of proposing the adoption of general criteria relating to the remuneration of the company's top management, on the basis of indications made by the Managing Director.
The remuneration of the Managing Director is linked to the economic results of the Group, as it also includes a variable part determined in proportion to the Group's consolidated net income. In addition, as a result of resolutions passed by shareholders in general meeting, the Managing Director benefits from stock option plans, the rights of which were assigned by the Board and on behalf of the Board by the Chairman.

Internal Control Committee
An Internal Control Committee has been established pursuant to article 10 of the Code of Self Regulation; all non-executive Directors and all Directors independent in terms of company ownership and management are members of this Committee. The Chairman of the Board of Statutory Auditors and/or other members of this Board take part in the proceedings of the Committee, as do the Managing Director and, by invitation of one of the members of the Committee, the company's officers, managers and/or consultants.

The company does not have a specific Committee to propose the names of directors for appointment, as the Board has not noted any difficulty encountered by shareholders in proposing such names.

Organisational, management and control model pursuant to Legislative Decree no. 231/01
To comply with the requirements of Legislative Decree no. 231/2001 "*The governance of the administrative responsibilities of corporate persons, corporations and non-corporate associations*", which introduced into the Italian legislative code a regime of administrative responsibility by companies for offences committed by directors, managers or employees in the interest or to the advantage of the company itself, in 2005 the company adopted an organisation, management and control model pursuant to that legislation.
In addition a collegiate Supervising Body was appointed, having powers to initiate action and perform controls, consisting of three members: two outside members expert in legal matters (Prof. Avv. Bruno Assumma as Chairman and Avv. Cristiano Fava) and the head of the Internal Control function (Dott.ssa Lucilla Marchetti). This Body attends to the updating of the Model in respect of any changes in the applicable regulations and/or the organisational model of the company, overseeing implementation of and compliance with the model and promoting the model throughout the company's personnel. The purpose of these activities is to ensure a continuous verification of the effectiveness and appropriateness of the Model.

The Model was also approved on the basis of the guidelines drawn up on the subject by business associations and with the assistance of external consultants.

In 2007 the Supervisory Body updated the model on the basis of the organisational changes made and the amendments to laws and regulations introduced by Law no. 123/2007 ("Manslaughter and serious or grievous injury committed in breach of laws and regulations regarding the prevention of accidents and the protection of health and safety at work") and by Legislative Decree no. 231/2007, which has extended the regulations to money-laundering offences.

The Supervisory Body met four times in 2007 and reported on its work to the Board of Directors and the Internal Control Committee.

Law no. 262/2005 (Savings Law)

In Law no. 262/2005 the Italian legislator makes certain important changes relating, for example, to the role and duties of corporate control bodies, the composition of the board of directors, conflicts of interest and the regulation of relations with "non-transparent" foreign companies, and introduces measures to safeguard minorities.

On 7 March 2007 the Board of Directors of Bulgari S.p.A. adopted a resolution to amend certain articles of the company's bylaws in order for them to comply with the recent provisions introduced by the Savings Law as amended by Decree no. 303/2006. In a resolution on 24 April 2007, shareholders in extraordinary meeting approved these changes to the bylaws.

Included in the changes we note the introduction into the bylaws of the means by which the Manager-in-charge of the preparation of corporate accounting records should be appointed and the requirement for him to satisfy the requisite of professionalism, pursuant to article 154-*bis* of the Consolidated Law on Financial Intermediation no. 58/1998. This professional figure introduced by the Law is formally obliged to make a written statement that "the company's acts and communications as provided by law or as notified to the market which contain information and data as to the company's economic or financial position correspond to the company's documents, books and accounting records".

At a meeting on 13 September 2007 the Board of Directors appointed the Head of the Administration, Finance and Control Function as the Manager-in-charge of the preparation of corporate accounting records.
The steps needed to ensure that this Manager and the Managing Director make the required representation that internal controls relating to the proper keeping of accounting records have been set up, implemented and function effectively have been carried out.

Code of Ethics

At its meeting on 13 September 2007 the Board of Directors approved the introduction of a series of changes and supplements to the Code of Ethics already introduced by the company in order to adapt it to the recent legislative provisions contained in the Savings Law and the Stock Exchange Code (March 2006 edition). These amendments did not however affect the way in which it is structured, with the aim of crystallising in a single document the principles for carrying out business in an ethical manner. The document provides an indication of the objectives and values which act as business operation information providers for the main stakeholders with whom Group companies interact on a daily basis: shareholders, the financial markets, customers, the community and personnel.

Transactions with Group companies and related parties

Bulgari S.p.A. has its registered office in Via Lungotevere Marzio 11, Rome, is the parent company and has a share capital of 21.0 million euros.

Bulgari S.p.A. is the owner of the BVLGARI trademark and its main activities are as follows:

- purchasing equity stakes and granting loans to Group companies;
- commercial exploitation associated with the use of the BVLGARI name and trademark;
- technical, financial and administrative coordination of the companies in which investments are held;
- invention, design and creation of articles of jewellery, gold jewellery, watches, perfumes, cosmetics, silk and leather accessories and porcelain, silver and crystal items.

Bulgari S.p.A. maintains business relations, governed by specific agreements related to the licensing of the BVLGARI trademark, with the various subsidiaries that manufacture and distribute BVLGARI brand products. In addition, the parent company also maintains business relations with subsidiaries, likewise governed by specific agreements, relating to the provision of technical, legal, fiscal, administrative, commercial, financial and ICT services.
The parent company also plays a financial role with Group companies by providing centralised treasury management services.

Transactions between Group companies regarding the sale of goods, the provision of services and financial activities are carried out under market conditions, taking into account the characteristics of the transactions. The procedure at Group level which governs related party transactions was approved by the Board of Directors on 7 March 2007.
No abnormal or unusual transactions or significant non-recurring transactions were carried out in the year, as these are defined by Consob in Communication no. DEM/6064203 of 28 July 2006.

Details of related party transactions and the percentage that transactions of a commercial and financial nature between Bulgari S.p.A. and other Group companies represent are reported in the notes to the financial statements as required by the Consob Communication no. DEM/6064293 of 28 July 2006.

Research and development activities

The Bulgari Group carries out research and development activities relating to the invention, creation and development of new products within all its product types, and namely jewellery, watches, accessories, perfumes and cosmetics.

Other information

For information regarding details of related party transactions, treasury shares, investments held in Bulgari S.p.A. by members of the managing and controlling bodies, financial instruments and policies for the hedging of risks, reference should be made to the details provided in the notes to the consolidated financial statements.

Events subsequent to 31 december 2007

A commissionaire agreement was signed by BIC and Intercosmo Netherland on 25 February 2008 for the distribution of perfumes in Holland.
Bulgari Ireland Ltd. was incorporated on 28 February 2008. This company will manage the supply chain and integrated logistics of the Group. Bulgari Ireland Ltd. is fully owned by Bulgari S.p.A..
There are no other significant subsequent events.

Outlook for 2008

The Group's success was confirmed in all product types in 2007 and in all the geographical areas in which it operates.
The year 2008 will be characterised for the business by further growth in all product types, by a careful but still aggressive development of investments designed to strengthen distribution and industrial projects, which will hinge on the opening of the new flagship store in Avenue George V in Paris, by the integration of recent acquisitions, by a further reinforcement of our presence in the rest of Asia, by growth in the accessories sector and by the gradual launch of the feminine skincare line at an international level.
We therefore believe that as the result of these important initiatives and despite forecasts that the weakness and uncertainty of the market will continue into 2008 Bulgari will be able to achieve a further increase in sales and profits, at the same time consolidating its position of absolute prestige in the world luxury goods market.

Bulgari S.p.A.
The Chairman of the Board of Directors
Paolo Bulgari

Bulgari S.p.A. and Subsidiaries

Consolidated financial statements at 31 December 2007 and 31 December 2006

Bulgari Group

Consolidated Income Statement for the year ended 31 December 2007

(amounts in thousands of euro)

	Note	2007	Of which versus related parties	2006	Of which versus related parties	Changes %
– Gross sales		*1,158,191*	*91*	*1,070,183*	*192*	
– Allowances an discounts		*(84,381)*		*(79,533)*		
Net sales		1,073,810		990,650		
Royalties		14,003	90	12,336	176	
Other revenues		3,168	16	5,709	21	
Total net revenues	2	**1,090,981**	**197**	**1,008,695**	**389**	**8.2%**
Cost of sales	3	(391,865)		(361,285)		8.5%
Total contribution margin		**699,116**		**647,410**		**8.0%**
Costi per il personale	21	(170,333)		(157,426)		
Spese variabili di vendita	3	(48,843)		(42,043)		
Spese generali e amministrative	4	(152,688)		(139,540)		
Spese di pubblicità e promozione		(119,565)		(112,910)		
Ammortamenti e svalutazioni		(43,166)		(38,343)		
Net operating expenses	4	**(534,595)**	**(98)**	**(490,262)**	**(84)**	**9.0%**
Operating profit		**164,521**		**157,148**		**4.7%**
		15.1%		***15.6%***		
Interest revenues		4,694	(209)	2,682	(214)	
Interest costs		(14,333)		(10,690)		
Other financial gains (losses)		(1,633)		(1,820)		
Foreign exchange gain (losses)		11,885		8,352		
Total financial gains (losses)	5	**613**		**(1,476)**		**–141.5%**
Revaluation (impairment) of financial activities	–		(77)			
Net result before taxes		**165,134**		**155,595**		**6.1%**
Current and deferred taxes	6	(13,978)		(20,572)		–32.1%
NET RESULT		**151,156**		**135,023**		**11.9%**
of which:						
Minority interest profit		238		752		–68.3%
Group Share of Net result		**150,918**		**134,271**		**12.4%**
		13.8%		*13.3%*		
Earning per share (in euros)	18	**0.50**		**0.45**		
Number of shares on which the calculation is based		299,533,810		298,543,974		
Diluted earning per share (in euros)	18	**0.50**		**0.44**		
Number of shares on which the calculation is based		304,036,686		303,281,146		

Bulgari Group

Consolidated Balance Sheet at 31 December 2007
(amounts in thousands of euro)

ASSETS	Note	31/12/2007	Of which versus related parties	31/12/2006	Of which versus related parties
Property, plant and equipment	7	160,983		113,472	
– *Goodwill*	8	*44,832*		*41,908*	
– *Other intangible assets*	9	*73,217*		*54,316*	
Intangible assets		118,049		96,224	
– *Investments in other companies*	10	*11,090*		*20,132*	
– *Other non-current financial assets*	11	*29,146*		*22,477*	
Investments and other non current financial activities		40,236		42,609	
Deferred tax assets	12	22,750		22,329	
Other non-current assets	15	10,000		8,841	
Non-current financial receivables	11	1,368	1,368	929	929
Non-current assets		**353,386**		**284,404**	
Non-current assets held for sale		–		–	
– *Raw materials*		*64,632*		*55,988*	
– *Work in progresss and semi-finished goods*		*139,579*		*123,395*	
– *Finished goods and packaging*		*391,905*		*349,551*	
Total inventory	13	596,116		528,934	
Trade receivables	14	202,186	57	187,020	158
– *Other tax receivables*		*37,040*		*27,060*	
– *Other current assets*		*22,224*	*31*	*18,864*	*108*
Total other current assets	15	59,264		45,924	
Current financial assets	11	12,804	1,877	6,384	2,787
Cash and cash equivalent	16	21,681		39,792	
Current assets		**892,051**		**808,054**	
TOTAL ASSETS		**1,245,437**		**1,092,458**	

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	31/12/2007	Of which versus related parties	31/12/2006	Of which versus related parties
Shareholders' equity					
Share capital		20,965		20,970	
Reserves		96,131		121,152	
Retained earnings (losses)		505,843		458,482	
Income (loss) for the period		150,918		134,271	
Shareholders' equity attributable to the Group	17	**773,857**		**734,875**	
Shareholders' equity attributable to minority interests		4,605		8,080	
Total shareholders' equity		**778,462**		**742,955**	
Employees' leaving indemnity and other personnel provisions	21	16,515		15,146	
Provisions for risks and charges	22	6,063		6,831	
Deferred tax liabilities	12	21,485		21,949	
Other non-current liabilities	23	2,295		640	
Non-current financial payables to banks	19	55,444		34,156	
Other non-current financial payables	19	2,906		3,031	
Non-current liabilities		**104,708**		**81,753**	
Non-current liabilities held for sale		–		–	
Trade payables		187,941	1,227	159,754	1,306
– *Advances*		*5,111*		*3,671*	
– *Current tax payables*		*5,746*		*6,051*	
– *Other current liabilities*	23	*45,035*	*2*	*41,502*	*2*
Total other current liabilities		55,892		51,224	
Current financial payables to banks	19	116,499		54,055	
Current financial payables	19	1,935		2,717	
Current liabilities		**362,267**		**267,750**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,245,437**		**1,092,458**	

Bulgari Group

Consolidated Cash Flow Statement
for the year ended 31 December 2007
(amounts in thousands of euro)

	31/12/2007	31/12/2006
Cash flows from operating activities		
Net income for the year	150,918	134,271
Depreciation, amortization and impairment of fixed assets	43,216	38,422
Interest and income taxes	23,617	28,580
Cash flows from operating activities	**217,751**	**201,273**
(Increase) Decrease in receivables in working capital	(27,575)	(13,918)
(Increase) Decrease in inventory	(91,602)	(54,987)
Increase (Decrease) in payables	40,725	18,562
Exchange differences	26,362	31,111
Income taxes paid	(23,717)	(40,140)
Interest paid	(13,074)	(9,263)
Other changes, net	136	564
Cash flows from changes in net working capital	**(88,745)**	**(68,071)**
Other medium/long-term assets (including other non-current financial assets)	(8,249)	7,947
Other medium/long-term liabilities	1,602	(3,055)
(a) Cash flows from operating activities	**122,359**	**138,094**
Cash flows from investing activities		
Purchase of companies (excluding cash/debt acquired)	(7,894)	(505)
Purchases of property, plant and equipment (net of disposals)	(86,445)	(48,968)
Purchase of intangible assets	(29,107)	(15,961)
Reimbursment of investments in other company (excluding other non-current financial assets)	9,040	(813)
Other changes	2,167	13
Exchanges differences	6,621	5,568
Interest received	4,593	3,185
(b) Cash flows from investing activities	**(101,025)**	**(57,481)**
Cash flows from financing activities		
Changes in shareholders' equity for increase in share capital	(5)	4,111
Changes in shareholders' equity relating to minority interests	(3,475)	(507)
Dividends paid	(86,876)	(74,529)
Other changes	(25,055)	(6,623)
(c) Total changes in shareholders' equity	**(115,411)**	**(77,548)**
Changes in medium/long-term financial payables	21,165	9,413
Changes in medium/long-term financial receivables	(439)	169
(d) Total changes in medium/long-term financial assets	**20,726**	**9,582**
(e) Cash flows from financing activivities	**(94,685)**	**(67,966)**
(f) Difference in short-term net cash (short-term debt) (a + b + e)	**(73,351)**	**12,647**

	31/12/2007	31/12/2006
Net cash (short-term debt) at the beginning of the year	**(46,854)**	**(49,919)**
Changes in short-term debt (f)	(73,351)	12,647
Changes in long-term debt (d)	(20,726)	(9,582)
Net cash (short-term debt) at the end of the year	**(140,931)**	**(46,854)**
of which:		
– cash and bank	21,681	39,792
– current financial payables	(118,434)	(56,772)
– current financial assets	12,804	6,384
– non-current financial payables	(58,350)	(37,187)
– non current financial receivables	1,368	929

Statement of Changes in Consolidated Shareholders' Equity for the year ended 31 December 2007

(amounts in thousands of euro)

	Note	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference
Balance as at 31 December 2006		**20,970**	**123,648**	**5,762**	**(21,350)**
Fluctuations in foreign exchange rates		–	–	–	(27,764)
Reclassifications		–	10	–	23
Fair value of derivatives		–	–	–	–
Total gains and losses directly recognized to sharehorders' equity		–	**10**	–	**(27,741)**
Net income of the year		–	–	–	–
Total gains and losses		–	–	–	–
Dividends paid		–	–	–	–
Allocation of 2006 net income		–	–	–	–
Treasury stock sales		(56)	(7,979)	–	–
Capital increase due to exercise of stock options		51	4,935	–	–
Stock options		–	–	–	–
Acquisition of 49% Bulgari Korea		–	–	–	–
Balance as at 31 December 2007	17	**20,965**	**120,614**	**5,762**	**(49,091)**

Other reserves	Stock option reseve	Hedging reserve	Retained earnings	Net income period	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total shareholders' equity
3,914	**6,796**	**2,382**	**458,482**	**134,271**	**734,875**	**8,080**	**742,955**
–	–	–	–	–	(27,764)	(1,058)	(28,822)
–	–	–	(33)	–	–	–	–
–	–	2,831	–	–	2,831	–	2,831
–	**–**	**2,831**	**(33)**	**–**	**(24,933)**	**(1,058)**	**(25,991)**
–	–	–	–	150,918	150,918	238	151,156
–	**–**	**–**	**–**	**150,918**	**150,918**	**238**	**151,156**
–	–	–	–	(86,876)	(86,876)	–	(86,876)
–	–	–	47,395	(47,395)	–	–	0%
576	–	–	–	–	(7,459)	–	(7,459)
–	–	–	–	–	4,986	–	4,986
–	2,346	–	–	–	2,346	–	2,346
–	–	–	–	–	–	(2,655)	(2,655)
4,490	**9,142**	**5,213**	**505,844**	**150,918**	**773,857**	**4,605**	**778,462**

Statement of Changes in Consolidated Shareholders' Equity for the year ended 31 December 2006
(amounts in thousands of euro)

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference
Balance as at 31 December 2005	**16,859**	**114,489**	**5,762**	**(11,149)**
Fluctuations in foreign exchange rates	–	–	–	(21,644)
Reclassifications	–	–	–	11,443
Fair value of derivatives	–	–	–	
Total gains and losses directly recognized to sharehorders' equity	–	–	–	**(10,201)**
Net income of the year	–	–	–	–
Total gains and losses	–	–	–	–
Dividends paid	–	–	–	–
Allocation of 2005 net income	–	–	–	–
Treasury stock sales	4,009	–	–	–
Capital increase due to exercise of stock options	102	9,159	–	–
Stock options	–	–	–	–
Balance as at 31 December 2006	**20,970**	**123,648**	**5,762**	**(21,350)**

Other reserves	Stock option reseve	Hedging reserve	Retained earnings	Net income period	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total shareholders' equity
2,106	**4,423**	**(28)**	**428,737**	**116,447**	**677,646**	**8,587**	**686,233**
–	–	–	(730)	–	(22,374)	(1,259)	(23,633)
–	–	–	(11,443)	–	–	–	–
–	–	2,410	–	–	2,410	–	2,410
–	**–**	**2,410**	**(12,173)**	**–**	**(19,964)**	**(1,259)**	**(21,223)**
–	–	–	–	134,271	134,271	752	135,023
–	**–**	**–**	**–**	**134,271**	**134,271**	**752**	**135,023**
–	–	–	–	(74,529)	(74,529)	–	(74,529)
–	–	–	41,918	(41,918)	–	–	–
1,808	–	–	–	–	5,817	–	5,817
–	–	–	–	–	9,261	–	9,261
–	2,373	–	–	–	2,373	–	2,373
3,914	**6,796**	**2,382**	**458,482**	**134,271**	**734,875**	**8,080**	**742,955**

Notes to the consolidated financial statements

Significant accounting principles and policies

Bulgari S.p.A. (referred to in the following as the "Parent Company") is a company having its registered office in Italy and its domicile in Via Lungotevere Marzi 11, Rome. The consolidated financial statements as of and for the year ended 31 December 2007 include the financial statements of the parent company and its subsidiaries and joint ventures (together referred to as the "Group"). The financial statements used in preparing these consolidated financial statements were those prepared by the Directors of the individual companies for the approval of shareholders in general meeting where applicable.
These consolidated financial statements were authorised for publication by the Board of Directors on 11 March 2008.

(a) Statement of compliance

The Bulgari Group has prepared its consolidated financial statements in accordance with international accounting standards (International Accounting Standards - IAS or International Financial Reporting Standards - IFRS) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), as adopted by the European Commission (also referred to in the following overall as "IFRS"), and with the provisions issued implementing article 9 of Legislative Decree no. 38/2005.

(b) Basis of presentation

The consolidated half-year financial statements consists of the balance sheet, the income statement, the cash flow statement, the statement of changes in shareholders' equity and these notes. Current and non-current assets and liabilities are presented separately in the balance sheet. Costs are presented in the income statement based on their function, as this classification is used for internal reporting and corresponds to the way in which the business is managed. Income and expense arising from non-recurring events and circumstances are presented in the income statement, where material, by using specific sub-items. The cash flow statement is presented using the indirect method.
The consolidated financial statements are presented in euros and all amounts are stated in thousands of euros unless otherwise indicated.
The financial statements of companies included in the scope of consolidation have all been prepared as at the balance sheet date of the consolidated financial statements and have been adjusted, where necessary, to align them with the accounting principles and policies adopted by the parent company.
The financial statements have been prepared on a cost basis, adjusted as required for the measurement of certain financial instruments.
Columns have been added to the balance sheet and income statement to show related party transactions and balances as per Consob Resolution no. 15519 of 27 July 2006. This information is not provided for the cash flow statement given its limited materiality.
The financial statements at 31 December 2007 of the parent company, Bulgari S.p.A., are also presented, prepared in accordance with IFRS as defined above. In order for a more meaningful presentation of the comparative figures presented for the year ended 31 December 2006, changes have been made to the classification of certain items compared to that used in the financial statements approved by shareholders in ordinary general meeting on 24 April 2007. These changes are not significant and are discussed in these notes.

(c) Consolidation principles

(i) Subsidiaries
Subsidiaries are those companies for which the parent company is in a position to determine, either directly or indirectly, the financial and operating policies for the purpose of obtaining the benefits resulting from its

activities. In assessing whether control exists, potential voting rights that are currently exercisable or convertible are also taken into consideration. The financial statements of subsidiaries are included in the consolidated financial statements starting from the date on which control is obtained until the date on which that control is lost to the Group. Minority interests in shareholders' equity and in the result for the year are presented separately in both the consolidated balance sheet and the consolidated income statement.

(ii) Joint ventures

Joint ventures are those entities in which the Group exercises contractually agreed joint control with other entities. In determining whether control exists, those instruments that have the potential, if exercised or converted, to give the Group voting rights are also considered. The financial statements of joint ventures are consolidated using the proportionate method. As a result, the consolidated financial statements include the Group's share of the assets, liabilities, revenues and costs of these companies on a line-by-line basis, starting from the date on which joint control is obtained until the date on which that joint control is lost to the Group.

(iii) Intragroup operations

All intragroup balances and transactions, including any profits not yet realised with third parties, resulting from relations between Group companies, are fully eliminated. The Group's share of any losses not yet realised with third parties is eliminated unless they represent losses in value. Unrealised profits and losses generated by transactions with joint ventures are eliminated on the basis of the investment held by the Group in these companies.

(d) Foreign currency

(i) Transactions in foreign currency

The financial statements of consolidated companies are prepared using the functional currency of the economic environment in which that company operates.

In those financial statements all transactions denominated in a currency different from the functional currency are recorded at the exchange rate at the date of the transaction. Assets and liabilities denominated in a currency different from the functional currency are subsequently translated using the exchange rate at the balance sheet date of the period presented, with any exchange differences arising being recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies and recorded at historical cost are translated using the exchange rate at the date when the transaction was initially recognised.

(ii) Translation of foreign currency financial statements

Revenues, costs, assets and liabilities included in the consolidated financial statements are expressed in euros, which is the functional currency of the parent company Bulgari S.p.A..

In preparing the consolidated financial statements the financial statements of companies included in the consolidation which have a functional currency different from the euro are translated by applying the exchange rate ruling at the balance sheet date to the assets and liabilities (including goodwill and consolidation adjustments), the historical exchange rate ruling at the date of the respective transaction to items of shareholders' equity and the average exchange rate for the period (which approximates the exchange rates ruling at the date of the transactions) to the income statement. All resulting exchange differences are recognised directly as a separate equity reserve.

Exchange differences are recognised in the income statement only on the disposal of the investment or on the dissolution of the company to which it refers.

The rates of exchange between the euro and the currencies of those countries which have not joined the single currency are as follows:

Currency	31/12/2007		31/12/2006	
	Income Statement	Balance Sheet	Income Statement	Balance Sheet
USD	1.3705	1.4721	1.2556	1.3170
YEN	161.2526	164.9300	146.0711	156.9300
CHF	1.6427	1.6547	1.5731	1.6069
GBP	0.6843	0.7334	0.6819	0.6715
SGD	2.0636	2.1163	1.9939	2.0202
HKD	10.6912	11.4800	9.7541	10.2409
AUD	1.6348	1.6757	1.6667	1.6691
MYR	4.7076	4.8682	4.6029	4.6490
DKK	7.4506	7.4583	7.4591	7.4560
TWD	45.0252	47.2833	40.8246	42.9314
KRW	1,272.9900	1,377.9600	1,198.0800	1,224.8100
CNY	10.4178	10.7524	10.0077	10.2793
THB	44.2140	43.8000	47.5678	46.7700
MOP	11.0124	11.7086	10.0474	10.5510
PAB	1.3705	1.4721	-	-

On first-time adoption of IFRS the cumulative translation differences arising from the consolidation of companies whose financial statements are prepared in currencies outside the euro area were deemed to be zero as permitted by IFRS 1. Any gain or loss on the subsequent disposal of these companies will only include the cumulative translation differences arising after 1 January 2004.

(e) Business combinations

All business combinations are accounted for by applying the purchase method. Under the purchase method, the cost of acquisition is the fair value at the date of exchange of the assets given and liabilities incurred or assumed plus any costs directly attributable to the acquisition. The cost of a business combination is then allocated to the acquiree's identifiable assets acquired and liabilities and contingent liabilities assumed at their fair values. The excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill. If the net fair value exceeds the cost of the acquisition, the excess is recognised immediately in the income statement.

On first-time adoption of IFRS, the Group elected not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before 1 January 2004. As a result, any goodwill arising from acquisitions that occurred before the date of transition to IFRS has been left unchanged at its carrying amount in the last consolidated financial statements prepared in accordance with the previous accounting principles, being those at 31 December 2003.

(f) Property, plant and equipment

(i) Owned assets

Property, plant and equipment are stated at cost, including any directly attributable incidental expenses.

They are included as assets only in the case that it is probable that future economic benefits will result from their use and that cost may be reliably determined.

Cost includes:

a) purchase price (including any import duties and non-refundable purchase taxes), after deducting trade discounts and rebates;

b) any costs incurred directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Costs incurred subsequent to purchase are recognised as an increase in the accounting value of the component to which they relate, if the future benefits resulting from the cost incurred for the replacement of a component of a building or plant and machinery will flow to the Group and if the cost can be reliably estimated. All other costs are recognised in the income statement for the period in which they are incurred.
If significant components of buildings, plant or machinery have different useful lives, then these are accounted for separately by applying the cost method described above.

(ii) Assets acquired under finance leases
Property, plant and equipment acquired under finance leases, under which all the risks and rewards incidental to ownership of an asset are substantially transferred to the Group, are recognised as assets at their fair value or, if lower, at the present value of the minimum lease payments due under the lease contract. The corresponding amount due to the lessor is included as part of financial liabilities.
Lease arrangements under which the lessor substantially keeps all the risks and rewards incidental to ownership of an asset are accounted for as operating leases, with lease payments being recognised as an expense on a straight-line basis over the lease term.

(iii) Depreciation
Subsequent to their initial recognition, owned property, plant and equipment and property, plant and equipment acquired under finance leases are stated net of depreciation and any impairment losses are determined under the method described in the following. Depreciation commences when property, plant or machinery becomes available for use and ceases when it is sold or when it is no longer expected to generate future benefits; it is calculated systematically on a straight line basis over the estimated useful lives of assets. Assets acquired under finance leases are depreciated over their estimated useful lives; in the case that there is no reasonable certainty that the Group will acquire an asset at the end of the lease term it is depreciated over the lower of the lease term and its estimated useful life.

The estimated useful lives of assets are reviewed at least on an annual basis.

The following table sets out the main useful lives of assets:

Asset category	Useful life (years)
Buildings	33
Plant and machinery	3-13
Industrial and commercial equipment	7-5
Furniture, office equipment and fittings	5-8
Motor vehicles	4

Improvements made to leased properties are stated at cost and depreciated over a period equal to the lower of the lease term and their estimated useful lives.

(g) Intangible assets

(i) Goodwill
Goodwill is not amortised subsequent to initial recognition and is stated net of any impairment losses determined in the manner described below.

Goodwill resulting from the acquisition of a company and any adjustment to the fair values of the assets and liabilities deriving from the acquisition of that company, are accounted for as the assets and liabilities of the company itself. As a consequence, in the case of the acquisition of a foreign company these items are stated in the functional currency of the acquired company and translated using the exchange rate ruling at the balance sheet date.

Goodwill resulting from acquisitions made prior to 1 January 2004 is stated at its net book value in the last consolidated financial statements prepared in accordance with the previous accounting principles (those at 31 December 2003).

(ii) Other intangible assets
Intangible assets are recognised as such only if it is probable that future economic benefits associated with the asset will flow to the entity and if the cost of an asset can be measured reliably, and are stated at cost, including any directly attributable incidental expenses.
Research expenditure is recognised as an expense in the income statement when it is incurred. Development costs are capitalised as assets only if it can be demonstrated that they are capable of producing future economic benefits.

Subsequent costs incurred for intangible assets are capitalised as part of the asset to which they relate if it is probable that future benefits will flow to the Group and when the cost can be reliably estimated. All other subsequent costs are recognised in the income statement when incurred.

(iii) Amortisation
Subsequent to their initial recognition, assets with a finite useful life are stated net of accumulated amortisation and any impairment losses are determined in the manner described below. Amortisation of an asset begins when it is available for use and ceases when it is sold or if it is not expected to produce future economic benefits, and is allocated systematically on a straight-line basis over its estimated useful life, which is reviewed on an annual basis.

Intangible assets with an indefinite useful life are not amortised but are stated net of any impairment losses determined in the manner described below.

The following table sets out the main useful lives of assets:

Asset category	Useful life (years)
Development costs	max. 5
Industrial patents and intellectual property rights	max. 5
Concessions, trade marks and licences	max. 5
Assets under formation	–
Fees for taking over the lease of premises and other	contract term

(h) Impairment

At the end of each period presented, property, plant and equipment and intangible assets are reviewed to assess whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is determined.
The recoverable amount of goodwill and other intangible assets having an indefinite useful life, if present, is in any case determined at least once a year.

The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use.
In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the company could obtain from the sale of the asset.

Value in use is defined as the present value of the future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks of the related activities. If an asset does not generate cash flows that are largely independent, its recoverable amount is determined in relation to the cash generating unit to which it belongs.
An impairment loss for an asset is recognised in the income statement if its carrying amount, or that of the cash generating unit to which it allocated, is higher than its recoverable amount. The impairment losses of a cash generating unit are firstly allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on the basis of their carrying amounts.

Impairment losses other than those relating to goodwill are reversed to the extent that that the increased carrying amount of the asset does not exceed the carrying amount that would have been determined had no impairment loss been recognised, if the reasons which led to the loss no longer exist or if there have been changes in the estimates made to determine the recoverable amount.

(i) Financial instruments

(i) Investments in other entities
All investments in other entities are classified as "available for sale" and are stated at fair value, with any gains or losses recognised directly in equity. These gains and losses are released to the income statement on the disposal of the investments. If fair value is not reliably determinable the investments are stated at cost, adjusted for any impairment loss whose effect is recognised in the income statement on the basis of the present value of expected future cash flows discounted at the current market return for a similar financial asset.
Losses exceeding the carrying value of an investment are recognised as a liability in the caption "provisions for risks and charges - other" to the extent that the investor has undertaken to fulfil any legal or constructive obligations towards the investee company or to make good its losses.

(ii) Other financial assets
Financial assets for which there is the intention and ability to hold to maturity are recognised at cost (represented by the fair value of the initial consideration given) to which are added transaction costs (such as commissions and advisors' fees). Measurement subsequent to initial recognition is at amortised cost using the effective interest method.

Trade receivables are stated at amortised cost, net of any impairment loss. Impairment losses are determined on the basis of the present value of expected future cash flows, using a discount rate based on the original effective interest rate.
Trade receivables whose due date is based on normal commercial terms are not discounted.
Cash and bank balances consist of balances which are payable on demand or within a very short period and which may be withdrawn without cost.

(iii) Other financial liabilities
Other financial liabilities, including trade payables, are stated at amortised cost using the original effective interest method.

(iv) Treasury shares
Treasury shares are stated at cost and presented as a reduction of shareholders' equity. Any gains or losses resulting from subsequent sale are recognised directly in equity.

(l) Inventory

Inventory is stated at the lower of the cost of acquisition or production and estimated net realisable value, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost configuration adopted is as follows:

a) all stock, grouped together in homogeneous categories, is valued on the basis of weighted average cost;
b) stocks of finished goods consisting of single pieces are valued on the basis of the specific identification of the cost;
c) work in progress is valued on the basis of production cost, which includes the consumption of raw materials, direct labour and indirect production costs, based on the stage of production at the balance sheet date.

In order to estimate net realisable value obsolete and slow-moving goods are written down on the basis of an estimation of their future use or realisation by creating a specific adjustment provision to reduce the value of the inventories.

(m) Provisions for risks and charges

Provisions for risks and charges are recognised when there is a present obligation (legal or constructive) as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made from the available evidence.

Where the effect of the time value of money is material and the payment dates of the obligations can be reliably estimated, the amount of provisions is determined by discounting the estimated future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and, where applicable, the risks specific to the liability.
Changes in estimate are recognised in the income statement of the period in which they occur.

(n) Employee benefits

Short-term employee benefits, such as wages, salaries and social security contributions, compensated absences and annual leave, where the absences are expected to occur within twelve months from the balance sheet date, and all other benefits in kind are recognised in the period in which the service is rendered by the employee.
Benefits guaranteed to employees which are payable on or after the completion of employment through defined benefit or defined contribution plans are recognised in the period in which the right matures.
Liabilities relating to defined benefit plans, net of any plan assets, are recognised on the basis of actuarial assumptions using the projected unit credit method and on an accrual basis consistent with the service provided to obtain such benefits; the determination of these liabilities is made by independent actuaries.
Any actuarial gains or losses resulting from changes in actuarial assumptions or changes in the conditions of a plan are recognised in the income statement if, and to the extent that, the unrecognised net amount at the end of the previous reporting period exceeds the greater of 10% of the obligation relating to the plan and 10% of the fair value of any plan assets at that date (the so-called corridor method).

On first-time application of IFRS the Group decided to recognise all cumulative actuarial gains and losses at 1 January 2004, despite having opted for the corridor method for subsequent actuarial gains and losses.
Costs for defined contribution plans are recognised in the income statement as incurred.

The following changes have taken place with respect to the accounting treatment of the employees' leaving entitlement (the TFR) following the amendments introduced by Law no. 296 of 27 December 2006 and subsequent implementing decrees and regulations issued in the first few months of 2007 (the "Pension Reform"):

- the TFR accrued to 31 December 2006 continues to be considered as a defined benefit plan. Given the changes introduced by the reform, the component relating to expected future salary increases is excluded from the calculation to discount the liability from 1 January 2007. The difference between the TFR liability at 31 December 2006 determined under the revised assumptions introduced by the Pension Reform and the carrying amount of the liability in the balance sheet at that date is recognised in full as personnel costs in the income statement in accordance with the requirements of paragraph 109 of IAS 19;
- the TFR accruing from 1 January 2007 is considered to be a defined contribution plan and accordingly the contributions accruing during the year are recognised in full as a cost in the income statement and presented as a payable in the item "Employee benefit plans", after deducting any contributions already paid over.

The result is therefore that the TFR liability has been recalculated, with the consequent non-recurring income (arising from a curtailment) being recognised as a reduction in personnel costs for 2007, in accordance with the accounting treatment recommended by the competent accounting bodies.

(p) Revenues and costs

Revenues from sales and services are recognised to the extent that it is probable that the respective economic benefits will flow to the Group and when it is possible to measure the fair value of the consideration reliably. Revenues are stated net of discounts, returns and commercial rebates.

In particular, revenues from sales and services are recognised when all the significant risks and rewards of ownership have been transferred to the buyer and when the services have been rendered.

Financial income and expense are recognised on an accrual basis on the net value of the respective assets and liabilities using the effect interest rate.

Dividends are recognised when the shareholders have the right to receive payment and namely at the time that shareholders in general meeting resolve a distribution.

Cost of sales includes the cost of production or purchase of products and goods which have been sold. In particular, it includes the cost of materials and transformation, general expenses directly related to production, the depreciation and amortisation of plant and machinery and intangible assets used in production and write-downs of inventory.

(q) Taxation

Current income taxes are determined on the basis of a realistic estimate of the tax charge for the period made by each company included within the scope of consolidation, in compliance with tax rates and tax laws that are in force or substantively in force in each country at the balance sheet date.

The expected liability is recognised in the balance sheet under the item "Provisions for risks and charges", offset by any advance payments made, or under the item "Other current tax credits" if an asset results from the offsetting process.

Deferred tax assets and liabilities are determined from the temporary differences between the book value of assets and liabilities as stated in the consolidated balance sheet and their corresponding tax bases, taking into account the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on those rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised; the recoverability of deferred tax assets in this manner is reviewed at each balance sheet date.
Deferred tax liabilities are always recognised. In particular, deferred tax liabilities are recognised on undistributed profits at the balance sheet date in the event that such profits will be taxed on distribution.
Taxation that could arise on the transfer of the undistributed profits of subsidiaries is only recognised if there is the real intention to transfer such profits in the foreseeable future.
Taxation not connected with income is included in operating expenses.

Current and deferred tax assets and liabilities are offset when income taxes are levied by the same taxation authority and when there is a legally enforceable right of set off.

(r) Share-based payment

The Group provides stock options to specific categories of employees and to the Managing Director as a form of remuneration for services rendered.
The cost of these services is measured at the fair value of the options at the date on which they are granted.
This cost is determined by taking into account the best estimate available of the number of options that will be exercised and is recognised in the income statement on a straight-line basis over the vesting period, that is the period from the grant date to the date on which the option matures, with the counter-entry being made directly to equity.
Changes in fair value subsequent to the grant date have no effect on the initial measurement.

(s) Use of estimates

The preparation of the financial statements requires the directors and managers of the Group to make estimates and assumptions which affect the carrying values of the assets and liabilities in the consolidated balance sheet and the disclosures relating to contingent assets and liabilities at the balance sheet date. These estimates and assumptions are based on accumulated experience and other factors considered reasonable in the circumstances and have been adopted to determine the accounting value of those assets and liabilities which is not easily obtainable from other sources. Estimates and assumptions are regularly reviewed and any changes are recognised in the income statement of the period of the change, if the change affects that period only, or in the income statements of the period of the change and future periods, if the change affects both. The actual results could differ from these estimates as a result of the uncertainty inherent in the assumptions and conditions on which they are based.
In particular, estimates are used in the recognition of provisions for the risk of inventory obsolescence and the recoverability of receivables, in the measurement of any impairment of tangible and intangible assets, for depreciation and amortisation, in the measurement of employee benefits and stock option plans, in the recognition of taxation, in the measurement of provisions and other contingent liabilities and in the measurement of derivative financial instruments.

(t) Earnings per share

Earnings per share is calculated on the basis of the weighted average number of shares in circulation during the period, excluding treasury shares held by the Group.

Diluted earnings per share is calculated on the basis of the weighted average number of shares in circulation during the period, excluding treasury shares, to which is added the weighted average number of shares which would result if all stock options were exercised, factored by the difference between the average market price of the share during the period and the weighted average exercise price.

(u) Risk management

(i) Credit risk
The Group is not exposed to significant credit risk given the nature of its business whereby risk of this nature is limited to the sector of sales to distributors. Trade receivables are stated in the financial statements net of a write-down determined on the basis of the risk that a customer will not fulfil his contractual obligations; this write-down is calculated by taking into consideration all the information that is available regarding the solvency of the customer and by taking into account historical data. The Group has not had significant cases of counterparty default.

(ii) Liquidity risk
The Group is not exposed to liquidity risks. The cash flows, funding requirements and liquidity of Group companies are monitored and managed centrally under the supervision of the Group's Treasury Department with the aim of ensuring that funds are effectively and efficiently managed.

(iii) Interest rate risk and currency risk
The Group is exposed to various market risks in carrying out its activities and in particular to the risk of fluctuations in interest rates, foreign exchange rates and the price of gold.
To minimise these risks the Group acquires derivative financial instruments available on the market to hedge the risk of both specific operations and complex exposures.
In particular, to reduce the risk of changes in the value of assets, liabilities and estimated foreign currency cash flows to be generated by expected future operations, forward and option contracts are mostly used. The same instruments are used to reduce the risk of changes in the price of gold.
To minimise the risk connected with interest rate fluctuations, interest rate swaps and option contracts are used. The Group does not enter into speculative transactions in managing its finance and treasury and has adopted specific procedures which require prudent criteria to be followed.

Consistent with IAS 39, derivative instruments acquired for hedging purposes qualify for hedge accounting as described in that standard only if:
a) at the inception of the hedge there is a formal designation and documentation of the hedging relationship;
b) the hedge is highly effective;
c) the effectiveness can be reliably demonstrated.

If an instrument is designated to offset the exposure to changes in the fair value of the hedged item (for example, to hedge fluctuations in the fair value of floating rate loans or in foreign currency receivables and payables), it is recognised at fair value, with subsequent changes in fair value being recognised in the income statement; in a consistent manner, hedged items are adjusted to reflect the changes in fair value associated with the risk being hedged.

If an instrument is designated to offset the exposure to variability in cash flows of a transaction (a cash flow hedge; for example the hedging of the variability in cash flows of forecast transactions due to foreign exchange rate fluctuations), the effective portion of the gain or loss arising from changes in the fair value of the hedging instrument is recognised directly in equity (the ineffective portion is recognised immediately in the income statement under the item foreign exchange gains (losses).

The amounts recognised in equity are subsequently reclassified into the income statement in the period in which the forecast contracts and transactions affect profit or loss.

Changes in the fair value of derivatives which do not meet the conditions for recognition as hedging instruments are recognised in the income statement.

Derivates are accounted for on the trade date.

(v) Recently issued accounting standards and interpretations (approved as of 31 January 2008)

(i) Adopted in 2007

- on 18 August 2005 the IASB issued IFRS 7 *Financial Instruments: Disclosures*; this standard has no effect from the standpoint of the measurement or classification of items in the financial statements but requires additional disclosures for financial instruments;
- on 3 March 2006 IFRIC issued the interpretation IFRIC 9 *Reassessment of Embedded Derivatives*; this interpretation specifies that a company must assess whether any embedded derivatives contained in a contract need to be separated from the host contract and accounted for as derivatives when becoming party to the contract. Subsequent reassessment of the conditions is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract. Adopting this interpretation did not have any accounting effect on the consolidated financial statements;
- in November 2006 IFRIC issued the interpretation IFRIC 11 *IFRS 2 Group and Treasury Share Transactions* which specifies the accounting treatment to be followed for share-based payment arrangements which an entity must settle by purchasing treasury shares and payment arrangements based on the shares of one Group company and assigned to other companies of the Group. Adopting this interpretation did not have any accounting effect on the consolidated financial statements;

(ii) Not adopted or not yet applicable

- in September 2007 the IASB issued an amendment to IAS 1 *Presentation of Financial Statements* which is effective (and which will be applied by Group companies) from 1 January 2009; this new version of the standard requires a company to present as part of a statement of changes in equity all transactions with equity holders. All transactions with other parties must instead be included in a statement of comprehensive income or in two separate statements;
- in March 2007 the IASB issued a revised version of IAS 23 *Borrowing Costs*. The option for an entity to recognise as a period expense the borrowing costs incurred on the acquisition, construction or production of assets for which a substantial period of time is normally needed to get the asset ready for its intended use of sale has been removed from the new version. The new standard is effective (and will be applied by Group companies) from 1 January 2009;
- in November 2007 the IASB issued IFRS 8 *Operating Segments* which is effective (and which will be applied by Group companies) from 1 January 2009, to replace IAS 14 *Segment Reporting*. the new standard requires entities to base its segment information on the elements used by management to take business decisions and to identify operating segments, therefore on the basis of internal reporting. The introduction of the new standard will have no effect on the measurement of items in the financial statements;
- in July 2007, IFRIC issued the interpretation IFRIC 14 *IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*, which is applicable (and hence applied by Group companies) from 1 January 2008; the interpretation provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as an asset and also explains how the pensions asset or liability may be affected when there is a statutory or contractual minimum funding requirement;

- in January 2008 the IASB issued an amendment to IFRS 2 *Share-based Payment: Vesting Conditions and Cancellations* which is effective (and which will be applied by Group companies) from 1 January 2009; the amendment clarifies that service conditions and performance conditions are the only conditions that must be satisfied for a party to be entitled to receive equity instruments on the basis of a share-based payment agreement;
- in July 2007 IFRIC issued the interpretation *IFRIC 13 Customer Loyalty Programmes* which is effective (and hence applied by Group companies) from 1 January 2008. The interpretation defines the treatment to be followed in accounting for the obligation which arises on awarding points to customers when a sale is made;
- in November 2006 IFRIC issued the interpretation *IFRIC 12 Service Concession Arrangements* which is effective from 1 January 2008. The issue discussed by this interpretation is not applicable to the Group.

1. Acquisition/formation and disposal of companies

On 18 January 2007 the Group acquired the remaining 49% of Bulgari Korea Ltd., in which it already had a 51% holding, at a price of 3,178,668 thousand KW. This company, which has a subscribed share capital of 4,500,000 KW, is therefore now wholly owned by Bulgari International Corporation (BIC) N.V..

On 25 January 2007 the Group acquired Bulgari Parfums Iberia S.L., a company with its headquarters in Barcelona. This company, which is wholly owned by Bulgari Espana S.A., has subscribed and fully paid share capital of 10,000 euros. A price of 2,083 thousand euros was paid for a share of net equity of the same amount, inclusive of goodwill of 976 thousand euros. This acquisition forms part of the Group's objectives of strengthening and optimising the distribution of perfumes in Spain and Portugal, markets that are experiencing considerable growth.

Bulgari Panama Inc. was established on 31 January 2007. This company, which has its headquarters in Panama City and subscribed and fully paid share capital of US$ 10,000, is wholly owned by Bulgari International Corporation (BIC) N.V.. The company will run an exclusive Bulgari brand store in Panama City.

On 23 May 2007 37.5% of the share capital of Opera Management SA was sold at a price of 445 thousand euros, leading to a gain of 350 thousand euros recognised in other financial income (expense).
As a result of this sale the company, which was previously consolidated using the proportionate method, left the consolidation scope; the remaining value of this investment of 13 thousand euros representing 11.45% is classified as "Investments in other companies".

A second transaction took place on 23 May 2007, when 37.5% of the share capital of Opera SGR S.p.A. was sold at a price of 443 thousand euros, leading to a loss of 50 thousand euros recognised in other financial income (expense).
As a result of this sale the company, which was previously consolidated using the proportionate method, left the consolidation scope; the remaining value of this investment of 138 thousand euros representing 12.5% is classified as 'Investments in other companies'.

On 6 December 2007 Monraco S.A. was acquired, the company which wholly owns H. Finger AG. This company having its registered office in Geneva and a subscribed and paid-up share capital of 200,000 Swiss francs is now 100% owned by Bulgari International Corporation (BIC) N.V.. A price of 5,061 thousand euros (8,352 thousand Swiss francs) was paid for net assets of 999 thousand euros (1,649 thousand Swiss francs), including goodwill of 4,062 thousand euros (6,703 thousand Swiss francs). This purchase forms part of the process of integrating and optimising the production of watches.

On 18 December 2007 the procedure to wind up Bulgari Luxembourg S.A. was completed.

The amounts for the total assets, liabilities and cash and cash equivalents of the above acquisitions is not provided as they are not significant.
Reference should be made to note 28 for a discussion of changes in the consolidation scope.

2. Revenues

(thousands of euros)

	2007	2006
Net sales	1,073,810	990,650
Royalties	14,003	12,336
Other revenues	3,168	5,709
Total revenues	**1,090,981**	**1,008,695**

Reference should be made to note 24 "Segment information" and the Report of the Board of Directors on the Group's performance for an analysis of revenues by type of product and by geographical area.
"Distributors' commissions", previously classified as part of variable expenses, are now classified as a reduction in revenues from net sales for a better presentation. The corresponding amount for the previous year has been reclassified in the same manner. This balance amounted to 1,919 thousand euros in 2007 (1,732 thousand euros in 2006).

3. Cost of sales

Cost of sales of 391,865 thousand euros in 2007 (361,285 thousand euros in 2006) consists of the cost of production or purchase of products and goods which have been sold. In particular, it includes the cost of materials and transformation, general expenses directly related to production, the depreciation and amortisation of plant and machinery and intangible assets used in production and write-downs of inventory.

4. Operating expenses, net

(thousands of euros)

	Note	2007	2006
Personnel costs	21	170,333	157,426
Variable selling expenses		48,843	42,043
Other selling, general and administrative expenses		195,854	177,883
Advertising and promotion expenses		119,565	112,910
Total operating expenses, net		**534,595**	**490,262**

Personnel costs relate to both selling and administrative functions.

(thousands of euros)

	Note	2007	2006
Credit card commissions		5,087	4,674
Intermediaries' fees		8,417	6,180
Transport expenses		14,393	13,190
Sales commissions	21	9,279	7,252
Other		11,667	10,747
Total variable selling expenses		**48,843**	**42,043**

"Intermediaries' fees" relate almost exclusively to agents' commissions of 8,145 thousand euros for the sale of perfumes (5,805 thousand euros in 2006). The increase is mainly due to the entry of Bulgari Parfums Iberia S.L. into the consolidation scope.

"Other" of 11,667 thousand euros relates to Bulgari Parfums S.A. for 3,666 thousand euros (3,587 thousand euros in 2006), Bulgari Parfums Italia S.p.A. for 1,584 thousand euros (1,381 thousand euros in 2006) and Bulgari Global Operations S.A. for 1,136 thousand euros (1,125 thousand euros in 2006), mostly in connection with product warehousing costs.

The item also includes costs incurred by Bulgari Italia S.p.A. for 2,205 thousand euros (1,862 thousand euros in 2006), of which the majority relates to premises costs for BVLGARI stores in duty free areas and commissions payable for the logistical handling of Bulgari perfumes, which in North America is outsourced to an external partner of Bulgari Corporation of America Inc..

(thousands of euros)

	2007	2006
Rentals	63,765	55,837
Other operating expenses	42,606	34,977
Other general expenses, net	89,483	87,069
Total other selling, general and administrative expenses	**195,854**	**177,883**

The increase in rentals over 2006 is mostly attributable to the new premises used for carrying out the Group's activities and in particular to the new stores in New York, Lugano, Marbella, Macao, Ginza and Omotesando.

"Other operating expenses" substantially relate to general expenses for 17,089 thousand euros (14,379 thousand euros in 2006), to provisions of 2,571 thousand euros (793 thousand euros in 2006) for the most part relating to bad debts and legal disputes, to utilities for 5,506 thousand euros (5,236 thousand euros in 2006), to operating lease instalments, mainly regarding company vehicles and office machines, for 4,436 thousand euros (3,860 thousand euros in 2006) and to maintenance expenses for 5,584 thousand euros (4,761 thousand euros in 2006).

"Other general expenses, net" include mainly travel expenses of 14,042 thousand euros (14,060 thousand euros in 2006), consultancy fees of 14,951 thousand euros (12,192 thousand euros in 2006), taxes other than income taxes of 4,649 thousand euros (3,159 thousand euros in 2006), fees to members of company bodies of 5,104 thousand euros (5,629 thousand euros in 2006) and insurance costs of 2,975 thousand euros (3,350 thousand euros in 2006). This item also includes depreciation and amortisation of 43,166 thousand euros (38,343 thousand euros in 2006) which mostly relates to leasehold improvements, costs for taking over leases and computer hardware and software.

5. Financial income (expense)

Interest income

(thousands of euros)

	2007	2006
Dividends from third parties	507	–
Bank interest income	668	714
Interest income from public authorities	169	175
Premium income on hedging activities	3,108	1,572
Other	242	221
Total interest income	**4,694**	**2,682**

"Dividends from third parties" of 507 thousand euros refer to the dividends distributed to Bulgari International Corporation (BIC) N.V. in February by the fund Opera Partecipation S.c.a. 2.

Interest expense

(thousands of euros)

	2007	2006
Bank interest expense	(146)	(163)
Loan interest expense	(6,183)	(4,270)
Premium expense on hedging activities	(7,939)	(6,221)
Other	(65)	(36)
Total interest expense	**(14,333)**	**(10,690)**

Other financial income (expense)

(thousands of euros)

	Note	2007	2006
Financial discount and allowance income		292	543
Gains on the disposal of equity investments		350	–
Financial discount and allowance expense		(694)	(892)
Bank charges and commissions		(865)	(818)
TFR discounting interest	21	(473)	(449)
Other		(243)	(204)
Total other financial income (expense)		**(1,633)**	**(1,820)**

"Gains on the disposal of equity investments" of 350 thousand euros relate to the sale of 37.5% of the shares held in Opera Management S.A..

Exchange gains (losses)

(thousands of euros)

	2007	2006
Exchange gains	105,475	76,059
Exchange losses	(93,590)	(67,707)
Total exchange gains (losses)	**11,885**	**8,352**

6. Taxation

(thousands of euros)

	Note	2007	2006
Current taxation		13,450	19,853
Deferred taxation	12	(1,046)	231
Prior year taxation		1,574	488
Total taxation		**13,978**	**20,572**

The Group's average tax rate in 2007 was 8.46%.
Income taxes paid abroad on a final basis have been classified as current taxation for a better presentation. This balance amounted to 1,263 thousand euros for 2007 (1,221 thousand euros in 2006).

A reconciliation between the tax charge in the consolidated financial statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates, is as follows:

	2007	2006
Ordinary IRES rate applicable	**33.00%**	**33.00%**
Effects leading to an increase (decrease) in the rate:		
– Non-deductible costs	2.44%	2.72%
– Exempt income and other deductible costs	(0.66%)	(0.80%)
– Utilisation of tax losses	–	(0.12%)
– Taxation of income produced abroad	0.77%	0.79%
– CFC companies liable to taxation	0.02%	–
– Adjustments to prior year income taxes	0.45%	–
– Adjustments to deferred tax liabilities calculated on accumulated temporary differences	(0.49%)	(0.03%)
– Effect of differences with foreign tax rates	(28.55%)	(24.46%)
IRES effective rate	6.98%	11.09%
IRAP effect *(current and deferred)*	1.48%	2.23%
Total effective tax rate	**8.46%**	**13.32%**

7. Property, plant and equipment – 160,983 thousand euros

Property, plant and equipment and changes for the year are set out as follows:

(thousands of euros)

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Furniture, office equipment and fittings	Motor vehicles	Aircraft	Leasehold improve-ments	Construction in progress and advance payments	Total
Year 2005									
Cost	19,192	21,921	16,185	85,425	373	5,810	115,360	1,685	265,951
Accumulated depreciation	(5,703)	(15,561)	(11,351)	(60,981)	(344)	(1,894)	(72,051)	–	(167,885)
Net book value at 31 December 2005	**13,489**	**6,360**	**4,834**	**24,444**	**29**	**3,916**	**43,309**	**1,685**	**98,066**
Changes in 2006									
Exchange rate fluctuations	(185)	(64)	(111)	(1,077)	(1)	2	(2,143)	33	(3,546)
Change in scope of consolid.	–	12	–	53	–	–	–	–	65
Reclassifications	28	244	(5)	382	–	–	1,058	(1,747)	(40)
Purchases	1,166	4,626	1,158	15,869	–	–	12,951	13,348	49,118
Disposals	–	(24)	(1)	(32)	–	–	(29)	–	(86)
Depreciation	(1,082)	(2,483)	(1,622)	(10,177)	(14)	(237)	(12,304)	–	(27,919)
Write-downs	(40)	–	–	(52)	–	(1,403)	(690)	(1)	(2,186)
Total changes in 2006	**(113)**	**2,311**	**(581)**	**4,966**	**(15)**	**(1,638)**	**(1,157)**	**11,633**	**15,406**
Year 2006									
Cost	20,039	26,226	16,894	97,329	337	5,814	118,887	13,318	298,844
Accumulated depreciation	(6,663)	(17,555)	(12,641)	(67,919)	(323)	(3,536)	(76,735)	–	(185,372)
Net book value at 31 December 2006	**13,376**	**8,671**	**4,253**	**29,410**	**14**	**2,278**	**42,152**	**13,318**	**113,472**
Changes in 2007									
Exchange rate fluctuations	(182)	(71)	(99)	(797)	–	(1)	(2,880)	(6)	(4,036)
Change in scope of consolid.	80	–	–	(35)	–	–	30	–	75
Reclassifications	929	49	29	907	–	–	11,435	(13,272)	77
Purchases	3,257	3,521	3,711	26,105	–	–	39,245	10,720	86,559
Disposals	–	(11)	(2)	(127)	(7)	(2,277)	(20)	–	(2,444)
Depreciation	(1,385)	(2,797)	(1,563)	(12,465)	(3)	–	(14,109)	–	(32,322)
Write-downs	(16)	–	–	(432)	–	–	(123)	–	(571)
Own work capitalised	–	173	–	–	–	–	–	–	173
Total changes in 2007	**2,683**	**864**	**2,076**	**13,156**	**(10)**	**(2,278)**	**33,578**	**(2,558)**	**47,511**
Year 2007									
Cost	23,668	28,751	19,650	116,583	249	–	141,700	10,760	341,361
Accumulated depreciation	(7,609)	(19,216)	(13,321)	(74,017)	(245)	–	(65,970)	–	(180,378)
Net book value at 31 December 2007	**16,059**	**9,535**	**6,329**	**42,566**	**4**	**–**	**75,730**	**10,760**	**160,983**

The principal increases in the year regard the renovation of stores or the opening of new stores, as summarised in the following table:

	Furniture, office equipment and fittings	Leasehold improvements	Total	Main stores renovated or opened in 2007
Bulgari Japan Ltd.	4,053	13,167	17,220	Ginza Tower/Omotesando/Sendai Fujisaki/Shibuya Tokyu/Shinyukyu Takashimaya/Fukuoka Daimaru (Japan)
Bulgari Corporation of America Inc.	3,214	8,299	11,513	Fifth Ave/Madison Ave/Boca Raton/Costa Mesa (U.S.)
Bulgari Espana S.A. Unipersonal	–	3,149	3,149	Valencia e Marbella (Spain)
Bulgari Commercial (Shanghai) Co. Ltd.	3,059	–	3,059	Shengyang/Mitsukoshi/Nanjing/ Tianjin/Chengdu (China)
Bulgari S.A.	2,491	–	2,491	Lugano (Switzerland)
Bulgari Italia S.p.A.	1,419	1,393	2,812	Roma Accessori (Italy)
Bulgari Hotels and Resorts Japan Ltd.	711	7,475	8,186	Ginza and Omotesando (Japan)
Other	11,158	5,762	16,920	
Total	**26,105**	**39,245**	**65,350**	

Investments in "Furniture, office machines and fittings" include purchases of 3,814 thousand euros of window displays made by Bulgari Global Operations S.A. for use by the third party distribution network for the presentation of BVLGARI products in some of the leading airports in the world, of which Taipei and Taiwan are highlighted, and investments of 1,076 thousand euros in computer hardware made by Bulgari S.p.A..

"Leasehold improvements" include amongst other things the costs incurred for the expansion at the production facilities of Daniel Roth et Gérald Genta Haute Horologerie S.A. (2,859 thousand euros) and the restructuring of the offices of Bulgari France S.a.s. (441 thousand euros).

The increase in "Construction in progress and advance payments" relates principally to the expenditure incurred in the year for new machines not yet in use (5,300 thousand euros), restructuring work carried out at the new factory of Bulgari Accessori S.r.l. (1,721 thousand euros), the new stores in Panama (601 thousand euros), Pavilion KLCC in Malaysia (524 thousand euros) and Paseo de Gracia in Spain (480 thousand euros), and displays under construction relating to the distribution of Bulgari products (474 thousand euros).

Additional increases for new purchases relate principally to improvements to plant at Bulgari Italia S.p.A. (477 thousand euros) and investments in production plant and machinery at Daniel Roth et Gérald Genta Haute Horologerie S.A. (966 thousand euros), Crova S.p.A. (470 thousand euros), and Bulgari Time (Switzerland) S.A. (433 thousand euros).

Increases to "Land and buildings" consist mainly of the costs incurred by Bulgari Japan Ltd. for the drafting and design required to modernise the rented premises at Ginza Tower and Omotesando (618 thousand euros) and the investments made by Cadrans Design S.A. (404 thousand euros) for the purchase of a new building to be used for production.

"Disposals" relate mainly to the sale of an aircraft owned by the Group until the beginning of 2007 whose net book value at 31 December 2006 had already been adjusted to reflect its net realisable value.

No information had been received from companies at 31 December 2007 as to the existence of any idle fixed assets or of any fully depreciated property, plant and equipment still in use and having a significant value. There were no charges on property, plant and equipment at 31 December 2007 securing any of the Group's liabilities.

8. Goodwill – 44,832 thousand euros

Changes in "Goodwill" during the year ended 31 December 2007 were as follows:

	(thousands of euros)
At 31 December 2006	**41,908**
Changes	
Exchange differences	(1,832)
Increases	4,802
Decreases	(46)
Total changes	**2,924**
At 31 December 2007	**44,832**

The decrease relating to "Exchange differences" regards the adjustment to exchange rates ruling at the balance sheet date of goodwill arising from the purchase of companies whose functional currency is different from the euro.
Included in "Increases" is 976 thousand euros arising from Bulgari Parfums Iberia S.A., which became part of the Bulgari Group in February 2007, and 3,815 thousand euros regarding the purchase of Monraco S.A., and its subsidiary H. Finger AG, which became part of the Bulgari Group in December.
"Decreases" relate to Opera SGR S.p.A. which left the consolidation scope in May 2007.
Goodwill is allocated to cash generating units for the purposes of impairment testing. For production companies cash generating units are considered to be the individual companies acquired, while for selling companies expected future cash flows have been assessed, although in an overall integrated context, by also taking into account the margins that will be earned from the production and logistical process by the Division to which they belong.

Goodwill is allocated in the following manner:

(thousands of euros)

Cash generating unit	Goodwill
Crova S.p.A.	13,540
Bulgari South Asian Operations Pte Ltd.	9,573
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	4,954
Bulgari Asia Pacific Ltd.	4,569
Bulgari Corporation of America Inc. (*)	4,804
Bulgari (Taiwan) Ltd.	973
Monraco S.A.	3,815
Other companies	970
JWA Division	**43,198**
Perfume Division	**1,634**
At 31 December 2007	**44,832**

(*) Goodwill paid by Bulgari Corporation of America for the purchase of the store in Honolulu (Hawaii).

There were no impairment losses at 31 December 2007.

The recoverable amount of recognised goodwill is determined by using the discounted cash flow method, under which a suitable discount rate is applied to estimated future cash flows.

The discount rate used is calculated by using the W.A.C.C. (Weighted Average Cost of Capital) method, namely by weighting the rate of return expected from investing the company's equity in a similar business and the cost of debt.
A rate of approximately 9% was used.
The forecast cash flows used in the impairment test were based on budgets and business plans prepared by the management of the Group's Divisions, having in general a time horizon of five years.

To extrapolate cash flow projections beyond the period envisaged in the budgets and business plans, the discounted terminal value was calculated under the perpetuity method using growth rates in the range from 0% to 3%, which historically is a conservative estimate for the luxury market.

A sensitivity analysis of the impairment test shows that even by making large changes to the parameters the results of the test indicate that the recoverable amounts of the various portions of goodwill still exceed their carrying amounts.

9. Other intangible assets - 73,217 thousand euros

The composition of and changes in "Other intangible fixed assets" are as follows:

(thousands of euros)

	Development costs	Industrial patents and intellectual property rights	Concessions, trade marks and licences	Assets under formation	Expend. for taking over premises and other	Total
Year 2005						
Cost	8,168	46,247	2,779	7,475	26,524	91,193
Accumulated amortisation	(6,228)	(31,742)	(2,042)	-	(3,190)	(43,202)
Net book value at 31 December 2005	**1,940**	**14,505**	**737**	**7,475**	**23,334**	**47,991**
Changes in 2006						
Exchange rate fluctuations	(36)	(27)	(17)	-	(107)	(187)
Changes in scope of consolidation	-	1	1	-	-	2
Reclassifications	-	2,238	-	(7,368)	5,170	40
Purchases	1,712	8,726	471	3,293	666	14,868
Amortisation	(1,151)	(5,488)	(250)	-	(1,428)	(8,317)
Write-downs	-	-	-	-	-	-
Other changes	(79)	(2)				(81)
Total changes in 2006	**446**	**5,448**	**205**	**(4,075)**	**4,301**	**6,325**
Year 2006						
Cost	9,534	56,723	3,167	3,400	32,162	104,986
Accumulated amortisation	(7,148)	(36,770)	(2,225)	-	(4,527)	(50,670)
Net book value at 31 December 2006	**2,386**	**19,953**	**942**	**3,400**	**27,635**	**54,316**
Changes in 2007						
Exchange rate fluctuations	(58)	(23)	(23)	-	(649)	(753)
Changes in scope of consolidation	-	(2)	-	-	-	(2)
Reclassifications	-	2,328	-	(2,770)	442	-
Purchases	1,913	14,553	386	12,494	633	29,979
Amortisation	(1,327)	(7,066)	(313)	-	(1,595)	(10,301)
Write-downs	-	(21)	-	-	(1)	(22)
Total changes in 2007	**528**	**9,769**	**50**	**9,724**	**(1,170)**	**18,901**
Year 2007						
Cost	11,177	73,101	3,460	13,124	32,265	133,127
Accumulated amortisation	(8,263)	(43,379)	(2,468)	-	(5,800)	(59,910)
Net book value at 31 December 2007	**2,914**	**29,722**	**992**	**13,124**	**26,465**	**73,217**

The increases in "Development costs" mainly regard the new fragrances to be released onto the market and skin tests relating to perfumes (1,201 thousand euros).

The increases in "Industrial patents and intellectual property rights" may be principally attributed to the purchase of applications software licences for the management of various business activities carried out by the parent company Bulgari S.p.A. (13,637 thousand euros).

"Assets under formation" relates essentially to investments for the development of prototypes no longer usable (6,648 thousand euros), fees for taking over the leases of premises relating to stores which have not yet been opened (Georges V in France (4,652 thousand euros) and Barcelona in Spain (520 thousand euros) and investments made in applications software regarding procedures and programmes that were still at the implementation stage at 31 December 2007.

There were no restrictions on the ownership of property, plant and equipment at 31 December 2007 or charges securing any of the Group's liabilities.

"Research and development costs" recognised directly as an expense in the income statement during the year amounted to 2,435 thousand euros.

10. Investments in other companies

This item consists of investments, categorised as available-for-sale, in the closed investment funds Opera Partecipations S.c.a. and Opera Partecipations 2 S.c.a., in which Bulgari International Corporation N.V. holds respectively 11.72% and 7.32% of the total shares having dividend rights.
The expectations of recovery of the holdings in these funds, based on the sale of the investments previously held, confirm the reasonableness of their net carrying amounts.
This item also includes the residual amount of the investments in Opera SGR (12.5%) and Opera Management (11.45%), previously consolidated using the proportionate method, which have now left the consolidation scope as the result of the sale of 37.5% by Bulgari S.p.A. and by Bulgari International Corporation N.V. in May 2007.

(thousands of euros)

	Opera Partecipations S.c.a.	Opera Partecipations 2 S.c.a.	Opera Sgr	Opera Management	Total
At 31 December 2006	**17,124**	**3,008**	**–**	**–**	**20,132**
Increases	–	117	138	14	269
Decreases	(6,388)	(2,923)	–	–	(9,311)
At 31 December 2007	**10,736**	**202**	**138**	**14**	**11,090**

11. Other current and non-current financial assets

(thousands of euros)

	31/12/2007	31/12/2006
Current financial assets		
Current financial receivables	12,804	6,384
	12,804	**6,384**
Non-current financial assets		
Guarantee deposits	29,103	16,281
Insurance funds	37	6,190
Other	6	6
Total non-current financial assets	**29,146**	**22,477**
Non-current financial receivables	1,368	929
Total other current and non-current financial assets	**30,514**	**23,406**

Financial receivables include the portion not eliminated on consolidation of loans of 1,726 thousand euros and 151 thousand euros made by Bulgari International Corporation N.V. to LB Diamonds & Jewelry Sarl and Cadrans Design S.A. respectively; both companies are held as to 50% and consolidated using the proportionate method. The loan to LB Diamonds & Jewelry Sarl amounts in currency to 2,500 thousand U.S. dollars, is repayable in March 2008 and bears interest at a floating rate of LIBOR +1.125%, while that to Cadrans Design S.A. amounts in currency to 500 thousand Swiss francs and is repayable in June 2008. The residual balance consists of the effect of hedging currency and gold.

The principal balance included in guarantee deposits is an amount of 18,587 thousand euros (11,186 thousand euros at 31 December 2006) paid as a deposit for the rental of premises in Tokyo by the subsidiary Bulgari Japan Ltd.. The increase in this item is mainly due to the renting of the new premises at Ginza and Omotesando.

The decrease in "Insurance funds" over 31 December 2006 is due to the collection of the receivable in Bulgari Japan Ltd.. The company had recognised this receivable after taking out life assurance and accident insurance policies for its employees. Under these policies the receivable was recoverable in the event that there were no claims in connection with either of these two events before the end of an employee's labour contract. On deciding on expiry not to renew this form of policy the company obtained a refund of the balance.

Non-current financial receivables are all due from related parties and include an amount of 293 thousand euros representing the portion not eliminated on consolidation (of 35%) of long-term subordinated loans made to Bulgari Hotels and Resorts B.V. and an amount of 531 thousand euros relating to long-term subordinated loans made to Bulgari Hotels & Resorts Milano S.r.l., which are both consolidated using the proportionate method. These loans are repayable in April 2027 and interest is charged on a quarterly basis at a rate of EURIBOR +3%.
This item additionally includes an amount of 544 thousand euros (900 thousand Swiss francs) representing the portion not eliminated on consolidation (of 50%) of a long-term loan made by Bulgari Global Operations S.A. to Cadrans Design S.A.. This loan is repayable in March 2017 and bears interest at 3.5%.

12. Deferred taxation

Details of deferred taxation are set out in the following table, with a description of the items which generate the main temporary differences:

(thousands of euros)

	At 31/12/2006	Charge	Utilisation	Other changes	At 31/12/2007
Elimination of interco. profits	15,490	-	(1,324)	(17)	14,149
Fixed assets	3,024	9	(927)	(113)	1,993
Other accruals	3,815	3,324	(274)	(257)	6,608
Deferred tax assets	**22,329**	**3,333**	**(2,525)**	**(387)**	**22,750**
Accelerated depreciation	(5,166)	(2,159)	1,630	3	(5,692)
Undistributed profits	(7,300)	-	967	-	(6,333)
Tax prov. for obsolete inventory	(6,042)	(767)	52	191	(6,566)
Tax clean-up	(535)	-	26	-	(509)
Employee benefit obligations	(890)	(139)	26	-	(1,003)
Tax provision for bad debts	(1,584)	-	606	33	(945)
Other accruals	(432)	(205)	201	(1)	(437)
Deferred tax liabilities	**(21,949)**	**(3,270)**	**3,508**	**226**	**(21,485)**
Total deferred taxation	**380**	**63**	**983**	**(161)**	**1,265**

The decrease in deferred tax liabilities is mainly connected with revised assessments made of the undistributed profits of certain Group companies as a result of which the distribution of these profits in the foreseeable future is currently no longer considered likely, and with the release to income of the provision for bad debts.
The column "Other changes" consists principally of the exchange effect arising from the translation of financial statements whose functional currency is different from the euro.

13. Inventory

Inventory is made up as follows:

(thousands of euros)

	31/12/2007			31/12/2006
	Gross stock value	Provision for obsolescence	Net balance	Net balance
Raw materials	64,632	–	64,632	55,988
Work in progress and semi-finished goods	150,660	11,081	139,579	123,395
Finished goods and packaging	413,388	21,483	391,905	349,551
Total inventory	**628,680**	**32,564**	**596,116**	**528,934**

The net balance of 596,116 thousand euros represents a net increase of 67,182 thousand euros, or 12.70%, over that at 31 December 2006.
This increase may be attributed to the net effect of the building up stocks of raw materials and the creation of stocks of finished goods by the production and distribution companies of the Group on expectations of the launch of new products; the effect of this increase is reflected in a rise in stock turnover (from 188 days at 31 December 2006 to 197 days at 31 December 2007).
The increase in percentage terms is less than that of turnover, which rose by 14% at comparable exchange rates.

14. Trade receivables

Trade receivables are made up as follows:

(thousands of euros)

	31/12/2007				31/12/2006
	Due within 12 months	Provision for bad debts	Provision for returns	Net balance at 31/12/2007	Net balance at 31/12/2006
Final customers and distributors	180,328	2,106	1,858	176,364	165,544
Franchisees	25,904	82	–	25,822	21,476
Total trade receivables	**206,232**	**2,188**	**1,858**	**202,186**	**187,020**

The book value of "Trade receivables" approximates their fair value.
An amount of 1,139 thousand euros of the provision for bad debts was utilised during the year, while additions of 911 thousand euros were made.
The charge for these additions is classified in the income statement as "Selling, general and administrative expenses".

Provisions for returns consists of accruals made for future returns resulting from the sale to third parties and distributors of products that make up the Group's main business and relating to 2007.

15. Other current and non-current assets

(thousands of euros)

	31/12/2007	31/12/2006
Other current assets:		
Other tax credits	37,040	27,060
Prepayments and accrued income	12,491	10,499
Advances to suppliers	2,396	1,532
Due from social security organisations	2,285	552
Other	5,052	6,281
Total other current assets	**59,264**	**45,924**
Other non-current assets:		
Other non-current tax credits	9,735	8,753
Other	265	88
Total other non-current assets	**10,000**	**8,841**

Other current assets
The increase in current "Other tax credits", all due within 12 months, is mostly due to VAT receivables (24,947 thousand euros at 31 December 2007).

"Prepayments and accrued income" are made up as follows:

(thousands of euros)

	31/12/2007	31/12/2006
Total accrued income	**30**	**45**
Insurance	963	906
Instalments for the rental of premises	7,866	6,905
Other prepayments	3,632	2,643
Total prepayments	**12,461**	**10,454**
Total prepayments and accrued income	**12,491**	**10,499**

More specifically the increase in "Other prepayments", which amount to 3,632 thousand euros (2,643 thousand euros at 31 December 2006), arises from advances of 2,620 thousand euros for promotion expenses and events (1,212 thousand euros at 31 December 2006).

"Advances to suppliers" of 2,396 thousand euros (1,532 thousand euros at 31 December 2006) consist mainly of payments in advance of 871 thousand euros for purchases of raw materials (nil at 31 December 2006), of 687 thousand euros for promotion expenses (427 thousand euros at 31 December 2006) and of 497 thousand euros for VAT to be paid to the customs authorities on importing goods (428 thousand euros at 31 December 2006).

"Due from social security organisations" of 2,285 thousand euros (552 thousand euros at 31 December 2006) includes a receivable of 1,759 thousand euros from the Italian social security organisation INPS, against which there is a payable of the same amount in "Employees' leaving entitlement and other personnel provisions". This balance represents the portion of the employees' leaving entitlement (TFR) which following the "Pension Reform" is considered to relate to a defined contribution plan.

"Other" of 5,052 thousand euros (6,281 thousand euros at 31 December 2006) consists of receivables from intermediaries of 1,321 thousand euros for the recovery of VAT, insurance receivables of 1,073 thousand euros

and a non-interest bearing loan of 1,049 thousand euros made to fund the Bulgari brand stores in Beijing and Shanghai, initially managed by third parties.
The book value of "Other current assets" approximates their fair value.

Other non-current assets
"Other non-current assets" consist mainly of other tax credits of 9,735 thousand euros (8,753 thousand euros at 31 December 2006), due after more than 12 months, relating to VAT refunds requested by Bulgari S.p.A. (for 7,079 thousand euros) and Bulgari Gioielli S.p.A. (for 2,283 thousand euros).
The book value of "Other current assets" approximates their fair value as it also includes accrued interest income.

The increase in "Other" to 265 thousand euros (88 thousand euros at 31 December 2006) regards an amount of 181 thousand euros payable by third parties to Bulgari International Corporation (BIC) N.V. in connection with the sale of the shares of Opera Partecipations 2 S.c.a..

16. Cash and cash equivalents

Cash and cash equivalents, for which there is no restriction on use, are made up as follows:

(thousands of euros)

	31/12/2007	31/12/2006
Bank deposits	28,524	37,502
Cash and cheques	1,661	2,332
Overdrafts	(8,504)	(42)
Total cash and cash equivalents	**21,681**	**39,792**

The average rate of interest paid by banks at 31 December 2007 on short-term deposits and current accounts in which available funds are held in various currencies was approximately 1.5%.
The book value of "Cash and cash equivalents" is in line with their their fair value at the balance sheet date.

17. Shareholders' equity

Share capital
Share capital at 31 December 2007 amounted to 21,021 thousand euros, inclusive of owned treasury shares, and consisted of 300,293,560 shares each of par value 0.07 euros, fully subscribed and paid up.
The parent company held 800,000 treasury shares at 31 December 2007, each of par value 0.07 euros, for a total of 56 thousand euros.
A total of 719,500 new ordinary shares were issued during the year in connection with the stock option plans reserved for certain employees, with the resulting increase of 51 thousand euros in capital.

A dividend of 0.29 euros per share was distributed in 2007.

Legal reserve
There has been no change in the legal reserve of 5,762 thousand euros during the year as it has already reached the maximum of one fifth of share capital as provided by article 2430 of the Italian civil code.

Share premium reserve
The share premium reserve of 120,614 thousand euros at 31 December 2007 decreased by 3,044 thousand euros during the year due to a net decrease of 7,979 thousand euros arising from the purchase and sale of treasury shares, which was partially offset by an increase of 4,935 thousand euros relating to the above-mentioned issue of 719,500 new shares.

Translation reserve
The translation reserve of 49,091 thousand euros at 31 December 2007 represents the cumulative effect of the exchange differences resulting from the difference between the amount obtained from translating items of the shareholders' equity of subsidiaries with a money of account other than the euro at the historic exchange rate, being that at the date of their formation, and that obtained from using the exchange rate at the balance sheet date.

Cash flow hedge reserve
The cash flow hedge reserve of 5,213 thousand euros at 31 December 2007 consists of the effective portion of the accumulated net change in the fair value of financial instruments used to hedge cash flows.

Other reserves
This account consists of the treasury shares sales gain reserve (2.384 thousand euros) the extraordinary reserve (28 thousand euros), the taxed reserve (145 thousand euros) and the gain on contribution reserve (1.933 thousand euros).
The increase of 4,490 thousand euros in "Other reserves" at 31 December 2007 is due to the gain realised on the sale of treasury shares.

Stock option reserve
The stock option reserve of 9,142 thousand euros at 31 December 2007 represents the counter-entry of the cost recognised in the income statement for adjustments to the fair value of the options granted to particular categories of employees and the Managing Director.

18. Earnings per share

Basic earnings per share
The computation of basic earnings per share has been made by considering earnings attributable to ordinary shareholders of 150,918 thousand euros (134,271 thousand euros for the year ended 31 December 2006) and a weighted average number of 299,534 thousand shares outstanding during the year calculated in the following manner:

(thousands of euros)

	31/12/2007	31/12/2006
Ordinary shares at 1 January	299,574	298,114
Treasury shares at end of period	(800)	–
Issue of new shares	720	1,460
Ordinary shares at 31 December excluding treasury shares	299,494	299,574
Weighted average ordinary shares	**299,534**	**298,544**

Diluted earnings per share

The computation of diluted earnings per share has been made by considering earnings attributable to ordinary shareholders of 150,918 thousand euros (134,271 thousand euros for the year ended 31 December 2006) and a weighted average number of 304,037 shares outstanding during the year calculated in the following manner:

(thousands of euros)

	31/12/2007	30/06/2006
Weighted average ordinary shares	299,534	298,544
Dilutive effect of option rights	4,503	4,737
Weighted average ordinary shares (diluted)	**304,037**	**302,281**

19. Current and non-current financial payables

Information as to the contractual terms of loans and funding made to the Group is as follows:

(thousands of euros)

	31/12/2007	31/12/2006
Current financial payables		
Financial payables to banks	116,499	54,055
Other current financial payables	1,935	2,717
Total	**118,434**	**56,772**
Non-current financial payables		
Financial payables to banks	55,444	34,156
Other non-current financial payables	2,906	3,031
Total	**58,350**	**37,187**

The following table provides details of "Current financial payables to banks" by individual company:

(thousands of euros)

	Balance at 31/12/2007	Interest rate
Bulgari S.p.A.	81,298	4.90%
Bulgari Japan Ltd.	14,066	1.04%
Bulgari (Thailand) Ltd.	5,571	4.88%
Bulgari Korea Ltd.	4,209	6.20%
Bulgari (Taiwan) Ltd.	3,411	2.81%
Prestige d'Or S.A.	3,082	3.37%
Bulgari Commercial (Shanghai) Co. Ltd.	2,558	5.83%
Bulgari Malaysia Sdn.	1,356	4.90%
Cadrans Design S.A.	787	3.26%
LB Diamonds & Jewelry S.a.r.l.	161	6.11%
Total	**116,499**	

The loans to Bulgari S.p.A. were taken out mainly for the payment of dividends to shareholders and had original repayment dates ranging from 2 to 5 months; they were then renewed on expiry. As of today they have terms ranging from 1 to 3 months with interest payable at an average rate of 4.90%.

The loans to Prestige d'Or S.A., current and non-current, amounting in total to 3,082 thousand euros, relate for 1,541 thousand euros (2,550 thousand Swiss francs) to a mortgage secured on the company's property.

Credit facilities granted to the Group amounted to approximately 580 million euros at 31 December 2007, while those relating to forward transactions to hedge currency and gold amounted to approximately 1,200 million euros, of which facilities of 527 million euros were in use at 31 December 2007. The nominal amount of credit facilities granted to Bulgari by banks in connection with operations in derivatives is equal to approximately 15% of the notional value of the derivatives.

"Other current financial payables" consist principally of "Financial payables due within 12 months" of 1,850 thousand euros, which relates mainly to a loan of 1,698 thousand euros granted to LB Diamonds Jewelry Sarl by LL International Holding B.V. (which holds the remaining 50% of the company) at a variable interest rate of LIBOR +1.125%, and to payables of 85 thousand euros regarding agreements hedging currency risk, interest rate risk and commodity price risk.

The following table provides details of "Non-current financial payments due to banks" with a separate indication of the repayment date, the interest rate and the original balance in foreign currency:

Non-current financial payables to banks

(thousands of euros)

	Balance at 31/12/2007	Repayment date	Interest rate	Amount in currency
	6,063	2009	1.27%	1,000,000,000 Yen
	3,032	2009	1.15%	500,000,000 Yen
	606	2009	1.44%	100,000,000 Yen
	606	2009	0.79%	100,000,000 Yen
	12,127	2010	1.34%	2,000,000,000 Yen
	606	2010	1.44%	100,000,000 Yen
	606	2010	0.79%	100,000,000 Yen
	9,095	2011	1.85%	1,500,000,000 Yen
	9,095	2011	1.90%	1,500,000,000 Yen
	303	2011	1.44%	50,000,000 Yen
	9,095	2012	1.42%	1,500,000,000 Yen
	3,032	2012	1.56%	500,000,000 Yen
	603	2010	2.50%	1,000,000 Chf
	363	2010	3.40%	600,000 Chf
	106	2012	3.05%	175,000 Chf
	106	2012	3.05%	175,000 Chf
Total	**55,444**			

Other non-current financial payables

(thousands of euros)

	Balance at 31/12/2007	Repayment date	Interest rate	Amount in currency
	1,897	2027	Euribor +3%	1,897,372 euros
	1,009	2027	Euribor +3%	1,008,912 euros
Total	**2,906**			

The loans in yen relate to Bulgari Japan Ltd, those in Swiss francs to Prestige D'Or S.A., while those in euros refer to Bulgari Hotels and Resorts Milan S.r.l. (1,897 thousand euros) and Bulgari Hotels and Resorts B.V. (1,008 thousand euros).
The Group had no outstanding loans at 31 December 2007 containing negative pledges or covenants.

20. Derivative financial instruments

The following table sets out the notional value and fair value of outstanding derivatives at 31 December 2007, grouped by type.

(thousands of euros)

	Nominal value		Fair value		Difference
	31/12/2007	31/12/2006	31/12/2007	31/12/2006	
Cash flow hedge derivatives					
– Currency	196,060	201,257	5,015	2,939	2,076
– Interest rate	–	7,593	–	175	(175)
– Commodities	61,815	35,243	5,213	(641)	5,854
Fair value hedge derivatives					
– Currency	277,220	186,333	2,779	271	2,508
Trading derivatives (*)					
– Currency	29,606	3,153	722	3	719
– Commodities	5,995	–	553	–	553
TOTAL	**570,696**	**433,579**	**14,282**	**2,747**	**11,535**
of which:					
Current financial assets	570,696	398,336	14,282	3,388	10,894
Current financial liabilities	–	35,243	–	(641)	641

(*) Although these transactions have been entered with the objective of hedging they do not always qualify for hedge accounting under accounting standards, as discussed in the section "Accounting principles and policies", and accordingly are reclassified as "trading".

Currency and commodity risk hedges
The Group is exposed to the risk of fluctuations in rates of exchange with its functional currency. Its principal exposure is towards the Japanese yen and the US dollar.

In order to reduce this risk the net foreign currency exposure arising from trade receivables and payables and from estimated net cash flows in foreign currencies from forecast sales and purchases for the following 15 months, as determined from the annual budget and quarterly revisions, is held to an acceptable level by entering into derivative contracts (principally forward contracts and residually option contracts). The outstanding derivatives contracts at 31 December 2007 had terms not exceeding 12 months and the relative effects on the income statement will occur in 2008.

Interest rate hedges
In order to limit its exposure to interest rate risk the Group uses hedging instruments to ensure that a certain percentage of the interest payable on debt is converted from floating rate to fixed rate. This percentage is linked to its borrowing requirements, the average life of the debt and the reference market (country and currency). There were no interest rate derivatives outstanding at 31 December 2007.

Determination of fair value
Derivative contracts are measured at market value (marked to market) by using quoted prices or by discounting future cash flows and comparing these to current market prices. The term market value refers to official fixings (by central banks and associations of banks) or quotations made by brokers as published by providers of financial information. Fair value models also use these quotations as references.

Fair value - sensitivity analysis
The fair value of currency derivatives designated as cash flow hedges was 3,584 thousand euros at 31 December 2007. An unfavourable change of 10% in the spot foreign exchange rate alone compared to the official exchange rates at 31 December 2007, applicable to all currencies, would have led to a total negative theoretical fair value of 12,869 thousand euros. The other way round, a favourable change of 10% in exchange rates would have led to a profit of 20,412 thousand euros.
The fair value of derivatives hedging the price of gold and designated as cash flow hedges was 5,213 thousand euros at 31 December 2007. An unfavourable change of 10% in the spot rate alone of the price of gold would have led to a negative fair value of 744 thousand euros.
An unfavourable change of 10% in the spot rate alone of the price of gold would have led to a negative fair value of 744 thousand euros. A favourable change of 10% in the price of gold (meaning a lower price) compared to the official fixing at 31 December 2007 of outstanding derivatives contracts at that date would have led to a positive fair value of 11,292 thousand euros.
This sensitivity analysis excludes outstanding derivatives at 31 December 2007 for which there are receivables and payables recognised in the financial statements. Any changes in the values of these balances arising from exchange rate trends would be equal and opposite to the changes in value of the derivatives designated as hedges, with a corresponding nil effect on the result.

Derivatives transactions entered into for treasury purposes, meaning the hedging of financial receivables and payables in foreign currency through fair value hedges, are also excluded from the fair value sensitivity analysis for the same reason.

21. Employee benefit plans

The average number of employees of companies included in the scope of consolidation, analysed by category, is as follows:

Average number of employees	31/12/2007	31/12/2006
Executives and managers	452	507
White-collar workers	2,472	2,012
Blue-collar workers	440	424
Total	**3,364**	**2,943**

The table excludes the average number of employees of companies consolidated using the proportionate method, who amount in total to 159.
The average is determined as the average of the spot number of employees for each month of the year.
Professionals classified in the category "Manager" in non-Italian companies are included under "Executives and managers".

Personnel costs

Personnel costs are set out as follows:

(thousands of euros)

	Note	2007	2006
Wages and salaries		140,484	133,524
Social charges		31,401	29,018
Salesmen's commissions		9,279	7,252
Charge for the employees' leaving entitlement		2,069	1,872
Charges to other personnel provisions		1,359	899
Hiring and training		5,094	3,448
Other costs		11,317	9,863
Total		**201,003**	**185,876**
Salesmen's commissions		(9,279)	(7,252)
Transfer to cost of sales		(21,391)	(21,198)
Total	4	**170,333**	**157,426**

Employee benefit plans

(thousands of euros)

	31/12/2007	31/12/2006
Defined benefit plans	10,241	11,443
Defined contribution plans	6,274	3,703
Total employee benefit plans	**16,515**	**15,146**

In connection with "Employee benefit plans" following the changes introduced by Law no. 296 of 27 December 2006 and subsequent decrees and implementing regulations issued in the first part of 2007 (the Pension Reform or *Riforma Previdenziale*) the following changes have taken place:

- the TFR continues to be a defined benefit plan for amounts accrued up to 31 December 2006. Given the changes introduced by the reform the component relating to expected future salary increases has been excluded from 1 January 2007 in calculating the present value of the obligation. The income of 658 thousand euros arising on the recalculation of the TFR accrued up to 31 December 2006 in accordance with the new assumptions introduced by the Pension Reform (which has the nature of a curtailment) has been recognised in the income statement in full under the item "personnel costs";
- from 1 January 2007 the TFR is considered as a defined contribution plan and accordingly the amounts accruing from that date are recognised fully as a cost and presented as a payable under the item "employees" leaving entitlement', net of any contributions already paid over. A receivable of the same amount is recognised in other current assets and at 31 December 2007 these balances both amounted to 1,759 thousand euros.

The defined benefit obligation for the Italian employees' leaving entitlement, amounting to 10,241 thousand euros, has been determined on the basis of prevailing legislation, regulations and labour contracts and on the basis of a valuation made by an independent actuary using the projected unit credit method.

Changes in this obligation during the year are as follows:

(thousands of euros)

	Note	2007	2006
TFR at 1 January		**11,443**	**10,692**
Service cost		278	1,872
Interest	5	473	449
Amortisation of actuarial gains and losses		1	
Curtailment		(658)	
Total charge		**94**	**2,321**
Amounts paid over		(1,296)	(1,570)
TFR at 31 December		**10, 241**	**11,443**

The principal assumptions made in the actuarial estimate are as follows:

Annual discount rate	5.50%
Annual inflation rate	2.00%
Annual rate of increase in the cost of labour	3.00%

The liability for defined contribution plans includes amounts accrued by Bulgari Japan Ltd. and Bulgari Korea Ltd and the portion payable to the treasury fund managed by the Italian national social security organisation INPS in connection with these plans. The accruals in the former case are made on the basis of the employee's estimated length of service and salary at the time the employment relationship is expected to terminate.

Share-based payments

The Group has stock option plans in place in favour of the Managing Director and certain categories of manager.

The options are granted at the average officially quoted price of the thirty days preceding the grant date. The vesting period is variable, ranging from two to four years. The options may be exercised within a period ranging from six months to five years and six months from the date that they have vested.

Considering the fact that all the plans have similar characteristics, the information provided below is presented in an aggregate manner.

The item "Other costs" includes costs of 2,346 thousand euros relating to all the stock options outstanding at 31 December 2007. This cost has been determined at a fair value ranging between 1.31 and 2.20 euros per share using the method described in "Significant accounting principles and policies".

The parameters used in the determination of this cost, namely the determination of the fair value of the options at the grant date, are as follows:

Dividend yield	from 2.5% to 3.02%
Stock price volatility	from 23% to 44%
"Risk free" interest rate	from 2.6% to 4.7%
Average expected option waiting period	3.23 years

Stock options relating to plans previously approved by shareholders were exercised in 2007 for a total number of 719,500 shares, with a consequent increase in share capital of approximately 51 thousand euros.

In compliance with the resolution passed by shareholders in a general meeting of 28 April 2005 and on the basis of a resolution of the Board of Directors taken in a meeting of 20 June 2007, 300,000 stock options were granted to the Managing Director on the latter date which may be exercised from July 2008 and a further 300,000 options which may be exercised from July 2009, all at a price of 11.66 euros.

In addition options were granted on the same date to certain members of management as follows: 147,000 options which may be exercised from July 2008, 147,000 options which may be exercised from July 2009, 527,000 options which may be exercised from June 2010, 47,500 options which may be exercised from July 2010 and 47,500 options which may be exercised from July 2011, all at a price of 11.66 euros.

Information relating to changes taking place in stock option plans during 2007 is set out in the following table:

(Prices in euros)

	31 December 2007			31 December 2006		
	Number of options	Average exercice price	Market price (*)	Number of options	Average exercice price	Market price (*)
(1) Rights at 1 January	7,276,950	7.54	10.04	7,683,810	7.32	9.43
(2) New rights assigned in the year	1,516,000	11.66	11.71	1,594,000	8.58-9.32	8.82-8.87
(3) (Rights exercised in the year)	(719,500)	6.93	10.90	(1,459,860)	6.35	9.51
(4) (Rights expiring in the year)	(444,350)	10.83	10.90	(541,000)	10.70	9.51
(5) Rights at 31 December	7,629,100	8.23	9.56	7,276,950	7.54	10.04
(6) Of which: exercisable at 31 December	4,712,850	7.03		4,196,200	7.05	

NOTE: (5) = (1) + (2) + (3) + (4)

(*) Market price means the annual average for the number of options at (3) and (4) and the exact number for (1), (2) and (5).

The following table provides an analysis of the exercise price band and residual term of the agreement, subdivided between the Managing Director and other employees:

Price band	Residual term of agreement						
	< 2 years			> 2 years			Total
	M.D.	Others	Total	M.D.	Others	Total	
< = 2.0	–	–	–	–	–	–	
> 2.0 < 5.0	900,000	118,500	1,018,500	300,000	260,000	560,000	1,578,500
> 5.0	200,000	353,600	553,600	2,400,000	3,097,000	5,497,000	6,050,600
Total	**1,100,000**	**472,100**	**1,572,100**	**2,700,000**	**3,357,000**	**6,057,000**	**7,629,100**

	Of which exercisable at 31/12/07		
Price band	M.D.	Others	Total
< = 2.0	–	–	–
> 2.0 < 5.0	1,200,000	378,500	1,578,500
> 5.0	1,700,000	1,434,350	3,134,350
Total	**2,900,000**	**1,812,850**	**4,712,850**

22. Provisions for risks and charges

Changes in this item for the year ended 31 December 2007 were as follows:

(thousands of euros)

	Tax provisions	Other provisions	Total
At 31 December 2006	**3,453**	**3,378**	**6,831**
Charge	795	2,615	3,410
Utilisation	(317)	(685)	(1,002)
Other changes	(2,157)	(1,019)	(3,176)
At 31 December 2007	**1,774**	**4,289**	**6,063**

"Tax provisions" consist mainly of the following items:

- 663 thousand euros relating mainly to a provision made by Bulgari Corporation of America Inc. for U.S. customs duties;
- 553 thousand euros referring mostly to a provision made by the American branch of Bulgari Retail USA S.r.l. for sales tax;
- 514 thousand euros regarding the parent company, accrued in connection with tax assessments based on adjustments made by the authorities to the 1988 and 1989 tax returns, for which separate appeals have been lodged; in particular, the disputes relating to 1988 and 1989 are pending before the Supreme Court (*Corte Suprema di Cassazione*).

The overall decrease in this item is mostly due to the release of 874 thousand euros to income by Bulgari Corporation of America Inc. and the release of a provision of 1,100 thousand euros made by certain subsidiaries in connection with tax assessments for direct taxes for fiscal years 2002, 2003 and 2004, as the assumptions which led to these assessments no longer hold.
"Other provisions" include an accrual of 1,052 thousand euros relating mainly to the risk of incurring costs from contractual warranties for products sold. The balance regards accruals for litigation.
Charges to provisions are classified in the income statement as "selling, general and administrative expenses".

23. Other current and non-current liabilities

(thousands of euros)

	31/12/2007	31/12/2006
Current liabilities:		
Due to personnel	19,662	18,088
Due to the public administration	10,885	7,942
Due to social security and pensions organisations	5,302	4,559
Due to shareholders	240	239
Other payables	2,710	5,305
Total other payables	**38,799**	**36,133**
Deferred income	15	26
Accrued expenses for loan interest	810	204
Other accrued expenses	5,411	5,139
Total accrued expenses and deferred income	**6,236**	**5,369**
Total other current liabilities	**45,035**	**41,502**
Non-current liabilities:		
Other non-current liabilities	2,216	554
Deposits	79	86
Total other non-current liabilities	**2,295**	**640**

Other current liabilities

The increase in the balance of "Due to the public administration" over that at 31 December 2006 mainly arises from VAT payables of 6,548 thousand euros.

"Other payables" of 2,710 thousand euros include a balance of 1,618 thousand euros regarding fees payable by Bulgari S.p.A. to the members of its Board of Directors.

The decrease in this item results from the settlement by Bulgari International Corporation (BIC) N.V. of its debt of 2,894 thousand euros with The Hour Glass Ltd. arising on the acquisition of Daniel Roth et Gérald Genta Haute Horologerie S.A..

"Other accrued expenses" relate mainly to lease instalments.

Other non-current liabilities

"Other non-current liabilities" of 2,216 thousand euros refer mostly to a debt of 1,813 thousand euros arising in 2007 and payable by Bulgari Time (Switzerland) S.A. for the purchase of plant, machinery and know-how for the manufacture of components in the watch sector.

24. Segment information

The Bulgari Group carries out the majority of its business through two distinct divisions, the JWA (Jewellery - Watches - Accessories) Division and the Perfumes Division. This distinction is driven by product, markets and differing distribution strategies.

The strategic direction of the Group and its administration and control are managed by a central corporate structure which is for the most part to be found in the parent company Bulgari S.p.A..

The results of the Divisions also include royalty charges from the parent company for the use of the BVLGARI trademark of which it is the owner. These charges are then eliminated in the line "Other activities and eliminations", as are all other transactions between the Divisions within the Group.

The line "Other activities and eliminations" additionally includes all the unallocated revenues and costs managed by the central corporate structure, the activities relating to the hotels, of little significance overall, and all the advertising activities carried out with the media, including production, from which in general the BVLGARI brand is the overall beneficiary and from which consequently the whole of the Group's business has an advantage.

Ricavi e risultati di settore (millions of euros)

Net revenues by sector	2007	2006	Change %
Jewellery	*459.9*	*402.0*	*+14.4%*
Watches	*294.8*	*289.1*	*+2.0%*
Accessories	*84.4*	*88.9*	*-5.1%*
Other	*7.5*	*7.4*	*+1.5%*
JWA Division	846.6	787.4	+7.5%
Perfume Division	221.9	199.8	+11.0%
Other activities and eliminations	22.5	21.5	+4.7%
Total net revenues	**1,091.0**	**1,008.7**	**+8.2%**

Operating profit by sector	2007	2006	Change %
JWA Division	147.3	153.9	-4.3%
Perfume Division	40.5	30.9	+31.1%
Other activities and eliminations	(23.3)	(27.7)	-15.8%
Total operating profit	**164.5**	**157.1**	**+4.7%**

The operating profit of the JWA (Jewellery - Watches - Accessories) Division fell by 4.3% over 2006, principally as a consequence of the increased royalties paid to the parent company for the use of the trademark and the increase in costs for structural investments made to sustain the business. Depreciation and amortisation for the period amounted to 31.2 million euros (26.9 million euros in 2006).

The operating profit of the Perfumes Division rose by 31.1% over 2006, confirming the success of the investments made during the year and the decision to combine together certain particularly strategic markets. Depreciation and amortisation for the Perfumes Division for the year amounted to 3.4 million euros (3.2 million euros in 2006).

Revenues by geographical area are presented in the Report of the Directors on the Group's Performance to which reference should be made.p

Reclassified consolidated balance sheet (millions of euros)

	JWA division		Perfume division		Not allocated and elim.		Total Group	
	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006
Net trade receivables	155.5	144.0	68.8	62.9	(22.1)	(19.9)	202.2	187.0
Other receivables	53.4	47.5	3.2	4.5	2.7	(6.1)	59.3	45.9
Inventory	522.8	456.4	63.4	63.9	9.9	8.6	596.1	528.9
Trade payables	(176.3)	(150.2)	(56.4)	(50.6)	44.7	41.1	(188.0)	(159.7)
Other payables	(51.0)	(46.1)	(10.8)	(9.4)	5.9	4.3	(55.9)	(51.2)
Total net working capital	**504.4**	**451.6**	**68.2**	**71.3**	**41.1**	**28.0**	**613.7**	**550.9**
Property, plant and equipments and intangible assets	182.8	135.0	12.4	9.5	83.9	65.2	279.1	209.7
Investments and other financial assets					40.2	42.6	40.2	42.6
Other long-term assets (liabilities)	(2.2)	(0.4)	(0.8)	(0.2)	(10.6)	(12.7)	(13.6)	(13.3)
INVESTED CAPITAL	**685.0**	**586.2**	**79.8**	**80.6**	**154.6**	**123.1**	**919.4**	**789.9**
Shareholders' equity							**778.5**	**743.0**
Short-term indebtedness							83.9	10.6
Long-term indebtedness							57.0	36.3
Total indebtedness							**140.9**	**46.9**
COVER							**919.4**	**789.9**

25. Significant related party transactions

Disclosures of related party transactions as required by the Consob Communication of 28 July 2006 and their weight as a percentage of the total consolidated figures are provided below.

Financial and commercial operations

Transactions and balances of a financial and commercial nature between Bulgari S.p.A. and other Group companies have been eliminated in the preparation of the consolidated financial statements.

(thousands of euros)

	Payables			
	Bulgari S.p.A.	**Subsidiaries**	**Joint ventures**	**Total**
Receivables				
Bulgari S.p.A.	–	136,332	2,517	**138,849**
Subsidiaries	82,402	941,575	4,753	**1,028,730**
Joint ventures	7	2,484	–	**2,491**
Total	**82,409**	**1,080,391**	**7,270**	**1,170,070**

(thousands of euros)

	Costs			
	Bulgari S.p.A.	**Subsidiaries**	**Joint ventures**	**Total**
Revenues				
Bulgari S.p.A.	–	128,501	500	**129,001**
Subsidiaries	21,314	950,451	251	**972,016**
Joint ventures	15	11,258	–	**11,273**
Total	**21,329**	**1,090,210**	**751**	**1,112,290**

The portion of transactions and balances of a financial and commercial nature not eliminated in the consolidation process is as follows:

(thousands of euros)

	Total consolidated	Related parties	%
Non-current financial receivables	1,368	1,368	100
Trade receivables	202,186	57	0.03
Other current assets	22,224	31	0.14
Current financial assets	12,804	1,877	14.66
Trade payables	187,941	1,227	0.65
Other current liabilities	45,035	2	–

(thousands of euros)

	Total consolidated	Related parties	%
Gross sales	1,158,191	91	–
Royalties	14,003	90	0.64
Other revenues	3,168	16	0.51
Operating costs, net	534,595	98	0.02
Interest income	4,694	209	4.45

Fees for directors and statutory auditors

	31/12/2007	
	Directors	Statutory auditors
Bulgari S.p.A.	4,060	76
Other Group companies	682	98
Total	**4,742**	**174**

26. Guarantees, commitments and risks

(thousands of euros)

	31/12/2007	31/12/2006
Commitments	337,626	302,916
Guarantees pledged	14,022	15,759
Sureties received from third parties	43,260	40,238
Total guarantees, commitments and risks	**394,908**	**358,913**

"Commitments" refer to lease instalments for BVLGARI brand stores which are not yet due and which are payable to the lessors over the residual term of the lease agreement.
The increase in the balance compared to 31 December 2006 is mostly due to the lease agreements for the new stores which are discussed as part of the comments on the increase in rentals included in the note describing other general and administrative expenses, to which reference should be made.
"Guarantees pledged" refer to sureties given on behalf of and in the interest of Group companies in favour of lessors as security for rental agreements.
"Sureties received from third parties" refer principally to sureties received from banks by Bulgari S.p.A. for 18,567 thousand euros in favour of the tax authorities against VAT tax credits for which reimbursement has been requested by Bulgari S.p.A., and for 6,500 thousand euros in favour of the customs authorities for the temporary importation of products. In addition, the item includes a guarantee of 2,670 thousand euros granted in favour of Bulgari Hotels and Resorts Milano S.r.l. to cover 65% of the costs incurred for the purchase of furniture and fittings, in general to be used in the Milan hotel.
The Group is party to civil and administrative proceedings and to legal actions in connection with carrying out its normal activities. On the basis of information currently available, and taking into account the provisions recognised, the likelihood that these proceedings and actions will cause further losses which are significant in respect of these consolidated financial statements is considered to be remote.

27. Net financial position

Pursuant to Consob Communication no. 6064293 of 28 July 2006 and in accordance with the CESR Recommendation of February 10, 2005 "*Recommendations for the consistent application of the European Commission's Regulation on Prospectuses*", the net financial position of the Group at 31 December 2007 is as follows:

(thousands of euros)

	31/12/2007	31/12/2006
Cash	*1,661*	*2,332*
Other liquid funds	*20,020*	*37,460*
Total liquid funds	21,681	39,792
Current financial receivables	12,804	6,384
Current bank payables	*(115,166)*	*(52,656)*
Current portion of non-current debt	*(1,333)*	*(1,399)*
Other current financial payables	*(1,935)*	*(2,717)*
Current financial debt	(118,434)	(56,772)
Current financial debt, net	**(83,949)**	**(10,596)**
Non-current financial receivables	1,368	929
Non-current bank payables	*(55,444)*	*(34,156)*
Other non-current payables	*(2,906)*	*(3,031)*
Non-current financial debt	(58,350)	(37,187)
Non-current financial debt, net	(56,982)	(36,258)
Net financial debt	**(140,931)**	**(46,854)**

28. List of companies included in the consolidated financial statements

List of companies consolidated on a line-by-line basis

Company	% holding 31/12/2007	% holding 31/12/2006	Currency	Share capital	Head office	Business
Bulgari Gioielli S.p.A.	100.00	100.00	Euro	2,580,000	Rome	Jewellery production
Bulgari Italia S.p.A.	100.00	100.00	Euro	12,000,000	Rome	Retail sales
Bulgari International Corporation (BIC) N.V.	100.00	100.00	euro	18,301,200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100.00	100.00	Us$	24,350,000	New York	Sales to retailers and perfume distribution
Bulgari S.A.	100.00	100.00	Swfr	600,000	Geneva	Retail sales
Bulgari Time (Switzerland) S.A.	100.00	100.00	Swfr	1,000,000	Neuchatel	Production of watches and accessories
Bulgari Jewels S.A. (¹)	–	100.00	Swfr	–	Neuchatel	Jewellery production
Bulgari France S.A.S.	100.00	100.00	Euro	225,000	Paris	Retail sales
Bulgari Montecarlo S.A.M.	100.00	100.00	Euro	800,000	Montecarlo	Retail sales
Bulgari (Deutschland) GmbH	100.00	100.00	Euro	2,556,459	Munich	Retail sales
Bulgari Japan Ltd.	80.00	80.00	Yen	400,000,000	Tokyo	Retail sales
Bulgari Espana S.A. Unipersonal	100.00	100.00	Euro	5,418,344	Madrid	Retail sales
Bulgari Parfums S.A.	100.00	100.00	Swfr	1,000,000	Neuchatel	Perfume production
Bulgari Parfums Italia S.p.A.	100.00	100.00	Euro	1,020,000	Rome	Perfume distribution
Bulgari Portugal Acessorios de Luxo Lda.	100.00	100.00	Euro	92,873	Madeira	Sub-holding
Bulgari South Asian Operations Pte Ltd.	100.00	100.00	Sg$	6,000,000	Singapore	Retail sales
Bulgari (UK) Ltd.	100.00	100.00	Lgs	28,100,000	London	Retail sales
Bulgari Belgium S.A.	100.00	100.00	Euro	1,000,000	Bruxelles	Retail sales
Bulgari Australia Pty. Ltd.	100.00	100.00	Aud	8,200,000	Sydney	Retail sales
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	3,334,000	Kuala Lumpur	Retail sales
Bulgari Global Operations S.A.	100.00	100.00	SwFr	6,000,000	Neuchatel	Logistical support
Bulgari Operational Services A.p.S. (²)	100.00	100.00	DKK	500,000	Copenhagen	Services
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7,100,000	Geneva	Production of watches
Bulgari Asia Pacific Ltd.	100.00	100.00	HK$	1,000,000	Hong Kong	Retail sales
Bulgari (Taiwan) Ltd.	100.00	100.00	Twd	310,000,000	Taipei	Retail sales
Bulgari Korea Ltd.	100.00	51.00	Kwon	4,500,000,000	Seoul	Retail sales
Bulgari Collection Internationale S.A.	100.00	100.00	Swfr	3,000,000	Neuchatel	Production of high jewellery
Bulgari (Luxembourg) S.A. (³)	–	100.00	Euro	–	Luxembourg	Holding company for the Bvlgari Hotels and Resorts project
Bulgari Saint Barth S.a.S.	100.00	100.00	Euro	700,000	Saint Barthelemy	Retail sales
Bulgari Retail USA S.r.l.	100.00	100.00	Euro	50,000	Rome	Retail sales and wholesale
Crova S.p.A.	100.00	100.00	Euro	2,700,000	Valenza (Alessandria)	Jewellery production
Bulgari Parfums Deutschland Gmbh	100.00	100.00	Euro	25,000	Wiesbaden	Perfume distribution
Prestige d'Or S.A.	51.00	51.00	Swfr	100,000	Saignelégier	Production of watches accessories
Bulgari Accessori S.r.l.	100.00	100.00	Euro	50,000	Bagno a Ripoli (Fi)	Production of leather accessories
Bulgari Reinsurance Company Ltd.	100.00	100.00	Euro	635,000	Dublin	Insurance company
Bulgari Austria GmbH	100.00	100.00	Euro	17,500	Vienna	Retail sales
Bulgari Holdings (Thailand) Ltd. (⁴)	100.00	100.00	Bat	100,000	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	99.50	99.50	Bat	4,000,000	Bangkok	Retail sales
Bulgari Commercial (Shangai) Co. Ltd.	100.00	100.00	Us$	17,000,000	Shanghai	Retail sales
Bulgari Holding Europe B.V.	100.00	100.00	Euro	18,000	Amsterdam	Sub-holding
Bulgari Hotels and Resorts Japan Ltd.	100.00	100.00	Yen	487,500,000	Tokyo	Company involved in the Bvlgari Hotels and Resorts project
Bulgari Parfums Iberia S.L.	100.00	–	Euro	10,000	Barcelona	Perfume distribution
Bulgari Panama Inc.	100.00	–	Us$	10,000	Panama City	Retail sales
Monraco S.A.	100.00	–	SwFr	200,000	Geneva	Sub-holding
H. Finger AG	100.00	–	SwFr	400,000	Lengnau dei Biel (Canton of Berna)	Production of watches accessories

List of companies consolidated on a proportionate basis

Company	% holding 31/12/2007	% holding 31/12/2006	Currency	Share capital	Head office	Business
LB Diamonds & Jewelry Sarl.	50.00	50.00	Swfr	1,250,000	Neuchatel	Jewellery production
Bulgari Hotels & Resorts B.V. (5)	65.00	65.00	Euro	18,000	Amsterdam	Company in joint venture with the Marriott Group
Bulgari Hotels and Resorts Milano S.r.l. (6)	65.00	65.00	Euro	100,000	Rome	Company involved in the Bvlgari Hotels and Resorts project
Cadrans Design S.A.	50.00	50.00	Swfr	100,000	La Chaux de Fonds	Production of watches

(1) Company merges in Bulgari Global Operations S.A..

(2) Company being wound up.

(3) Company wound up in 2007.

(4) Company fully consolidated due to the ownership of 100% of class A shares equal to 49,000 Bat.

(5) Company owned through Bulgari S.p.A..

(6) Company owned indirectly through Bulgari Hotels & Resorts B.V. al 61.75% (95% * 65%, holding of Bulgari Hotels & Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.) and directly through Bulgari S.p.A. as at 3.25%.

List of companies entering the consolidation during the year ended 31 December 2007 compared with the year ended 31 December 2006

Companies entering the consolidation	Head office	Business
Bulgari Parfums Iberia S.L.	Barcellona	Perfume distribution
Bulgari Panama Inc.	Panama City	Retail sales
Monraco S.A.	Geneva	Sub-holding
H. Finger AG	Lengnau dei Biel (Canton of Berna)	Production of watches accessories

Companies leaving the consolidation	Head office	Business
Opera Management S.A.	Luxembourg	Company in joint venture with the Marriott Group
Opera Sgr S.p.A.	Milan	Company involved in the Bvlgari Hotels and Resorts project
Bulgari Jewels S.A.	Neuchatel	Jewellery production
Bulgari (Luxembourg) S.A. (3)	Luxembourg	Holding company for the Bvlgari Hotels and Resorts project

(3) *****

29. Information on companies consolidated using the proportionate method

The total amounts of the current assets and liabilities, non-current assets and liabilities, and revenues and costs of companies consolidated using the proportionate method are set out in the following table.

(millions of euros) (*)

% held local currency	LB Diamonds & Jewelry S.a.r.l. 50% chf	Cadrans Design S.A. 50% chf	Bulgari Hotels & Resorts B.V. 65% euros	Bulgari Hotels & Resorts Milano S.r.l. 65% euros
Current assets	28.6	3.8	–	5.6
Non-current assets	–	4.3	7.1	2.7
Current liabilities	12.4	4.6	0.2	4.4
Non-current liabilities	–	2.6	2.4	3.2
Revenues	20.5	7.6	–	19.8
Costs	19.0	6.6	0.2	19.4

(*) Amounts are stated at 100%.

30. Significant non-recurring transactions

The Group has not carried out any significant non-recurring transactions during the year ended 31 December 2007 as they are defined by Consob in its Communication of 28 July 2006.

31. Abnormal and unusual transactions

The Group has not carried out any abnormal or unusual transactions in the year ended 31 December 2007 as they are defined by Consob in its Communication of 28 July 2006.

32. Information pursuant to article 149-*duodecies* of the Consob Regulations for Issuers

The following table, which has been prepared pursuant to article 149-*duodecies* of the Consob Regulations for Issuers, sets out the fees relating to 2007 for auditing services and services other than audit rendered by the auditing company and by members of its network.

(thousands of euros)

Type of service	Provided by	Provided to	Fees 2007
Audit	KPMG S.p.A.	Bulgari S.p.A.	122
	KPMG S.p.A.	Subsidiaries	204
	KPMG network	Subsidiaries	865
Attestation services	KPMG network	Subsidiaries	21
Tax advisory services	KPMG S.p.A.	Bulgari S.p.A.	4
	KPMG network	Subsidiaries	198
Other services	KPMG S.p.A.	Bulgari S.p.A. (1)	11
	KPMG network	Subsidiaries (2)	23

(1) Kimberley Process compliance.
(2) Due diligence.

Bulgari S.p.A.
The Chairman of the Board of Directors
Paolo Bulgari

Bulgari S.p.A. and Subsidiaries

Representation on the consolidated financial statements pursuant to article 8-*ter* of Consob Regulation no. 11971 of 14 May 1999 as subsequently amended and supplemented

1. The undersigned Francesco Trapani, in his capacity as managing director, and Alberto Nathansohn, in his capacity as manager-in-charge of the preparation of the accounting records of Bulgari S.p.A., represent, taking also into account the requirements of article 154-*bis*, paragraphs 3 and 4 of Legislative Decree no. 58 of 24 February 1998, that during the year the administrative and accounting procedures in place to prepare the consolidated financial statements:
   - were adequate in relation to the company's characteristics and
   - were effectively applied.

2. presentation is further given that the consolidated financial statements:
   a. a.correspond to the accounting books and entries;
   b. have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union and the provisions issued to implement Legislative Decree no. 38/2005 and that to the best of the knowledge and belief of the undersigned are suitable for providing a true and fair view of the financial position and results of operations of the set of companies included in the consolidation.

Date: 11 March 2008

Signed: Managing Director

(Francesco Trapani)

Signed: Manager-in-charge of Preparing the Corporate Accounting Records
(Alberto Nathansohn)

Report of the Auditors in accordance with article 156 of legislative decree n. 58 of 24 February 1998

KPMG

KPMG S.p.A.
Revisione e organizzazione contabile
Via Ettore Petrolini, 2
00197 ROMA RM

Telefono 06 809611
Telefax 06 8077475
e-mail it-fmauditaly@kpmg.it

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

Agli Azionisti della
Bulgari S.p.A.

1 Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario e dalle relative note al bilancio consolidato, del Gruppo Bulgari chiuso al 31 dicembre 2007. La responsabilità della redazione del bilancio compete agli amministratori della Bulgari S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi, si fa riferimento alla relazione da noi emessa in data 6 aprile 2007.

3 A nostro giudizio, il bilancio consolidato del Gruppo Bulgari al 31 dicembre 2007 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38 del 28 febbraio 2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Bulgari per l'esercizio chiuso a tale data.

Roma, [illegible] aprile 2008

KPMG S.p.A.

Arrigo Parisi
Socio

Bulgari S.p.A.

Report of the Directors on the Operations of the Parent Company Bulgari S.p.A. at 31 December 2007

Bulgari S.p.A.

Report of the Directors on Operations at 31 December 2007

Introduction

The Board of Directors of Bulgari S.p.A. has prepared this report on operations for 2007 pursuant to the requirements of article 2428 of the Italian civil code.
The financial statements at 31 December 2007 have been audited by KPMG S.p.A.. The financial statements at 31 December 2006 are presented for comparative purposes.
The financial statements have been prepared in accordance with the International Accounting Standards IAS/IFRS adopted by the European Commission (also referred to overall in the following as IFRS).

Review of the income statement

The year ended 31 December 2007 closed with net income of 51.4 million euros compared to 79.9 million euros in 2006. This result includes dividends from subsidiaries of 52.8 million euros (91.9 million euros in 2006); the lower level of dividends led to the decrease in net income.
There was an operating profit of 6 million euros in 2007, showing a considerable improvement over the figure of 3 million euros for 2006.

Table 1 – BULGARI S.p.A. – Income Statement (millions of euros)

	2007	2006	Difference	%
NET REVENUES	**93.8**	**81.1**	**12.7**	**15.7**
Personnel costs	29.4	25.0	4.4	17.6%
Other income and expense	28.6	22.0	6.6	30.0%
Advertising and promotion expenses	21.4	24.4	(3.0)	(12.3%)
Depreciation, amortisation and impairment	8.4	6.7	1.7	25.4%
Total operating costs	**87.8**	**78.1**	**9.7**	**12.4%**
Operating profit	**6.0**	**3.0**	**3.0**	**100.0%**
Other non-operating income (expense)	52.2	92.7	(40.5)	(43.7%)
Profit before taxation	**58.2**	**95.7**	**(37.5)**	**(39.2%)**
Current and deferred taxation	6.8	15.8	(9.0)	(57.0%)
NET INCOME	**51.4**	**79.9**	**(28.5)**	**(35.7%)**

Operating revenues

Operating revenues, which consist mainly of royalties for the use of the BVLGARI trademark, rose by 16% over 2006 and totalled 93.8 million euros.
Revenues for royalties and the provision of services amounted in total to 86 million euros. More specifically royalties, which are received from Group companies and third parties and represent approximately 88% of the total, rose by approximately 17% over 2006, amounting to 82.2 million euros (70.4 million euros in 2006).

An analysis of revenues for royalties and the provision of services is set out by geographical area in table 2 below.

Table2 – BULGARI S.p.A. – Revenues by geographical area (millions of euros)

Geographical area	2007		2006	
	Absolute value	%	Absolute value	%
Italy	13.8	16%	12.2	17%
Other EU countries	3.7	4%	3.2	4%
Rest of Europe	50.9	59%	41.2	56%
America	3.3	4%	2.6	4%
Japan	6.9	8%	8.0	11%
Far East	4.9	6%	3.7	5%
Middle East and other	2.5	3%	2.5	3%
TOTAL NET REVENUES	**86.0**	**100%**	**73.4**	**100%**

Operating costs

Operating costs totalled 87.8 million euros compared with 78 million euros in 2006, an increase of 12%; of these there was a particular rise in personnel costs, which went up by 18% to 29.4 million euros. The average number of employees increased from 273 in 2006 to 309 in 2007 (+13%); at 31 December 2007 the company had 331 employees compared with 275 at 31 December 2006.

Service costs, which amounted to 25.5 million euros (up 25% over 2006), consist mainly of the costs incurred for ICT, technical, organisational, fiscal and legal consultancy, costs for personnel services, travelling expenses for staff and members of the Board of Directors and the compensation paid to members of corporate bodies.

Advertising and promotion costs of 21.4 million euros (24.4 million euros in 2006) decreased as a result of the lower subsidies given to certain selling companies as part of cost sharing agreements (such as for rental costs for the stores); these are governed by specific contracts and relate to the flagship stores, which are located in commercial areas of particular interest or prestige.

Depreciation and amortisation charges for the year amounted to 8.1 million euros, an increase of 29% over 2006. These relate principally to a charge of 6.4 million euros for the amortisation of applications software, with the depreciation of tangible assets, for which the main items is the depreciation of electronic equipment and the cost of restructuring the company's offices, making up the difference.

Provisions of 0.3 million euros were made, relating to litigation with employees.

Dividends and financial income

Dividends for the year amounted to 52.8 million euros (91.9 million euros in 2006), a figure considerably lower than that of the previous year as the result of the decrease in the amount received from Bulgari International Corporation (BIC) N.V.. Details are as follows:

- Bulgari International Corporation (BIC) N.V. 49.1 million euros;
- Crova S.p.A. 2.7 million euros;
- Bulgari Gioielli S.p.A. 1 million euros.

Current and deferred taxation

A charge of 1.6 million euros was made for current taxes (1.4 million euros in 2006), all of which refers to IRAP tax, 0.2 million euros for deferred taxes (5.2 million euros in 2006) and 3 million euros for the effect of the national tax consolidation (0.5 million euros in 2007).

Further details of this item may be found in the note to the income statement to which reference should be made. It is recalled in this respect that the company elected to take part in the "National Consolidation" tax scheme for the three year period from 2007 to 2009, together with its subsidiaries Bulgari Gioielli S.p.A., Bulgari Italia S.p.A., Bulgari Parfums Italia S.p.A., Bulgari Retail USA S.r.l, Crova S.p.A and Bulgari Accessori S.r.l..

Financial situation

The parent company had net debt of 66.1 million euros at 31 December 2007 (net funds of 2.5 million euros at 31 December 2006). This considerable decrease is due for the most part to the outflows occurring on the payment of dividends in 2007 (86.9 million euros) and on making investments, in particular of a financial nature, for a total of 36.2 million euros, which were only partially offset by receipts of dividends in the year (52.8 million euros).

The issue of 719,500 new shares in connection with the exercising of stock options, as envisaged in the stock option plans reserved for certain categories of employees, brought in funds of a total of approximately 5 million euros.

Related party current financial assets refer to the balance on the intercompany account, which forms part of the centralised management of bank current accounts held with certain Italian subsidiaries and with Bulgari Global Operations S.A..

Related party non-current financial assets represent receivables due from Bulgari Hotels & Resorts Milano S.r.l. and Bulgari Hotels & Resorts B.V..

Related party current financial payables relate mainly to loans received from Bulgari International Corporation (BIC) N.V. for 18.5 million euros and by Bulgari Global Operations S.A for 32.4 million euros.

Table 3 – BULGARI S.p.A. – Net financial position (thousands of euros)

	31/12/2007	31/12/2006
Liquidity	**479**	**3,627**
Current financial receivables from third parties	3,691	–
Current financial receivables from related parties	71,562	65,394
Current financial receivables	**75,253**	**65,394**
Current financial payables to third parties	(81,298)	(193)
Current bank payables	(8,218)	(1,898)
Current financial payables to related parties	(54,680)	(66,645)
Current financial debt	**(144,196)**	**(68,736)**
NET CURRENT FINANCIAL DEBT	**(68,464)**	**285**
Non-current financial receivables	**2,355**	**2,208**
Non-current bank payables	–	–
Other non-current payables	–	–
Non-current financial debt	–	–
Net non-current financial debt	**2,355**	**2,208**
NET FINANCIAL DEBT	**(66,109)**	**2,493**

Investments

Investments of 15.7 million euros were made in 2007 and may be analysed as follows:

- investments of 14.3 million euros in intangible assets, regarding mainly applications software and the related development and implementation costs;
- investments of 1.4 million euros in property, plant and equipment, consisting mostly of the purchase of computers for processing, managing and storing data.

Equity investments

Investments of 21 million euros were made in non-current financial assets during the year, which principally regard subscriptions and capital payments of 10 million euros relating to Bulgari Retail USA S.r.l., 7 million euros relating to Bulgari Commercial (Shanghai) Ltd. and 3 million euros relating to Bulgari Accessori S.r.l.. These transactions were carried out to meet the funding needs and growth of these companies. Finally, an investment of 65% in the capital of Bulgari Hotels & Resorts B.V. was purchased from Bulgari Luxembourg S.A. at a price of 0.8 million euros. Bulgari Luxembourg S.A. was wound up at the end of 2007.

Research and development activities

Expenses amounting in total to 1.8 million euros were spent during the year on the research and the development of prototypes, both directly and through Crova S.p.A. and Bulgari Accessori S.r.l., all of which was recognised directly in income. These expenses mostly related to research and development activities regarding new jewellery products and new BVLGARI brand leather goods.

Information on management and co-ordination activities and related party transactions

Bulgari S.p.A., the parent company, has its registered office in Rome and has a share capital of 21 million euros. The company is the owner of the BVLGARI trademark and its main activities are as follows:

- purchasing equity stakes and granting loans to Group companies;
- commercial exploitation linked to the use of the BVLGARI name and trademark;
- technical, financial and administrative coordination of the companies in which investments are held;
- invention, design and creation of articles of jewellery, gold jewellery, watches, perfumes, cosmetics, silk and leather accessories and porcelain, silver and crystal items.

In 2007 Bulgari S.p.A. had business relations governed by specific agreements relating to the licensing of the BVLGARI trademark with various subsidiaries that manufacture and distribute BVLGARI brand products.
In addition, the parent company also had business relations with the various manufacturing and distribution subsidiaries, also governed by specific agreements, regarding the provision of technical, administrative, commercial, financial and ICT services.
Further, the parent company also played a financial role with Group companies by providing centralised treasury management services for which compensation was paid at market rates.

The transactions referred to above were carried out under market conditions, equivalent to those that would have been applied between independent parties, and were carried out in the interests of the subsidiaries.

As provided in amendments made to the licencing agreements for the BVLGARI trademark signed with the Group's retail companies, Bulgari S.p.A. contributes to the advertising and promotion expenses incurred by selling companies up to a contractually agreed ceiling.
Additional agreements were set up in 2007 with Bulgari Retail U.S.A. S.r.l., Bulgari UK Ltd., Bulgari France S.A. and Bulgari (Deutschland) GmbH in connection with the so-called "Flagship Stores", which are stores of a particular size that are located in areas considered to be of specific interest, under which Bulgari S.p.A. undertakes to pay a part of their costs. In particular if certain specific conditions are met the company subsidises the part of the rental costs and depreciation and amortisation charges incurred by its investees that exceeds the amount that represents the average costs for the country concerned, considered as a percentage of revenues; a time limit and a ceiling are imposed in this case.

Transactions which took place with directly and indirectly held subsidiaries in 2007 and the amounts involved are set out in the following tables:

Receivables and payables from trading, financial and miscellaneous transactions at 31 December 2007 (thousands of euros)

Nature	Receivables	Payables
Royalties for trademark licensing	37,865	-
Services	9,667	12,218
Goods and products not intended for sale	-	1,632
Financial	72,716	55,710
Group VAT settlement	10,735	1,190
Tax consolidation	5,408	8,627
Other	103	3,037
Total	**136,494**	**82,414**

Income and expense from trading, financial and miscellaneous transactions for the year ended 31 December 2007 (thousands of euros)

Nature	Income	Expense
Royalties for trademark licensing	68,492	-
Information services	5,782	-
Technical and administrative services	1,258	-
Legal fiscal and design services	399	-
Interest, commissions and financial income/expense	3,921	1,716
Research and development/prototypes and models	-	1,551
Subletting of premises	451	11
Other income/expense	2,499	922
Income/expense from tax consolidation	2,788	5,829
Dividends	52,832	-
Advertising subsidies	-	10,750
Total	**138,422**	**20,779**

There were no additional transactions with related parties as the term is defined in Consob Communication no. 2064231 of 30 September 2002, other than those described.

At 31 December 2007 the company had 13 direct holdings in companies (of which 5 have their registered offices outside Italy) and 37 indirect holdings, all with their registered offices outside Italy.

Directly held subsidiaries

Bulgari Gioielli S.p.A.
based in Rome, is wholly owned and has a share capital of 2.6 million euros. Its business is the production and sale of jewellery.

Bulgari Italia S.p.A.
based in Rome, is wholly owned and has a share capital of 12.0 million euros.
Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Rome, Milan, Florence, Venice, Naples, Bologna, Padua, Verona, Cortina, Serravalle Scrivia, Capri and Porto Cervo.

Bulgari Parfums Italia S.p.A.
based in Rome, is wholly owned and has a share capital of 1.0 million euros. Its business is the distribution and marketing of BVLGARI perfumes and cosmetic products in Italy.

Bulgari Retail U.S.A. S.r.l.
based in Rome, is wholly owned and has a quota capital of 50 thousand euros. The company is engaged in the management of Bulgari's exclusive retail stores in the United States carried out through its New York branch by renting a business from Bulgari Corporation of America Inc..

Bulgari Commercial (Shanghai) Co. Ltd.
based in Beijing, is wholly owned and has subscribed and fully paid up capital of US$ 5,000,000. It carries out its retail sales of jewellery, watches, perfumes and accessories through its exclusive shops in the People's Republic of China.

Crova S.p.A.
based in Valenza (Alessandria), is wholly owned and has a share capital of 2.7 million euros. Its business is the production and sale of jewellery products.

Bulgari Accessori S.r.l.
based in Florence, is wholly owned and has a quota capital of 50 thousand euros. Its business is the production and sale of leather articles.

Bulgari Portugal Acessorios de Luxo Lda
based in Funchal (Madeira), is wholly owned and has a share capital of 53 thousand euros. The company is responsible for promoting the BVLGARI brand name in the accessories sector.

Bulgari International Corporation (BIC) N.V.
based in Amsterdam, is a wholly owned sub-holding company with a share capital of 18.3 million euros.
The company holds equity interests in Bulgari Global Operations S.A, Bulgari Time (Switzerland) S.A., Bulgari Parfums S.A., Daniel Roth et Gérard Genta Haute Horlogerie S.A., LB Diamonds& Jewelry S.a.r.l.,

Prestige d'Or S.A., Cadrans Design S.A., Monraco S.A., H. Finger AG, Bulgari Japan Ltd., Bulgari Australia Pty Ltd., Bulgari (Malaysia) Sdn,., Bulgari Korea Ltd., Bulgari South Asian Operations Pte Ltd., Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd., Bulgari Holding (Thailand) Ltd., Bulgari Thailand Ltd., Bulgari Corporation of America Inc., Bulgari Saint Barth S.a.s., Bulgari Panama Inc., Opera Management S.A., Opera Participations S.c.A., Opera Participations 2 S.c.A., Bulgari Operational Services ApS, Bulgari Reinsurance Company Ltd. and Bulgari Hotels and Resorts Japan Ltd..

Bulgari Holding Europe B.V.
based in Amsterdam, is a wholly owned sub-holding company with a share capital of 18 thousand euros. The company holds equity interests in Bulgari S.A., Bulgari France S.a.s., Bulgari (Deutschland) GmbH. Bulgari (Austria) GmbH, Bulgari Belgium S.A., Bulgari UK Ltd. and Bulgari Espana S.A..

Bulgari Hotels & Resorts B.V.
based in Amsterdam, is a sub-holding held as to 65%. It has a share capital of 18 thousand euros and holds 95% of the quota capital of Bulgari Hotels & Resorts Milano S.r.l.. Its business is the management of companies operating in the hotel sector. The remaining 35% of its share capital is held by the Marriott Group.

Bulgari Hotels & Resorts Milano S.r.l.
based in Rome, is 3.25% owned and has a quota capital of 100 thousand euros. The company is also owned indirectly by Bulgari Hotels & Resorts B.V., which holds a 95% stake; the remaining 1.75% is held by Luxury Hotels International B.V., a Marriott Group company. Its business is the management of exclusive BVLGARI brand hotels, resorts and residences in Italy.

Opera SGR S.p.A.
based in Milan, is 12.5% owned and has a share capital of 1.1 million euros. Its business is the provision of professional collective fund management services through the promotion and management of mutual investment funds.

Indirectly held subsidiaries

Bulgari Global Operations S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 1 million Swiss francs. Its business is the development, production, promotion and marketing of BVLGARI products throughout the world. The company wholly owns Bulgari Collection Internationale S.A..

Bulgari Collection Internationale S.A.
based in Neuchatel, is wholly owned by Bulgari Global Operations S.A. and has a share capital of 3 million Swiss francs. The company is involved in the production of exclusive articles of high jewellery.

Bulgari Time (Switzerland) S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 1 million Swiss francs. The company is involved in the production of watches and accessories.

Bulgari Parfums S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 1 million Swiss francs. Its business is the production, distribution and marketing of BVLGARI perfumes throughout the world.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
based in Geneva, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 7.1 million Swiss francs. Its business is the production and distribution of watches under the names Daniel Roth and Gérald Genta.

LB Diamonds & Jewelry S.a.r.l.
based in Neuchatel, is 50% owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 1,250 thousand Swiss francs. The company was established in August 2004 as a joint venture with the Leviev Group. The remaining 50% of capital is owned by LLD DIAMONDS Ltd.. Its business is the production and marketing of diamonds to Bulgari Group companies.

Prestige d'Or S.A.
based in Saignelègier in Switzerland, is 51% owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 100 thousand Swiss francs. Its business is the production of precious metal and steel straps for high range watches.

Cadrans Design S.A.
based in La-Chaux-de-Fonds in Switzerland, is 50% owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 100 thousand Swiss francs. Its business is the production of mechanisms and components for watches.

Monraco S.A.
based in Geneva, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 200 thousand Swiss francs. It is a holding company and owner of 100% of the share capital of H. Finger AG.

H. Finger AG
based in Lengnau bei Biel in Switzerland, it is wholly owned by Monraco S.A. and has a share capital of 400 thousand Swiss francs. Its business is the production of components for watches.

Bulgari S.A.
based in Geneva, is wholly owned by Bulgari Holding Europe B.V. and has a share capital of 600 thousand Swiss francs. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Geneva, Zurich and St. Moritz.

Bulgari France S.A.
based in Paris, is wholly owned by Bulgari Holding Europe B.V. and has a share capital of 225 thousand euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Paris and Cannes. The company holds a 100% stake in Bulgari Montecarlo S.A.M..

Bulgari Montecarlo S.A.M.
based in Monaco (Montecarlo), is wholly owned by Bulgari France S.A. and has a share capital of 800 thousand euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Montecarlo.

Bulgari Belgium S.A.
based in Brussels, is wholly owned by Bulgari Holding Europe B.V. and has a share capital of 1 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Brussels.

Bulgari (Deutschland) GmbH
based in Munich, is wholly owned by Bulgari Holding Europe B.V. and has a share capital of 2.6 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Munich, Berlin, Düsseldorf, Frankfurt, Cologne, Hamburg and Sylt. The company holds a 100% stake in Bulgari Parfums Deutschland GmbH.

Bulgari Parfums Deutschland GmbH
based in Wiesbaden, is wholly owned by Bulgari (Deutschland) GmbH and has a share capital of 25 thousand euros. Its business is the distribution and marketing of BVLGARI brand perfumes in Germany and Europe.

Bulgari (Austria) GmbH
based in Vienna, is wholly owned by Bulgari Holding Europe B.V. and has a share capital of 35 thousand euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Vienna.

Bulgari Espana S.A. Unipersonal
based in Madrid, is wholly owned by Bulgari Holding Europe B.V. and has a share capital of 5.4 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Madrid, Barcelona, Seville, Marbella and Valencia.

Bulgari (UK) Ltd.
based in London, is wholly owned by Bulgari Holding Europe B.V. and has a share capital of 28.1 million pounds. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in London.

Bulgari Japan Ltd.
based in Tokyo, is 80% owned by Bulgari International Corporation (BIC) N.V and has a share capital of 400 million yen. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Tokyo, Osaka, Yokohama, Chiba, Fokuoka, Gotemba, Hiroshima, Kyioto, Kobe, Matsuyama, Nagoya, Sapporo, Sendai and Okayama. The remaining 20% of its share capital is held by the AOI and Itochu Groups.

Bulgari Australia Pty Ltd.
based in Sydney, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 8.2 million Australian dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Sydney and Melbourne.

Bulgari (Malaysia) Sdn Bhd
based in Kuala Lumpur, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 3.3 Malaysian ringitt. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Kuala Lumpur.

Bulgari Korea Ltd
based in Seoul, is 51% owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 4,500 million Korean won. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Seoul and Daegu. The remaining 49% of capital is owned by the Itochu Group. Bulgari International Corporation (BIC) N.V. acquired the remaining 49% of the company on 18 January 2007, taking its holding to 100%.

Bulgari South Asian Operations Pte Ltd.
based in Singapore, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 1 million Singapore dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Singapore and distribution to local concessionaires.

Bulgari Asia Pacific Ltd.
based in Hong Kong, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 1 million Hong Kong dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Hong Kong and its branch in Macao.

Bulgari (Taiwan) Ltd.
based in Taipei, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 260 million Taiwan dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Taipei, Kaohsiung, Taichung and Newport Beach.

Bulgari Holding (Thailand) Ltd.
based in Bangkok, is a sub-holding company wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of Bath 100,000. The company has a shareholding in Bulgari (Thailand) Ltd..

Bulgari Thailand Ltd.
based in Bangkok, is 99.5% owned by Bulgari Holding (Thailand) Ltd. and has a share capital of Bath 4,000,000. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Bangkok.

Bulgari Corporation of America Inc.
based in New York, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 24.3 million US dollars. Its business is retail sales through its exclusive American stores and the distribution in the United States and Latin America of jewellery, watches, perfumes and accessories through third party distributors who are BVLGARI trademark concessionaires. The retail business is currently rented to Bulgari Retail U.S.A. S.r.l..

Bulgari Saint Barth S.a.S.
based in Saint Bathelemy, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 700 thousand euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Saint Barth.

Bulgari Panama Inc.
based in Panama City, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 10 thousand US dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Panama City.

Opera Management S.A.
based in Luxembourg, is 11.45% owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 120 thousand euros. The company holds 100% of the class B1 shares of Opera Participations S.c.A and of Opera Participations 2 S.c.A..

Opera Participations S.c.A.
based in Luxembourg, is 11.75% owned by Bulgari International Corporation (BIC) N.V. as to class A.1 shares and 100% by Opera Management S.A. as to class B.1 shares, and has a share capital of 1.9 million euros. The

company's main activity is to invest in companies producing "Made in Italy" goods and services that are typical of the Italian lifestyle.

Opera Participations 2 S.c.A.
based in Luxembourg, is 22.19% owned by Bulgari International Corporation (BIC) N.V. as to class A.1 shares and 100% by Opera Management S.A. as to class B shares, and has a share capital of 31 thousand euros. The company's main activity will be to invest in companies producing "Made in Italy" goods and services that are typical of the Italian lifestyle.

Bulgari Operational Services A.p.S.
based in Copenhagen, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 500 thousand Danish Krone. Its corporate purpose is the purchase and rental of aircraft and the provision of ancillary services related to that activity. As noted earlier, this company is in liquidation.

Bulgari Reinsurance Company Ltd.
based in Dublin, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 635 thousand euros. It operates in the field of insurance and its business in particular is to reinsure for the Group on the market the risk of the theft of goods.

Bulgari Hotels and Resorts Japan Ltd.
based in Tokyo, is wholly owned by Bulgari International Corporation (BIC) N.V. and has a share capital of 37,500,000 yen.
Its business is managing exclusive BVLGARI brand restaurants in Japan.

Investments in Bulgari S.p.A. and its subsidiaries held by Directors

In compliance with article 79 of Consob Resolution no. 11971/99 and subsequent supplements the following table sets out the investments held by directors in Bulgari S.p.A. and its subsidiaries, as these are stated in the shareholders' register and on the basis of communications and other information received. None of the members of the Board of Statutory Auditors holds investments in Bulgari S.p.A. or its subsidiaries.

Investments of directors in Bulgari S.p.A. and its subsidiaries

First and last name	Company	Number of shares held at the end of the previous year	Number of shares purchased	Number of shares sold	Number of shares held at the end of the current year
Paolo Bulgari	Bulgari S.p.A.	70,540,000 (1)	–	–	70,540,000 (1)
Nicola Bulgari	Bulgari S.p.A.	70,569,000 (1)	–	–	70,569,000 (1)
Francesco Trapani	Bulgari S.p.A.	13,206,348 (2)	200,000	200,000	13,206,348 (2)

(1) Of which 70,490,000 are held through Unione Fiduciaria S.p.A. and form part of the voting block agreement.
(2) Held through Unione Fiduciaria S.p.A. and forming part of the voting block agreement.

Information relating to stock option plans

The information required pursuant to Consob Recommendation no. 11508 of 15 February 2000 about stock option plans that regard particular categories of employees and the Managing Director is provided in the respective part of the notes, to which reference should be made.

Powers granted to the Chairman and to the Managing Director

Powers of ordinary and extraordinary administration were granted to the Chairman and to the Managing Director by the Board of Directors of Bulgari S.p.A. on 29 April 2004 which may be exercised with separate and free signature in any sector of the Company's activities.
The following powers remain exclusively with the Board of Directors:

- for commitments exceeding 30 million euros for each individual operation the power to purchase and sell ordinary equity investments, to establish new companies or associations in Italy and abroad and to perform operations on the capital of new companies or of those already in existence;
- where the commitment exceeds 30 million euros for each individual operation the power to enter loan transactions and to issue sureties;
- the power to purchase goods and services where the commitment exceeds 2 million euros for each individual transaction;
- the power to buy or sell real estate, other than transactions regarding companies that are directly or indirectly subsidiaries;
- the power to acquire and dispose of trademarks, trade names and intellectual property rights and inventions belonging to the company, unless this regards temporary concessions.

Neither the Chairman nor Managing Director exercised any extraordinary powers of administration during 2007 and the Board did not assign them with any specific proxies in respect of operations on the capital of subsidiaries for amounts exceeding the powers already granted.

Information regarding the company's ownership structure (as per article 123-*bis* of the Consolidated Finance Law)

At 31 December 2007 the subscribed and paid-in share capital of Bulgari S.pA. amounted to 21,020,549.20 euros consisting of 300,293,560 shares each of par value 0.07 euros.
At the date of preparation of this report, shareholders with an investment exceeding 2% were as follows, on the basis of the notifications received pursuant to article 120 of the Consolidated Finance Law:

Unione fiduciaria S.p.A.	51.35%
of which:	
– Paolo Bulgari	*23.47%*
– Nicola Bulgari	*23.47%*
– Francesco Trapani	*4.40%*
Scudder kemper investments Inc.	2.71%
Caisse des depots et consignations	2.23%
Harris associates Lp	2.10%
Oppenheimerfunds Inc.	2.10%

The shareholders Paolo Bulgari, Nicola Bulgari and Francesco Trapani have a voting block agreement which has been duly communicated in detail in its original text and after subsequent amendments, within the term required, to Consob, as well as in the prevailing text by lodging and filing with the Rome Registrar of Companies on 27 July 1998 pursuant to the combined provision of articles 122 and 207 of Legislative Decree no. 58 of 24 February 1998 and subsequent provisions on the subject. Under this voting block agreement a total of 154,186,348 ordinary shares, equivalent to 51.35% of share capital (of which 70,490,000 regard Paolo Bulgari, 70,490,000 regard Nicola Bulgari and 13,206,348 regard Francesco Trapani), are at the present date registered in the name of Unione Fiduciaria S.p.A. in accordance with instructions given by the parties to the agreement, including those for the purpose of exercising the rights pertaining to the shares.

On 24 April 2007 shareholders in general meeting authorised the Chairman of the Board of Directors and the Managing Director, severally, to arrange for the purchase of treasury shares within 18 months of the date on which shareholders adopted their resolution, in a number not to exceed 25,700,000 and at a unit purchase price in the range between a minimum of 5 euros and a maximum of 18 euros per share and in any event within the limit of the distributable profits and available reserves stated in the most recent approved financial statements. The purchase must take place on the stock market pursuant to article 132 of Consolidated Law no. 58/1998 and by the means and at the times envisaged by article 4.1.2 of the Regulations of the Markets Organised and Managed by Borsa Italiana S.p.A..
At 31 December 2007 Bulgari S.p.A. held 800,000 treasury shares.
The company signed an agreement in 2007 with the Managing Director designed to regulate the assignment to him of an extraordinary bonus or indemnity if he is removed from office or if his powers are removed without just cause, which would be payable in a gross amount determined by multiplying by 28 the monthly average of the compensation paid to the Managing Director in the 24 months period preceding the date on which he is removed from office or his powers are removed.

Information regarding the Security Policy Document

As required by prevailing legislation the parent company has adopted a Security Policy Document as a requisite of the new Consolidated Law on Privacy. This Document contains a list of the various ways in which personal data is processed by Bulgari S.p.A. and the other Italian Group companies, the manner in which the duties and responsibilities within the structure for processing data are distributed, an analysis of the risks incumbent in the data, a description of the criteria and methods that would be used to recover the data in the event of destruction or damage and the measures to be taken to ensure the integrity and availability of the data, as well as to protect the areas and locations used for its storage and accessibility.

Procedures for the management of risk and hedging operations (derivative instruments)

Bulgari S.p.A. is exposed to the risk of fluctuations in interest rates and foreign exchange rates when carrying out its activities. In order to minimise those risks the company generally enters into agreements to acquire derivative instruments to hedge specific operations, availing itself of the instruments offered by the market.
More specifically forward contracts are generally used to reduce the risk of changes in foreign currency receivables, payables and forecast cash flows to be generated by expected transactions.
Interest rate swaps are mostly used in order to minimise any risk connected with fluctuations in interest rates.
Bulgari S.p.A. does not enter speculative arrangements in managing its finances and its treasury, and adopts specific internal procedures which require the principle of prudence to be respected.
In particular, the company entered forward contract agreements in 2007 for the purpose of hedging the risk of fluctuations in the foreign exchange rates with the currencies in which royalties are billed.
The currencies for which these operations were effected were principally the Swiss franc and the Japanese yen. Receivables in US dollars were used to hedge the company's own requirements and those of other Group companies through the use of foreign exchange swaps to hedge the timing differences in cash flows.

Law no. 262/2005 (Savings Law)

In regard to the measures provided by Law no. 262/2005, the company's Board of Directors meeting on 7 March 2007 adopted a resolution proposing amendments to certain articles of the company's bylaws needed for compliance with the recent legislative measures introduced by the Savings Law, as amended by Decree no.

303/2006. On 24 April 2007 the shareholders of Bulgari S.p.A. in extraordinary session adopted a resolution approving the amendments to the bylaws.
The steps needed to ensure that the Managing Director and the Manager-in-charge make the required representation that internal controls relating to the proper keeping of accounting records have been set up and implemented and function effectively have been carried out.

Organisation, management and control model, pursuant to Legislative Decree no. 231/2001

To comply with the requirements of Legislative Decree no. 231/2001 *"The governance of the administrative responsibilities of corporate persons, corporations and non-corporate associations"*, which introduced into the Italian legislative code a regime of administrative responsibility by companies for offences committed by directors, managers or employees in the interest or to the advantage of the company itself, the company adopted an organisation, management and control model in 2005 as recommended by that legislation.
In addition a collegiate Supervising Body was appointed, having the powers to initiate action and perform controls, consisting of three members: two outside members expert in legal matters (Prof. Avv. Bruno Assumma as Chairman and Avv. Cristiano Fava) and the head of the Internal Control function (Dott.ssa Lucilla Marchetti).
This Body attends to the updating of the model in respect of any changes in the applicable regulations and/or business conditions, oversees the implementation of and compliance with the model and promotes the model throughout the company. The purpose of these activities is to ensure a continuous verification of the effectiveness and appropriateness of the model.
The model was also approved on the basis of the guidelines drawn up on the subject by business associations and with the assistance of external consultants.
In 2007 the Supervisory Body updated the model on the basis of organisational changes and the amendments to laws and regulations introduced by Law no. 123/2007 ("Manslaughter and serious or grievous injury, committed in breach of laws and regulations regarding the prevention of accidents and the protection of health and safety at work") and by Legislative Decree no. 231/2007, which extends the regulations to money-laundering offences.
The Supervisory Body met 4 times in 2007 and reported on its work to the Board of Directors and the Internal Control Committee.

Significant events of the year

Shareholders meeting in ordinary and extraordinary general meetings on 24 April 2007 approved in ordinary session the financial statements for the year ended 31 December 2006, which closed with net income of 79.9 million euros, and the distribution of a dividend of 0.29 euros per share, amounting in total to 86.9 million euros, using for the difference retained earnings.
In their ordinary meeting shareholders also adopted a resolution to reappoint the Board of Directors whose term ended on the approval of the 2006 financial statements, confirming that the Board should consist of seven members and appointing the following persons to the Board for the three year period which will expire with the approval of the financial statements for the year ended 31 December 2009:

- Bulgari Nicola;
- Bulgari Paolo;
- Costamagna Claudio;
- Figarolo di Groppelo Giulio;
- Sposito Claudio;
- Trapani Francesco;
- Varvaro Vito (resigned on 15 January 2008).

Paolo Cuccia was co-opted onto the Board as a non-executive independent director until the shareholders' meeting approving the financial statements for the year ended 31 December 2007.
Shareholders in ordinary meeting additionally adopted a resolution authorising the purchase and sale of treasury shares, including through put and call option financial instruments, in an amount not to exceed a total of 25,700,000 shares, equal to 8% of the company's share capital, at a price in the range between a minimum of 5 euros per share and a maximum of 18 euros per share, pursuant to article 132 of Consolidated Law no. 58 of 20 February 1998, and by the means and at the times envisaged by the Regulations for Markets Organised and Managed by Borsa Italiana S.p.A..
Finally shareholders in ordinary meeting adopted a resolution pursuant to Consob Communication no. DAC RM 96003558 to renew the appointment of KPMG S.p.A. as auditors, following the original resolution of 24 November 2003, extending their engagement to the financial years 2009, 2010 and 2011.

In their extraordinary meeting shareholders approved the amendments to certain articles of the company's bylaws in order to bring them into line with prevailing legislation, as proposed by the Board of Directors. On 7 March 2007 the Board had adopted a proposal to amend certain of the articles of the bylaws to align them with recent changes introduced by the Savings Law as amended by Decree no. 303/2006. The main changes regard the introduction into the bylaws of the means by which the Manager-in-charge of preparing corporate accounting documents is appointed and the professional prerequisites for this position, pursuant to article 154-bis of Consolidated Law no. 58/1998. At their next meeting on 13 September 2007 the Board of Directors adopted a resolution identifying the Head of the Administrative, Finance and Control function as the Manager-in-charge of preparing corporate accounting documents.

At the above-mentioned meeting of 24 April 2007 shareholders additionally adopted resolutions relating to the final date for subscribing to increases in share capital regarding the stock option plan reserved for certain categories of employee, previously approved by them in extraordinary meetings on 10 April 1996 and 29 April 2003, extending both of the original dates to 31 December 2018. Finally shareholders approved the extension to 31 December 2018 of the final date for subscribing to increases in share capital relating to the stock option plan reserved for the Managing Director, which had been determined by shareholders in extraordinary meetings on 30 April 1998, 29 April 2002 and 28 April 2005.

Options relating to a total of 719,500 shares were exercised during 2007 relating to the stock option plans previously approved by shareholders in general meeting, with a consequent increase in share capital of approximately 51 thousand euros; the rights enjoyed by these shares have effect from 1 January 2007.
As a result share capital on 31 December 2007 consisted of 300,293,560 shares each of par value 0.07 euros, amounting in total to approximately 21 million euros.

Under the powers delegated to it by shareholders the company purchased a total of 1,671,300 treasury shares during the year and sold 871,300 shares.
At the end of the year the company held 800,000 treasury shares at an average unit value of 10.05 euros.

Capital transactions in subsidiaries and associates
In addition to the matters reported in the paragraph relating to equity investments it is also noted that the holding in the associate Opera SGR S.p.A. was reduced from 50% to 12.5% during the year, with a resulting decrease in the investment from 500 thousand euros to 138 thousand euros.

As discussed in the Report of the Directors on Operations the liquidation of Bulgari Luxembourg S.A.. was formally completed in December.

Events subsequent to 31 December 2007

The capital payment of 3 million euros to Bulgari Accessori S.r.l. which had been subscribed in December 2007 was made in January.
Bulgari Ireland Ltd. was incorporated on 28 February 2008. This company will manage the supply chain and integrated logistics of the Group. Bulgari Ireland Ltd. is fully owned by Bulgari S.p.A..
On 29 February 2008 the company's Board of Directors approved a decision to submit to shareholders in an extraordinary meeting — which will be held at the same time as the meeting called in ordinary session to approve the 2007 financial statements — a proposal to carry out a divisible increase in share capital through the issue of 1,800,000 ordinary shares each of par value 0.07 euros, reserved pursuant to paragraph 5 of article 2441 of the Italian civil code to the Managing Director, Francesco Trapani.
There are no other significant subsequent events.

Outlook for operations for the parent company

The latest forecasts published by the International Monetary Fund for 2008 indicate that there will be a more modest level of growth in the year than in 2007 for those countries traditionally driven by the world economy, such as the United States and Japan, the latter of which is an important country for the Group in terms of its commercial interests.
Taken overall the emerging countries and those in the East in particular will be the power house of the world economy, thanks to an increase of 6.7% in GDP in 2008; the Chinese economy will most likely grow by around 10%, which despite being lower than the 11.4% recorded in 2007 still represents an extraordinary figure when compared to the rates to be found in America and Europe.
The GDP of the countries in the eurozone is forecast at less than 2%, with Italy (+0.7%) still below the EU average. A scenario such as this could affect the sales performance of the brand licensee companies and as a consequence the royalties received by Bulgari S.p.A.. Despite this the sales forecasts of these licensees are indicating an increase in turnover and as a result if this is achieved our royalties should exceed those of 2007.
To sum up, with these expectations for dividend income we are in a position to forecast a positive economic result also for 2008.

Proposal for the allocation of net income

Shareholders,

the Board of Directors submits for your evaluation the annual financial statements for 2007, audited by KPMG S.p.A., together with the consolidated financial statements of the Group for 2007, also audited by KPMG S.p.A., and the related proposal for the allocation of net income for the year of 51,425,355 euros.

The Board proposes to distribute a dividend of 0.32 euros per share for 2007 by distributing net income in full and by using retained earnings and a part of available reserves for the remainder.

Payment of this dividend may be arranged from 22 May 2008 in accordance with the provisions of the Regulations for the markets organised and managed by Borsa Italiana S.p.A. by detaching coupon no. 14 on 19 May 2008.

Bulgari S.p.A.
Chairman of the Board of Directors
Paolo Bulgari

Bulgari S.p.A.

Financial statements at 31 December 2007
and 31 December 2006

Bulgari S.p.A.

Income Statement
at 31 December 2007 and 31 December 2006
(amounts in unit of euros)

	Note	31/12/2007	Of which versus related parties	31/12/2006	Of which versus related parties
Royalties	(1)	82,246,772	68,491,698	70,392,236	58,296,089
Revenues for supply of services	(2)	3,836,797	3,836,797	2,990,335	2,990,335
Total royalties and supply of services revenues		**86,083,569**		**73,382,571**	
Other revenues	(3)	7,708,613	6,552,333	7,716,102	7,165,476
Total revenues		**93,792,182**		**81,098,673**	
Personnel costs	(4)	29,455,431	308,439	25,006,711	89,226
Services costs	(5)	25,507,555	2,049,720	20,329,426	464,786
Advertising and promotion expenses	(6)	21,402,067	11,185,093	24,379,963	14,909,827
Amortisation, depreciation, write-down and other accruals	(7)	8,364,888		6,656,927	
Other operating costs	(8)	3,051,379		1,676,046	
Total costs of production		**87,781,320**		**78,049,073**	
Operating profit		**6,010,862**		**3,049,600**	
Dividends		52,831,717	52,831,717	91,893,106	91,893,106
Other financial income		4,935,612	3,920,198	3,616,914	3,462,341
Financial charges and interests		(5,329,597)	1,715,856	(2,093,337)	336,438
Foreign exchange gains (losses)		(247,222)		109,694	
Total financial gains (losses)	(9)	**52,190,510**		**93,526,377**	
Revaluation (impairment) of financial activities	(10)	–		(874,137)	
Other non-operating income	(11)	1,264		1,373	
Net result before taxation		**58,202,636**		**95,703,213**	
Current and deferred taxation	(12)	6,777,281		15,849,689	
NET RESULT OF THE YEAR		**51,425,355**		**79,853,524**	

Bulgari S.p.A.

Balance Sheet
at 31 December 2007 and 31 December 2006
(amounts in unit of euros)

ASSETS	Note	31/12/2007	Of which versus related parties	31/12/2006	Of which versus related parties
Property, plant and equipment	(13)	4,255,448		4,434,406	
Intangible assets	(14)	29,746,161		21,949,901	
– *Investments*		*211,781,860*	*211,644,360*	*191,251,442*	*191,251,442*
– *Other non-current financial assets*		*45,881*		*20,515*	
Total financial investments	(15)	211,827,741		191,271,957	
Deferred tax assets	(16)	818,259		243,257	
Other non-current assets	(17)	7,097,169		5,898,690	
Non-current financial receivables	(18)	2,354,552		2,208,578	
Non-current assets		**256,099,330**		**226,006,789**	
Non-current assets held for sale		–		–	
Inventory	(19)	9,508,953		8,412,485	
Trade receivables	(20)	53,879,933	48,686,285	51,051,033	45,762,894
– *Financial receivables*		*75,252,826*	*71,561,826*	*65,393,797*	*65,393,797*
– *Other financial assets*		–		–	
Total financial assets	(21)	75,252,826		65,393,797	
– *Tax receivables*		*14,981,437*		*8,159,069*	
– *Other current assets*		*18,757,178*	*16,246,278*	*17,996,198*	*16,657,724*
Total other current assets	(22)	33,738,615		26,155,267	
Cash and cash equivalents	(23)	479,417		3,626,933	
Current assets		**172,859,744**		**154,639,515**	
TOTAL ASSETS		**428,959,074**		**380,646,304**	

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	31/12/2007	Of which versus related parties	31/12/2006	Of which versus related parties
Shareholders' equity	(24)				
Share capital		20,964,549		20,970,184	
Reserves		137,151,922		137,695,570	
Retained earnings (losses)		9,997,780		17,020,733	
Net income (loss) for the year		51,425,355		79,853,524	
Total shareholders' equity		**219,539,606**		**255,540,011**	
Employees' benefit plans	(4)	5,417,987		4,010,847	
Provisions for risks and charges	(25)	1,071,188		968,112	
Deferred tax liabilities	(16)	5,260,430		4,164,568	
Other non-current liabilities		–		-	
Non-current financial payables to banks		–		-	
Other non-current financial payables		–		–	
Non-current liabilities		**11,749,605**		**9,143,527**	
Non-current liabilities held for sale		–		–	
Trade payables	(26)	30,435,952	14,867,404	28,749,882	15,803,729
Current financial payables	(27)	144,196,103	54,679,605	68,736,106	66,645,361
– *Advances*		*2,396*		*114*	
– *Current tax payables*		*52,421*		*277,976*	
– *Other current liabilities*		*22,982,991*	*12,866,431*	*18,198,688*	*10,513,988*
Other current liabilities	(28)	23,037,808		18,476,778	
Current liabilities		**197,669,863**		**115,962,766**	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**428,959,074**		**380,646,304**	

Bulgari S.p.A.

Cash Flow Statement
for the years ended 31 December 2007 and 31 December 2006
(amounts in unit of euros)

	2007	Of which versus related parties	2006	Of which versus related parties
Cash flows from operating activities				
Net income for the year	51,425,355		79,853,524	
Depreciation, amortisation and impairment of fixed assets	8,043,741		7,162,439	
Cash flows from operating activities	**59,469,096**		**87,015,963**	
(Increase) Decrease in trade receivables in working capital	(2,828,899)	(2,923,391)	(13,293,134)	(11,910,780)
(Increase) Decrease in other receivables in working capital	(7,615,544)	411,446	(772,061)	(6,474,175)
(Increase) Decrease in inventory	(1,096,468)		(2,832,085)	
Increase (Decrease) in trade payables	1,686,070		3,008,191	4,802,420
Increase (Decrease) in other payables	4,561,030	2,352,443	(4,219,721)	(5,536,948)
Cash flows from changes in net working capital	**(5,293,811)**		**(18,108,810)**	
Other medium/long-term assets (including other non-current financial assets)	(1,798,847)		5,777,635	
Other medium/long-term liabilities	2,638,275		2,454,520	
(a) Cash flows from operating activities	**55,014,713**		**77,139,308**	
Cash flows from investing activities				
Purchase of property, plant and equipment (net of disposals)	(1,370,830)		(1,418,696)	
Purchase of intangible assets	(14,290,214)		(10,737,494)	
Purchase of financial fixed assets (excluding other non-current financial assets)	(20,530,418)	(20,392,918)	(70,011,511)	(70,011,511)
Other changes	–		–	
(b) Cash flows from investing activities	**(36,191,462)**		**(82,167,701)**	
Cash flows from financing activities				
Change in shareholders' equity for increase in share capital	(5,635)		4,111,539	
Dividends paid	(86,876,477)		(74,528,550)	
Other changes	(543,648)		12,582,523	
(c) Total changes in shareholders' equity	**(87,425,760)**		**(57,834,488)**	
Change in medium/long-term financial payables	–		–	
Change in medium/long-term financial receivables	(145,974)		(450,325)	(450,325)
(d) Total change in medium/long-term financial assets	**(145,974)**		**(450,325)**	
(e) Cash flows from financing activities	**(87,571,734)**		**(58,284,813)**	
(f) Difference in short-term net cash (debt) (a + b + e)	**(68,748,482)**		**(63,313,206)**	

	2007	Of which versus related parties	2006	Of which versus related parties
Cash (debt) at beginning of year (*)	**2,493,202**		**65,356,083**	
Change in short-term debt (f)	(68,748,482)		(63,313,206)	
Change in long-term debt (e)	145,974		450,325	
Cash (debt) at end of year (*)	**(66,109,307)**		**2,493,202**	
of which:				
– liquid funds	479,417		3,626,933	
– current financial payables	(144,196,103)		(68,736,106)	
– current financial assets	75,252,826		65,393,797	
– non-current financial payables	–		–	
– non-current financial receivables	2,354,552		2,208,578	

(*) *Including medium/long-term cash (debt).*

Bulgari S.p.A.

Statement of changes in shareholders' equity years ended 31 December 2006 and 31 December 2007
(amounts in thousands of euros)

	Share capital	Share premium reserve	Legal reserve	Treasury shares sales gain reserve
At 31 December 2005	**16.859**	**114.496**	**5.762**	**0**
Allocation of 2005 net income:				
– Distribution of dividends	–	–	–	–
– Retained earnings	–	–	–	–
Sale of treasury shares (stock)	4.009	–	–	1.808
Capital increase due to exercise of stock options	102	9.162	–	–
Stock options reserve	–	–	–	–
Net income	–	–	–	–
At 31 December 2006	**20.970**	**123.658**	**5.762**	**1.808**
Allocation of 2006 net income:				
– Distribution of dividends	–	–	–	–
– Retained earnings	–	–	–	–
Sale of treasury shares	61	8.784	–	576
Purchase of treasury shares	(117)	(16.763)	–	–
Capital increase due to exercise of stock options	51	4.935	–	–
Stock options reserve	–	–	–	–
Net income	–	–	–	–
At 31 December 2007	**20.965**	**120.614**	**5.762**	**2.384**

Stock option reserve	Extraordinary reserve	Taxed reserve	Gain on contribution reserve	Retained earnings	Net income	Total
2.749	**28**	**145**	**1.933**	**32.448**	**59.102**	**233.522**
–	–	–	–	(14.417)	(60.112)	(74.529)
–	–	–	–	(1.010)	1.010	–
–	–	–	–	–	–	5.817
–	–	–	–	–	–	9.264
1.612	–	–	–	–	–	1.612
–	–	–	–	–	79.854	79.854
4.361	**28**	**145**	**1.933**	**17.021**	**79.854**	**255.540**
–	–	–	–	(7.023)	(79.854)	(86.877)
–	–	–	–	–	–	–
–	–	–	–	–	–	9.421
–	–	–	–	–	–	(16.880)
–	–	–	–	–	–	4.986
1.925	–	–	–	–	–	1.925
–	–	–	–	–	51.425	51.425
6.286	**28**	**145**	**1.933**	**9.998**	**51.425**	**219.540**

Bulgari S.p.A.

Notes to the financial statements
at 31 December 2007

Bulgari S.p.A.

Financial statements at 31 December 2007

Accounting principles and policies

Corporate information

Bulgari S.p.A. (the "company") is an entity organised under the Italian legislative code and is the Parent Company that holds directly or indirectly through subholding companies investments in the capital of companies heading the sectors in which the Bulgari Group operates.
The company has its registered office in Italy and is domiciled in Via Lungotevere Marzi 11, Rome.
Bulgari S.p.A. has in addition prepared the consolidated financial statements of the Bulgari Group at 31 December 2007 in its capacity as parent company.
These consolidated financial statements were authorised for publication by the Board of Directors on 11 March 2008.

Statement of compliance

Bulgari S.p.A. has prepared its separate financial statements (also referred to in the following as its annual financial statements) at 31 December 2007 in accordance with international accounting standards (International Accounting Standards - IAS or International Financial Reporting Standards - IFRS) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), as adopted by the European Commission (also referred to overall in the following as "IFRS"), and the provisions issued implementing article 9 of Legislative Decree no. 38/2005.

Basis of presentation

The financial statements at 31 December 2007 consist of the balance sheet, the income statement, the cash flow statement, the statement of changes in shareholders' equity and these notes. The financial statements are accompanied by the Report of the Directors on Operations, prepared in accordance with article 2428 of the Italian civil code.
Current and non-current assets and liabilities are presented separately in the balance sheet as this classification is used for internal reporting and corresponds to the way in which the business is managed. Costs are presented in the income statement based on their nature, which differs from the classification used in the consolidated income statement where they are presented on the basis of their function.
No income or expense in 2007 arose from events or facts which were or a non-recurring nature. The cash flow statement is presenting using the indirect method.
The financial statements have been prepared on a cost basis, adjusted as required for the measurement of certain financial instruments, and are presented in euros. The amounts stated in the financial statements themselves are expressed in single euros, while those stated in the notes are expressed in thousands of euros unless otherwise stated. Additional columns have been included in the balance sheet, income statement and cash flow statement to show related party transactions and balances as per Consob Resolution no. 15519 of 27 July 2006.
By related parties are meant all the directly and indirectly held subsidiaries of Bulgari S.p.A..
No abnormal or unusual transactions took place during the year as these are defined by Consob in its Communication of 28 July 2006.
Changes have been made to the classification of certain items in the financial statements at 31 December 2006 compared to those approved by shareholders in ordinary general meeting on 24 April 2007, in order to achieve a more meaningful presentation. These changes are not significant and are discussed in these notes.

Foreign currency

Revenues, costs, assets and liabilities included in the financial statements are expressed in euros, which is the functional currency of Bulgari S.p.A.. All transactions denominated in a currency different from the functional currency are recorded at the exchange rate at the date of the transaction. Assets and liabilities denominated in a currency different from the functional currency are subsequently translated using the exchange rate at the balance sheet date of the period presented, with any exchange differences arising being recognised in the income statement. Any net gains are accrued in a non-distributable reserve established for the purpose until such gains are realised.
Assets and liabilities expressed in foreign currency and stated at cost are translated at the exchange rate at the date of the initial recognition of the transaction.
Receivables and payables in foreign currency that are specifically hedged against currency risk are measured by using the exchange rate defined through the hedging arrangement.

Business combinations

All business combinations are accounted for by applying the purchase method. Under the purchase method the cost of acquisition is the fair value at the date of exchange of the assets given and the liabilities incurred or assumed plus any costs directly attributable to the acquisition. The cost of a business combination is then allocated to the acquiree's identifiable assets acquired and liabilities and contingent liabilities assumed at their fair values. The excess of the cost of the acquisition over the company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill. If the net fair value exceeds the cost of the acquisition the excess is recognised immediately in the income statement.

Property, plant and equipment

(iv) Owned assets
Property, plant and equipment are stated at cost, including any directly attributable incidental expenses.
They are included as assets only in the case it is probable that future economic benefits will result from their use and that cost may be reliably determined.
Cost includes:

c) purchase price (including any import duties and non-refundable purchase taxes), after deducting trade discounts and rebates;
d) any costs incurred directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Costs incurred subsequent to purchase are recognised as an increase in the accounting value of the component to which they relate, if future benefits resulting from the cost incurred for the replacement of a component of a building or plant and machinery are probable and if the cost can be reliably estimated. All other costs are recognised in the income statement for the period in which they are incurred.
If significant components of buildings, plant or machinery have different useful lives, these are accounted for separately by applying the cost method described above.

(v) Depreciation
Subsequent to its initial recognition, owned property, plant and equipment is stated net of depreciation and any impairment losses are determined under the method described in the following. Depreciation commences when property, plant or machinery becomes available for use and ceases when an asset is sold or when it is no longer expected to generate future benefits; it is calculated systematically on a straight line basis over the estimated useful lives of assets.

The estimated useful lives of assets are reviewed at least on an annual basis.

The following table sets out the main useful lives of assets:

Asset category	Useful life (years)
Plant and machinery	3-4
Industrial and commercial equipment	6-7
Office furniture and fixtures	8
Fittings	6-7
Electronic office machines	5
Motor vehicles	4

Improvements made to leased properties are stated at cost and depreciated over a period equal to the lower of the lease term and their estimated useful lives.

Intangible assets

(iv) Other intangible assets
Intangible assets are recognised as such only if it is probable that future economic benefits associated with the asset will flow to the entity and if the cost of an asset can be measured reliably, and are stated at cost, including any directly attributable incidental expenses.

Research expenditure is recognised as an expense in the income statement when it is incurred. Development costs are capitalised as assets only if it can be demonstrated that they are capable of producing future economic benefits.

Subsequent costs incurred for intangible assets are capitalised as part of the asset to which they relate when future benefits are probable and if the cost can be reliably estimated. All other subsequent costs are recognised in the income statement when incurred.

(v) Amortisation
Subsequent to their initial recognition, assets with a finite useful life are stated net of accumulated amortisation and any impairment losses are determined in the manner described below. Amortisation of an asset begins when it is available for use and ceases when it is sold or if it is not expected to produce future economic benefits, and is allocated systematically on a straight-line basis over its estimated useful life which is reviewed on an annual basis.

Intangible assets with an indefinite useful life are not amortised but are stated net of any impairment losses determined in the manner described below.

The following table sets out the main useful lives of assets:

Asset category	Useful life (years)
Development costs	max. 5
Industrial patents and intellectual property rights	3-7
Concessions, trade marks and licences	max. 5
Assets in progress	–
Fees for taking over the lease of premises and other	contract term

Impairment

At the end of each period presented, property, plant and equipment, intangible assets and investments in subsidiaries are reviewed to assess whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is determined.
The recoverable amount of intangible assets having an indefinite useful life, if present, is in any case determined at least once a year.
The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use.
In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the company could obtain from the sale of the asset.

Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks of the related activities. If an asset does not generate cash flows that are largely independent, its recoverable amount is determined in relation to the cash generating unit to which it belongs.

An impairment loss for an asset is recognised in the income statement if its carrying amount, or that of the cash generating unit to which it allocated, is higher than its recoverable amount. The impairment losses of a cash generating unit are firstly allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on the basis of their carrying amounts.

Impairment losses are reversed such that the increased carrying amount of the asset does not exceed the amount that would have been determined had no impairment loss been recognised if the reasons which led to the loss no longer exist or if there have been changes in the estimates made to determine the recoverable amount.

Financial instruments

(v) Investments in subsidiaries
Subsidiaries are all those companies for which the company is in a position to determine, either directly or indirectly, the financial and operating policies for the purpose of obtaining the benefits resulting from its activities. In assessing whether control exists, potential voting rights that are currently exercisable or convertible are also taken into consideration.
Investments in subsidiaries are measured at cost less any reduction for impairment.
The excess of the cost of the acquisition over the company's interest in the fair value of the investee's net assets is therefore included in the carrying amount of the investment.
Investments in subsidiaries are subject to an annual impairment test; this is carried out more frequently if necessary. When there is evidence that these investments are impaired the investment is written down by the impairment loss which is recognised in income. If the company's share of the investee's losses exceeds the carrying amount of the investment, the investment is reduced to zero and the company's share of any additional losses is recognised as a provision. If, subsequently, the impairment no longer exists or is reduced, the investment is reinstated up to cost, with the reinstatement being recognised in income.

(vi) Other financial assets
Financial assets for which there is the intention and ability to hold to maturity are recognised at cost (represented by the fair value of the initial consideration given) to which are added transaction costs (such as

commissions and advisors' fees). Measurement subsequent to initial recognition is at amortised cost using the effective interest method.

Trade receivables are stated at amortised cost net of any impairment losses. Impairment losses are determined on the basis of the present value of expected future cash flows, using a discount rate based on the original effective interest rate.
Trade receivables whose due date is based on normal commercial terms are not discounted.
Cash and bank balances consist of those balances which are payable on demand or within a very short period and which may be withdrawn without incurring costs.

(vii) Other financial liabilities
Other financial liabilities, including trade payables, are stated at amortised cost using the original effective interest method.

(iv) Treasury shares
Treasury shares are stated at cost and presented as a reduction of shareholders' equity. Any gains or losses resulting from subsequent sale are recognised directly in equity.

Inventories

Inventory is stated at the lower of the cost of acquisition or production and estimated net realisable value, less the estimated costs of completion and the estimated costs necessary to make the sale.

Finished product stocks, consisting of single items, are stated on a specific cost basis.

In order to estimate net realisable value the value of obsolete and slow-moving goods is written down on the basis of an estimation of their future use or realisation by creating a specific adjustment provision to reduce the value of the inventories.

Provision for risks and charges

Provisions for risks and charges are recognised when there is a present obligation (legal or constructive) as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made from the available evidence.

Where the effect of the time value of money is material and the payment dates of the obligations can be reliably estimated, the amount of provisions is determined by discounting the estimated future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and, where applicable, the risks specific to the liability.
Changes in estimate are recognised in the income statement of the period in which they occur.

Employee benefits

Short-term employee benefits such as wages, salaries and social security contributions, compensated absences and annual leave, where the absences are expected to occur within twelve months after the balance

sheet date, and all other benefits in kind are recognised in the period in which the service is rendered by the employee.
Benefits guaranteed to employees which are payable on or after the completion of employment through defined benefit plans or defined contribution plans are recognised in the period in which the right matures.
Liabilities relating to defined benefit plans, net of any plan assets, are recognised on the basis of actuarial assumptions using the projected unit credit method and on an accrual basis consistent with the service provided to obtain such benefits; the determination of these liabilities is made by independent actuaries.
Any actuarial gains or losses resulting from changes in actuarial assumptions or changes in the conditions of a plan are recognised in the income statement if, and to the extent that, the unrecognised net amount at the end of the previous reporting period exceeds the greater of 10% of the obligation relating to the plan and 10% of the fair value of any plan assets at that date (the so-called corridor method).
On first-time application of IFRS, the company elected to recognise all cumulative actuarial gains and losses at 1 January 2006, despite opting for the corridor method for subsequent actuarial gains and losses.
Costs for defined contribution plans are recognised in the income statement as incurred.

The following changes have taken place with respect to the accounting treatment of the employees' leaving entitlement (the TFR) following the amendments introduced by Law no. 296 of 27 December 2006 and subsequent implementing decrees and regulations issued in the first few months of 2007 (the "Pension Reform"):

- the TFR accrued to 31 December 2006 continues to be considered as a defined benefit plan. Given the changes introduced by the reform, the component relating to expected future salary increases is excluded from the calculation to discount the liability from 1 January 2007. The difference between the TFR liability at 31 December 2006 determined under the revised assumptions introduced by the Pension Reform and the carrying amount of the liability in the balance sheet at that date is recognised in full as personnel costs in the income statement in accordance with the requirements of paragraph 109 of IAS 19;
- the TFR accruing from 1 January 2007 is considered to be a defined contribution plan and accordingly the contributions accruing during the year are recognised in full as a cost in the income statement and presented as a payable in the item "Employee benefit plans", after deducting any contributions already paid over.

The result is therefore that the TFR liability has been recalculated, with the consequent non-recurring income (arising from a curtailment) being recognised as a reduction in personnel costs for 2007, in accordance with the accounting treatment recommended by the competent accounting bodies.

Revenues and costs

Revenues from sales and services are recognised to the extent that it is probable that the respective economic benefits will flow to the company and when it is possible to measure the fair value of the consideration reliably.

In particular revenues from sales and services are recognised when all the significant risks and rewards of ownership have been transferred to the buyer and when the services have been rendered.

Financial income and expense are recognised on an accrual basis recognising the interest matured on the net value of the respective assets and liabilities using the effective interest rate.

Dividends are recognised when the shareholders have the right to receive payment and namely at the time that shareholders in general meeting resolve the distribution.

Taxation

Current income taxes are determined on the basis of a realistic estimate of the tax charge for the period of every company included within the scope of consolidation, in compliance with tax rates and tax laws that are in force or substantively in force in each country at the balance sheet date.

The expected liability is recognised in the balance sheet under the item "Provisions", offset by any advance payments made, or under the item "Other current tax receivables" if an asset results from the offsetting process.
Deferred tax assets and liabilities are determined from the temporary differences between the book value of assets and liabilities as stated in the consolidated balance sheet and their corresponding tax values, taking into account the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on those rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised; the recoverability of deferred tax assets in this manner is reviewed at each balance sheet date.
Deferred tax liabilities are always recognised. In particular, deferred tax liabilities are recognised on undistributed profits at the balance sheet date in the event that such profits will be taxed on distribution.
Taxation that could arise on the transfer of the undistributed profits of subsidiaries is only recognised if there is the real intention to transfer such profits in the foreseeable future.
Taxation not connected with income is included as operating costs.
Current and deferred tax assets and liabilities are offset when income taxes are levied by the same taxation authority and when there is a legally enforceable right of set off.

Tax consolidation

Pursuant to the provisions of Legislative Decree no. 344 of 12 December 2003, which introduced the group taxation rules known as the "Tax Consolidation", Bulgari S.p.A. concluded agreements with its subsidiaries Bulgari Italia S.p.A., Bulgari Gioielli S.p.A., Bulgari Parfums Italia S.p.A., Bulgari Retail USA S.r.l., Crova S.p.A. and Bulgari Accessori S.r.l. regarding the joint exercise of the option to use "National Consolidation" tax rules for the three year period 2007-2009, in which all mutual obligations and responsibilities are defined (the so-called "Regulations").
As a consequence, the company's financial statements reflect the new items resulting from this change, with amounts relating to current taxes and, potentially, deferred corporate income tax (IRES), arising from subsidiaries being included in "Other current assets" or "Other current liabilities", and the results of the tax consolidation in "Current tax receivables" or "Current tax payables", which therefore represent the tax position vis-à-vis the tax authorities of all the companies that participate in this consolidation.
There is no change in the presentation of current or deferred IRAP, the regional tax on production.

Share-based payment

The company provides stock options to specific categories of employees and to the Managing Director as a form of remuneration for services rendered.
The cost of these services is measured at the fair value of the options at the date on which they are granted.
This cost is determined by taking into account the best estimate available of the number of options that will be exercised and is recognised in the income statement on a straight-line basis over the vesting period, that is the period from the grant date to the date on which the option matures, with the counter-entry being made directly to equity.

Changes in fair value subsequent to the grant date have no effect on the initial measurement.

Use of estimates

The preparation of the financial statements requires the directors and managers of the Group to make estimates and assumptions which affect the carrying values of the assets and liabilities in the balance sheet and the disclosures relating to contingent assets and liabilities at the balance sheet date. These estimates and assumptions are based on accumulated experience and other factors considered reasonable in the circumstances and have been adopted to determine the accounting value of those assets and liabilities which is not easily obtainable from other sources. Estimates and assumptions are regularly reviewed and any changes are recognised in the income statement of the period of the change, if the change affects that period only, or the income statements of the period of the change and future periods, if the change affects both. The actual results could differ from these estimates, as a result of the uncertainty inherent in the assumptions and conditions on which they are based.

In particular, estimates are used in the recognition of provisions for accounts receivable collection risks, in the measurement of any impairment of tangible and intangible assets, for depreciation and amortisation, in the measurement of employee benefits and stock option plans, in the recognition of taxation, in the measurement of provisions and other contingent liabilities and in the measurement of derivative financial instruments.

Risk management

(i) Credit risk

The company is not exposed to significant credit risk given the nature of its business, whereby risk of this nature is limited to the collection of royalties from third parties. Trade receivables are stated in the financial statements net of a write-down determined on the basis of the risk that a customer will not fulfil his contractual obligations; this write-down is made by taking into consideration all the information that is available regarding the solvency of the customer and by taking into account historical data.

(ii) Liquidity risk

The company is not exposed to liquidity risks. The company's cash flows, funding requirements and liquidity are monitored and managed centrally under the supervision of the Group's Treasury Department with the aim of ensuring that funds are effectively and efficiently managed.

(iii) Interest rate risk and currency risk

The company is exposed to various market risks in carrying out its activities and in particular to the risk of fluctuations in interest rates, foreign exchange rates and the price of gold.

To minimise these risks, the company acquires derivative financial instruments available on the market to hedge the risk of both specific operations and complex exposures.

In particular, to reduce the risk of changes in the value of assets, liabilities and expected foreign currency cash flows to be generated by expected future operations, forward and option contracts are mostly used. To minimise the risk connected with interest rate fluctuations interest rate swaps and option contracts are used.

The company does not enter into speculative transactions in managing its finance and treasury and has adopted specific procedures which require that prudent criteria be followed.

Consistent with IAS 39, derivative instruments acquired for hedging purposes qualify for hedge accounting as described in that standard only if:

a) at the inception of the hedge there is a formal designation and documentation of the hedging relationship;
b) the hedge is highly effective;
c) the effectiveness can be reliably demonstrated.

If an instrument is designated to offset the exposure to changes in the fair value of the hedged item (for example, the hedging of the changes in fair value of floating rate loans or foreign currency receivables and payables), it is recognised at fair value, with subsequent changes in fair value being recognised in the income statement; in a consistent manner, hedged items are adjusted to reflect the changes in fair value attributable to the risk being hedged.

If an instrument is designated to offset the exposure to variability in cash flows of a transaction (a cash flow hedge; for example the hedging of the variability in cash flows of forecast transactions due to foreign exchange rate fluctuations), the effective portion of the gain or loss arising from changes in the fair value of the hedging instrument is recognised directly in equity (the ineffective portion is recognised immediately in the income statement under the item foreign exchange gains (losses)).
The amounts recognised in equity are subsequently reclassified into the income statement in the period in which the forecast contracts and transactions affect profit or loss.

Changes in the fair value of derivatives which do not meet the conditions for recognition as hedging instruments are recognised in the income statement.

Derivates are accounted for on the trade date.

Recently issued accounting standards and interpretations (approved as of 31 January 2008)

(iii) Adopted in 2007

- on 18 August 2005 the IASB issued *IFRS 7 – Financial Instruments: Disclosures*; this standard has no effect from the standpoint of the measurement or classification of items in the financial statements but requires additional disclosures for financial instruments;

- on 3 March 2006 IFRIC issued the interpretation *IFRIC 9 – Reassessment of Embedded Derivatives*; this interpretation specifies that a company must assess whether any embedded derivatives contained in a contract need to be separated from the host contract and accounted for as derivatives when becoming party to the contract. Subsequent reassessment of the conditions is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract. Adopting this interpretation did not have any accounting effect on the company's financial statements;

- in November 2006 IFRIC issued the interpretation *IFRIC 11 - IFRS 2 – Group and Treasury Share Transactions* which specifies the accounting treatment to be followed for share-based payment arrangements which an entity must settle by purchasing treasury shares and payment arrangements based on the shares of one Group company and assigned to other companies of the Group. Adopting this interpretation did not have any accounting effect on the company's financial statements.

(iv) Not adopted or not yet applicable

- in September 2007 the IASB issued an amendment to *IAS 1 – Presentation of Financial Statements* which is effective (and which will be applied by Group companies) from 1 January 2009; this new version of the standard requires a company to present as part of a statement of changes in equity all transactions with equity holders. All transactions with other parties must instead be included in a statement of comprehensive income or in two separate statements;
- in March 2007 the IASB issued a revised version of *IAS 23 – Borrowing Costs*. The option for an entity to recognise as an expense in the period the borrowing costs incurred on the acquisition, construction or production of assets for which a substantial period of time is normally needed to get the asset ready for its intended use of sale has been removed from the new version. The new standard is effective (and will be applied by Group companies) from 1 January 2009;
- in November 2007 the IASB issued *IFRS 8 – Operating Segments* which is effective (and which will be applied by Group companies) from 1 January 2009 and which will replace IAS 14 *Segment Reporting*. The new standard requires entities to base their segment information on the elements used by management to take business decisions and to identify operating segments, therefore on the basis of internal reporting. The introduction of the new standard will have no effect on the measurement of items in the financial statements;
- in July 2007 IFRIC issued the interpretation *IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*, which is applicable (and hence applied by Group companies) from 1 January 2008; the interpretation provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as an asset and also explains how the pensions asset or liability may be affected when there is a statutory or contractual minimum funding requirement;
- in January 2008 the IASB issued an amendment to *IFRS 2 – Share-based Payment: Vesting Conditions and Cancellations* which is effective (and which will be applied by Group companies) from 1 January 2009; the amendment clarifies that only service conditions and performance conditions are the conditions that must be satisfied for a party to be entitled to receive equity instruments on the basis of a share-based payment agreement;
- in November 2006 IFRIC issued the interpretation *IFRIC 12 – Service Concession Arrangements* which is effective from 1 January 2008. The issue discussed by this interpretation is not applicable to the company.

Contents and main changes

Income statement

1. Royalties

Royalties may be analysed as follows:

(thousands of euros)

	2007	2006
Royalties from related parties	68,492	58,296
Royalties from third parties	13,755	12,096
Total royalties	**82,247**	**70,392**

Revenues from the concession of the trademark increased by 11,855 thousand euros, up by 17% over the previous year, which reflects the rise in sales volumes recorded by the Bulgari trademark licensees.
Royalties from third party companies include revenues from exclusive Bulgari franchisee stores, from Luxottica S.p.A. for the sale of glasses and from Rosenthal Italia S.r.l..

2. Revenues from services

Revenues from services performed for related parties solely regard Group companies and are all governed by specific agreements. These revenues increased by 847 thousand euros over the previous year and amounted to 3,837 thousand euros. The item consists of services of a legal, fiscal and financial nature, personnel management services and accounting and administrative services.

The following table provides an analysis of these revenues by company:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	732	697
Bulgari Gioielli S.p.A.	660	775
Bulgari Japan Ltd.	22	-
Bulgari S.A.	20	-
Bulgari Deutschland GmbH	13	-
Bulgari France S.A.	26	-
Bulgari Parfums S.A.	55	52
Bulgari Parfums Italia S.p.A.	299	270
Bulgari South Asian Operations Pte. Ltd.	4	-
Bulgari U.K. Ltd.	29	-
Bulgari Asia Pacific Ltd.	24	-
Bulgari Taiwan Ltd.	16	-
Bulgari Retail USA S.r.l.	120	53
Bulgari Commercial Shanghai Company Ltd.	14	-
Bulgari Hotels and Resorts Milano S.r.l.	49	43
Bulgari Collection Internationale S.A.	1,754	1,100
Total revenues from services to related parties	**3,837**	**2,990**

Segment information

As the company is involved in managing the Group's equity investments the following segment information setting out an analysis of revenues by geographical area is provided as required by the respective laws and regulations.

Revenues for the sale of goods and provision of services by geographical area are as follows:

(thousands of euros)

	Italy	Other EU countries	Rest of Europe	America	Middle East	Far East	Japan	Other	Total
Revenues from trademark licensing:									
– from related parties	2,395	3,321	48,621	3,073		3,916	6,831	335	68,492
– from third parties	9,490	292	461	276	2,221	984		31	13,755
Total revenues from trademark licensing	**11,885**	**3,613**	**49,082**	**3349**	**2,221**	**4,900**	**6,831**	**366**	**82,247**
Revenues from the provision of services:									
– from related parties	1,793	66	1,829	68		60	21		3,837
Total revenues from the provision of services	**1,793**	**66**	**1,829**	**68**		**60**	**21**		**3,837**
Total revenues from licensing and the provision of services	**13,678**	**3,679**	**50,911**	**3,417**	**2,221**	**4,960**	**6,852**	**366**	**86,084**

3. Other income

Other income may be analysed as follows:

(thousands of euros)

	2007	2006
Other income from related parties	6,552	7,165
Other income from third parties	1,156	551
Total other income	**7,708**	**7,716**

Other income decreased by 8 thousand euros over the previous year. Other income from related parties of 6,552 thousand euros mainly comprises recharges of applications software costs and the related development and implementation costs, amounting in total to 5,748 thousand euros, income of 451 thousand euros from agreements to sublet premises for office use entered into with Bulgari Gioielli S.p.A., Bulgari Parfums Italia S.p.A., Bulgari Retail USA S.r.l. and Bulgari Italia S.p.A., and income of 353 thousand euros from the provision of miscellaneous services. All agreements with related parties are governed by specific contracts.

Other income from third parties of 1,156 thousand euros relates mainly to prior period income arising from the release of accruals for costs of 975 thousand euros made in previous years and no longer needed.

The following table provides a detail of other income from related parties:

(thousands of euros)	2007	2006
Bulgari Italia S.p.A.	492	450
Bulgari Gioielli S.p.A.	460	527
Bulgari International Corporation (BIC) N.V.	36	5
Bulgari Corporation of America Inc.	66	58
Bulgari Time (Switzerland) S.A.	448	391
Bulgari Japan Ltd.	871	2,092
Bulgari S.A.	113	111
Bulgari (Deutschland) GmbH	208	217
Bulgari France S.A.S.	170	156
Bulgari Montecarlo S.A.M.	17	16
Bulgari Espana S.A. Unipersonal	175	158
Bulgari Parfums S.A.	273	204
Bulgari Parfums Italia S.p.A.	236	248
Bulgari Jewels S.A.	–	44
Bulgari South Asian Operations Pte Ltd.	169	144
Bulgari (UK) Ltd.	195	129
Bulgari Belgium S.A.	21	21
Bulgari Australia Pty. Ltd.	53	51
Bulgari (Malaysia) Sdn Bhd	19	20
Bulgari Global Operations S.A.	946	776
Bulgari Collection Internationale S.A.	64	26
Bulgari Asia Pacific Ltd.	142	133
Bulgari (Taiwan) Ltd.	128	117
Bulgari Korea Ltd.	143	147
Bulgari Saint Barth S.a.S.	4	3
Bulgari Parfums Deutschland GmbH	21	11
Bulgari Retail USA S.r.l.	791	657
Crova S.p.A.	206	64
Bulgari Commercial (Shanghai) Company Ltd.	–	3
Bulgari Accessori S.r.l.	55	4
Opera SGR Lda.	–	4
Bulgari Parfums Iberia	28	–
Bulgari Hotels and Resorts Milano S.r.l.	2	1
Bulgari Hotels and Resorts Japan Ltd.	–	177
Total other income from related parties	**6,552**	**7,165**

4. Employee benefits

The following table sets out changes in the workforce during the year, analysed by category:

	31 December 2006	Joiners	Leavers	Change in category	31 December 2007	Average 2007	Average 2006
Managers	31	6	(4)	3	36	34	30
Intermediates	44	10	(4)	5	55	49	44
White-collar	186	72	(19)	(7)	232	214	184
Blue-collar	14	2	(7)	(1)	8	12	15
Total	**275**	**90**	**(34)**	**-**	**331**	**309**	**273**

Employee benefits

The cost of employee benefits may be analysed as follows:

(thousands of euros)

	2007	2006
Wages and salaries	19,257	16,956
Social and pensions charges	6,028	4,989
Charge for employees' leaving entitlement	1,156	729
Compensation component of stock option plans	1,925	1,611
Other personnel costs	1,089	722
Total employee benefit costs	**29,455**	**25,007**

Employee benefit costs totalled 29,455 thousand euros, representing an increase of approximately 18% over 2006. Part of this increase is due to the increase in wages and salaries paid and incentive bonuses to be paid, part to the stock options reserved for certain categories of employee and part to the rise in the average number of employees from 273 in 2006 to 309 in 2007.

The charge for the employees' leaving entitlement is made up of 1,154 thousand euros for the portion accruing on wages and salaries of the year and 2 thousand euros for the portion accruing on deferred remuneration. The counter-entry for this latter item is to be found in "Third party other current liabilities".

The remuneration component of stock option plans refers to those with underlying Bulgari S.p.A. shares.

Employee benefit plans

Employee benefit plans amounted to 5,418 thousand euros at 31 December 2007, net of advances of 683 thousand euros, (4,011 thousand euros at 31 December 2006) and consist of the following:

- Defined benefit plans amounting to 4,489 thousand euros net of advances; and
- Defined contribution plans amounting to 929 thousand euros.

In connection with "Employee benefit plans" following the changes introduced by Law no. 296 of 27 December 2006 and subsequent decrees and implementing regulations issued in the first part of 2007 (the Pension Reform or *Riforma Previdenziale*) the following changes have taken place:

- the TFR continues to be a defined benefit plan for amounts accrued up to 31 December 2006. Given the changes introduced by the reform the component relating to expected future salary increases has been excluded from 1 January 2007 in calculating the present value of the obligation. The income of 81 thousand euros arising on the recalculation of the TFR accrued up to 31 December 2006 in accordance with the new assumptions introduced by the Pension Reform (which has the nature of a curtailment) has been recognised in the income statement in full under the item "other personnel costs";

- from 1 January 2007 the TFR is considered as a defined contribution plan and accordingly the amounts accruing from that date are recognised fully as a cost and presented as a payable under the item "employee benefit plans", net of any contributions already paid over. A receivable of the same amount is recognised in other current assets and at 31 December 2007 these balances both amounted to 1,759 thousand euros.

The obligation due for the employees' leaving entitlement net of advances made, amounting to 5,418 thousand euros, has the nature of a defined benefit obligation and has been determined on the basis of prevailing legislation, regulations and labour contracts and a valuation made by an independent actuary using the projected unit credit method.

The changes that took place during the year in this obligation are as follows:

(thousands of euros)

	2007	2006
TFR at 1 January	4,011	3,786
Cost recognised in income (below)	1,366	838
To pension funds	172	–
Utilisation	(133)	(613)
TFR at 31 December	**5,418**	**4,011**

The changes taking place during the year which are recognised in the income statement are as follows:

(thousands of euros)

	2007	2006
Service costs	1,155	670
Curtailment effect	(81)	–
Interest on discounting TFR	212	168
Total cost recognised in the income statement	**1,366**	**168**

The principal assumptions made in the actuarial estimate are as follows:

Annual discount rate	5.50%
Annual inflation rate	2.00%
Annual rate of increase in the cost of labour	3.00%

Share-based payments

The company has stock option plans in place in favour of the Managing Director and certain categories of manager.

The options are granted at the average officially quoted price of the thirty days preceding the grant date. The vesting period is variable, ranging from two to four years. The options may be exercised within a period ranging from six months to five years and six months from the date that they have vested.

Decree Law no.223 of 4 July 2006, converted into law by Law no. 248 of 4 August 2006, and Decree law no. 262 of 3 October 2006, converted into law by Law no. 286 of 24 November 2006, have made changes to the way in taxation and social security contributions are calculated on employment income deriving from the exercising of stock options.

The law converting Decree Law no.223 establishes that stock option income, which is liable to taxation in the case that exemption to the taxation of employment income does not hold, is liable to social security charges for those plans approved by shareholders on or after 5 July 2006, the date on which the decree became effective.

Considering the fact that all the plans have similar characteristics, the information provided below is presented in an aggregate manner.

The item "Compensation component of stock option plans" consists of costs of 1,925 thousand euros relating to all the stock option plans in existence at 31 December 2007. This cost has been determined at a fair value ranging between 1.31 and 2.20 euros per share using the method described in "Accounting principles and policies".

The parameters used in the determination of this cost, namely the determination of the fair value of the options at the grant date, are as follows:

Dividend yield:	from 2.5% to 3.02%
Stock price volatility:	from 23% to 44%
"Risk free" interest rate:	from 2.6% to 4.7%
Average expected option waiting period:	3.23 years

In compliance with the resolution passed by shareholders in a general meeting of 28 April 2005 and on the basis of a resolution of the Board of Directors taken in a meeting of 27 March 2006, on 20 June 2007 300,000 stock options were granted to the Managing Director which may be exercised from July 2008 and a further 300,000 options which may be exercised from July 2009, all at a price of 11.66 euros.
In addition on 20 June 2007, 492,000 options were granted to certain members of management, which may be exercised from 20 June 2010 at a price of 11.66 euros.

Information relating to changes taking place in stock option plans during 2007 is set out in the following table:

	Number of options	Average exercise price
Rights at 1 January 2007	5,580,100	7.35
Change for personnel arriving from other companies	163,000	8.61
(1) Total rights	5,743,100	7.38
(2) New rights granted in the year	1,092,000	11.66
(3) (Rights exercised in the year)	(312,000)	7.22
(4) (Rights expiring in the year)	(277,000)	11.64
(5) Rights at 31 December 2007	6,246,100	7.96
(6) Of which exercisable at 31 December 2007	4,173,600	6.85

Note: (5) = (1) + (2) + (3) + (4)

(*) Market price represents the annual average for the number of options at (3) and (4) and the exact number for (1), (2) and (5).

The following table provides an analysis of the exercise price band and residual term of the agreement, subdivided between the Managing Director and other employees:

Price band	Residual term of agreement						
	< 2 years			> 2 years			Total
	M.D.	Others	Total	M.D.	Others	Total	
< = 2.0	-	-	-	-	-	-	-
< 2.0 > 5.0	900,000	101,500	1,001,500	300,000	232,500	532,500	**1,534,000**
> 5.0	200,000	261,600	461,600	2,400,000	1,850,500	4,250,500	**4,712,100**
Total	**1,100,000**	**363,100**	**1,463,100**	**2,700,000**	**2,083,000**	**4,783,000**	**6,246,100**

Price band	Of which exercisable at 31/12/2007		
	M.D.	Others	Total
< = 2.0	-	-	-
< 2.0 > 5.0	1,200,000	334,000	**1,534,000**
> 5.0	1,700,000	939,600	**2,639,600**
Total	**2,900,000**	**1,273,600**	**4,173,600**

5. Cost of services

Cost of services may be analysed as follows:

(thousands of euros)

	2007	2006
Cost of related party services	2,050	465
Cost of third party services	2 3,458	19,865
Total cost of services	**25,508**	**20,330**

Service costs for the year ended 31 December 2007 amounted to 25,508 thousand euros, showing an increase over the previous year of 5,178 thousand euros, of which 3,593 thousand euros refers to third party services and 1,585 thousand euros to related party services.

Cost of related party services

The cost of related party services refers principally to recharges of operating costs incurred by subsidiaries. The increase over 2006 is mostly due to the recharging of costs of prototypes and models relating to product development incurred by Crova S.p.A. and Bulgari Accessori S.r.l..

The following table provides an analysis of this item:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	17	11
Bulgari Gioielli S.p.A.	39	–
Bulgari Corporation of America Inc.	53	33
Bulgari Japan Ltd.	128	31
Bulgari S.A.	2	–
Bulgari (Deutschland) GmbH	71	66
Bulgari Parfums S.A.	–	2
Bulgari Parfums Italia S.p.A.	1	1
Bulgari (UK) Ltd.	31	75
Bulgari Global Operations S.A.	35	32
Bulgari Asia Pacific Ltd.	36	–
Bulgari (Taiwan) Ltd.	47	4
Bulgari Luxembourg S.A.	13	–
Crova S.p.A.	1,013	–
Bulgari Retail U.S.A. S.r.l.	3	–
Bulgari Accessori S.r.l.	538	195
Bulgari Hotels and Resorts B.V.	1	–
Bulgari Hotels and Resorts Milano S.r.l.	13	15
Bulgari Hotels and Resorts Japan Ltd.	9	–
Total cost of related party services	**2,050**	**465**

Cost of third party services

The following table provides an analysis of the cost of services provided by third parties:

Description	2007	2006
External technical, organisational, legal, fiscal and administrative consultancy services	6,101	5,043
Fees to corporate bodies	4,237	3,805
Services for personnel and administrative bodies	3,199	3,501
Costs of preotection and registration of trademarks and designs	1,444	1,036
Rental instalments	1,770	1,547
Maintenance instalments and maintenance and repair costs	1,830	1,484
Lease instalments	2,755	1,943
Energy, telephone and communications costs	877	846
Security services	316	85
Insurance	235	116
Technical Observation Office costs	210	202
On-site cleaning costs	174	192
Other services	310	65
Total cost of third party services	**23,458**	**19,865**

Third party service costs amounted to 3,593 thousand euros in 2007, an increase of approximately 18%, and principally relate to the following:

- costs for external services of 6,101 thousand euros, which increased by 1,058 thousand euros over the previous year and consist of costs for tax, legal, commercial and administrative consultancy services and additionally include consultancy costs for the organisation and development, training, selection and recruitment of personnel;
- fees to members of corporate bodies of 4,237 thousand euros (3,805 thousand euros in 2006), which consist of fees to directors of 4,061 thousand euros, gross of social security charges, and fees to the members of the Board of Statutory Auditors of 76 thousand euros, fees to the Remuneration Committee of 30 thousand euros and fees to the Internal Control Committee of 70 thousand euros. The table below provides a list of the directors and statutory auditors and their respective compensation;
- costs for services to employees and administrative bodies of 3,199 thousand euros (3,501 thousand euros in 2006) decreased by 302 thousand euros. These consist of the costs and reimbursement of business travel expenses for employees and members of the Board of Directors;
- costs of 1,444 thousand euros for the protection and registration of trademarks and designs, compared with 1,036 thousand euros in the previous year, representing an increase of 408 thousand euros;
- hire costs amounting to 1,770 thousand euros (1,547 thousand euros in 2006), representing an increase of 223 thousand euros, relating mainly to the rental of electronic machines such as servers and computers and the rental of company cars and office machines;
- maintenance instalments and maintenance and repair costs of 1,830 thousand euros, which have risen by 346 thousand euros over the previous year. In particular, instalments for the maintenance of applications software amounted to 1,134 thousand euros, while maintenance instalments relating to computer hardware totalled 277 thousand euros. This item additionally includes costs of 232 thousand euros for the maintenance and repair of office machinery and equipment;
- lease instalments of 2,755 thousand euros for the buildings used as the company's registered office, headquarters and administrative offices and the related accessory costs, which rose by 812 thousand euros over the previous year.

Compensation paid to Directors and Statutory Auditore in office at 31 December 2007 (*)

(thousands of euros)

Person	Description of office held		Compensation		
First and last name	Office held	Term of office	Fees for office	Bonus and other incentives	Other compensation (1)
Paolo Bulgari	Chairman Bulgari S.p.A.	2007-2009	213		52 (a)
Nicola Bulgari	Deputy Chairman Bulgari S.p.A.	2007-2009	137		52 (a)
Francesco Trapani	Managing Director Bulgari S.p.A.	2007-2009	3,530	See stock options table	82 (a)
Varvaro Vito (**)	Director Bulgari S.p.A.	2007-2009	45		10 (c) 20 (d)
Giulio Figarolo Di Gropello	Director Bulgari S.p.A.	2007-2009	45		10 (c) 20 (d)
Castamagna Claudio	Director Bulgari S.p.A.	2007-2009	45		30 (d)
Sposito Claudio	Director Bulgari S.p.A.	2007-2009	45		10 (c)
Maurizio De Magistris	Chairman of Board of Statutory Auditors Bulgari S.p.A.	2005 - 2007	32		27 (b)
Stefania Libori	Standing Auditor Bulgari S.p.A.	2005 –2007	22		17 (b)
Francesco M. Bonifacio	Standing Auditor Bulgari S.p.A.	2005 - 2007	22		17 (b)

(*) The amounts shown in the table refer to the compensation recognised or accrued during the year and is accordingly shown on an accrual basis.

(**) Resigned as of 15 January 2008. The director Paolo Cuccia has been coopted as an independent and non-executive director until the next general shareholders' meeting, which will be that called to approve the 2007 financial statements.

(1) Other compensation paid for the position as:
- (a) Director of other companies of the Bulgari Group;
- (b) Chairman of the Board of Statutory Auditors or Standing Auditor of other companies of the Bulgari Group;
- (c) Chairman or member of the compensation committee;
- (d) Chairman or member of the control committee.

6. Advertising and promotion expenses

Advertising and promotion expenses may be analysed as follows:

(thousands of euros)

	2007	2006
Related party advertising and promotion expenses	11,185	14,910
Third party advertising and promotion expenses	10,217	9,470
Total advertising and promotion expenses	**21,402**	**24,380**

Advertising and promotion expenses of 21,402 thousand euros, compared with 24,380 thousand euros in the previous year, decreased by 2,978 thousand euros. This decrease is principally due to lower subsidies for advertising and promotion paid to related parties, which fell by 3,725 thousand euros against an increase in advertising costs incurred with third parties of 747 thousand euros.

Bulgari S.p.A., the owner of the Bulgari trademark, makes contributions on the basis of specific agreements, or in some cases on the basis of additions to the trademark licensing agreement, to the advertising and promotion costs or certain other costs incurred by related party companies in managing the "Flagship Stores", which are stores located in areas which are amongst the most prestigious in the world or which are of specific interest for the image of the BVLGARI brand or from a strategic standpoint.

The subsidies are based on promotional investment criteria and parameters and on the turnover achieved by the related parties and this led to the recognition of a total overall subsidy for 2007 that was lower by 2,931 thousand euros.

The following table provides details by company of this item:

(thousands of euros)

	At 31/12/2007			At 31/12/2006		
	Advertising subsidy	Other support budget	Total	Advertising subsidy	Other support budget	Total
Bulgari Italia S.p.A.	789	10	799	599	216	815
Bulgari Corporation of America Inc.	–	60	60	–	61	61
Bulgari Japan Ltd.	1,401	–	1,401	1,455	45	1,500
Bulgari S.A.	–	5	5	–	6	6
Bulgari (Deutschland) GmbH	623	–	623	729	14	743
Bulgari France S.a.s.	493	22	515	584	5	589
Bulgari Espana S.A. Unipersonal	521	–	521	747	–	747
Bulgari Parfums S.A.	–	58	58	–	20	20
Bulgari South Asian Operation Ltd.	99	–	99	–	19	19
Bulgari (UK) Ltd.	2,181	93	2,274	2,363	59	2,422
Bulgari Belgium S.A.	3	–	3	–	–	–
Bulgari Australia Pty. Ltd.	93	15	108	101	–	101
Bulgari (Malaysia) Sdn Bhd	5	–	5	18	13	31
Bulgari Global Operations S.A.	–	57	57	–	28	28
Bulgari Asia Pacific Ltd.	415	–	415	449	17	466
Bulgari (Taiwan) Ltd.	213	–	213	418	25	443
Bulgari Korea Ltd.	242	15	257	301	–	301
Bulgari Saint Barth S.a.s.	–	–	–	9	–	9
Bulgari Parfums Germany GmbH	–	1	1	–	–	–
Crova S.p.A.	–	24	24	–	–	–
Bulgari Retail USA S.r.l.	3,376	36	3,412	6,563	7	6,570
Bulgari Commercial (Shanghai) Ltd.	239	–	239	–	29	29
Bulgari Accessori S.r.l.	–	37	37	–	–	–
Bulgari Austria GmbH	22	–	22	–	–	–
Bulgari Thailand Ltd.	36	–	36	–	–	–
Bulgari Hotels and Resorts Milano S.r.l.	–	1	1	–	10	10
Total advertising and promotion expenses with related parties	**10,751**	**434**	**11,185**	**14,336**	**574**	**14,910**

Advertising and promotion expenses with third parties which increased by 747 thousand euros over the previous year relate to the costs incurred for sponsorships and international events, the purchase of advertising space in national and international magazines and promotional activities developed through national and international film productions aimed at promoting and publicising the BVLGARI brand throughout the world.

7. Depreciation, amortisation, impairment and other accruals

Depreciation, amortisation, impairment and other accruals may be analysed as follows:

(thousands of euros)

	2007	2006
Amortisation of intangible assets	6,494	4,675
Depreciation of property, plant and equipment	1,550	1,613
Other accruals	321	369
Total depreciation, amortisation, impairment and other accruals	**8,365**	**6,657**

There was an increase of 1,708 thousand euros in "Amortisation, depreciation, impairment losses and other accruals" in 2007 due mainly to a rise of 1,819 thousand euros in the amortisation of intangible assets, arising mostly from the increased amortisation charged on applications software licenses and the related development expenses.
The depreciation of property, plant and equipment decreased by 63 thousand euros over 2006.
Other accruals of 321 thousand euros refer to probable future costs to be incurred in connection with disputes with staff leavers, measured on the basis of the best estimates available which take into account the opinions of external legal counsel engaged by the company to manage this litigation.

8. Other operating expenses

Other operating expenses may be analysed as follows:

(thousands of euros)

	2007	2006
Related party other operating expenses	–	-
Third party other operating expenses	3,051	1,676
Total other operating expenses	**3,051**	**1,676**

"Other operating costs" increased by 1,375 thousand euros over 2006 and relate wholly to costs incurred with third parties.
These costs, amounting to 3,051 thousand euros for the year, consist of those operating costs having a general nature, such as postal and despatch costs (186 thousand euros), costs for stationery and consumables (149 thousand euros) and the cost of running company cars (140 thousand euros). Also included in this item are prior period expenses recognised in the year of 1,345 thousand euros, the commissions and fees payable to Monte Titoli and its depositaries (94 thousand euros), listing fees (136 thousand euros) and the costs incurred in connection with the termination of franchisee licensing agreements.

9. Financial income (expense)

Financial income (expense) may be analysed as follows:

(thousands of euros)

	2007	2006
Dividends received	52,832	91,893
Other financial income	4,935	3,617
Interest expense and financial charges	(5,330)	(2,094)
Foreign exchange gains (losses)	(247)	110
Total financial income (expense)	**52,190**	**93,526**

Financial income

(thousands of euros)

	2007	2006
Dividends received	52,832	91,893
Other related party financial income:		
– Interest income	3,797	3,280
– Surety commission income	123	165
– Other financial income	–	17
Total other related party financial income	**3,920**	**3,462**
Other third party financial income		
– Interest income from bank accounts	27	99
– Other interest from the public administration	52	15
– Premium income on forward financial transactions	76	41
– Gains on the sale of equity investments	860	–
Total other third party financial income	**1,015**	**155**
Total financial income	**57,767**	**95,510**

The company received dividends of 52,832 thousand euros during the year, a decrease of 39 million euros over 2006.

These dividends were received from the following subsidiaries:

- Bulgari International Corporation (BIC) N.V.: 49,060 thousand euros;
- Bulgari Gioielli S.p.A.: 1,072 thousand euros;
- Crova S.p.A.: 2,700 thousand euros.

Related party interest income represents income accruing on balances with the Group's centralised treasury management and loans granted by Bulgari S.p.A. to its subsidiaries.

The following table provides an analysis of related party financial income by company:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	2,392	1,786
Bulgari Gioielli S.p.A.	747	509
Bulgari Japan Ltd.	38	67
Bulgari France S.A.	2	–
Bulgari Parfums Italia S.p.A.	72	42
Bulgari Global Operations S.A.	66	671
Bulgari Operational Services A.p.S.	11	88
Crova S.p.A.	–	1
Bulgari Retail USA S.r.l.	95	84
Bulgari Commercial (Shanghai) Ltd.	106	22
Bulgari Accessori S.r.l.	197	27
Bulgari Holding Europe B.V.	–	18
Bulgari Hotels & Resorts B.V.	59	35
Bulgari Hotels and Resorts Milano S.r.l.	135	112
Total related party financial income	**3,920**	**3,462**

Other third party financial income amounting to 1,015 thousand euros, an increase of 860 thousand euros over 2006, relates to premiums earned on financial transactions, interest income on bank current accounts and gains on the sale of securities.

Financial expense

Financial expense may be analysed as follows:

(thousands of euros)

	2007	2006
Other related party financial expense:		
– Interest expense	1,716	319
– Other financial charges	–	17
Total other related party financial expense	**1,716**	**336**
Other third party financial expense:		
– Interest expense on bank accounts	36	21
– Interest expense on loans	3,137	1,326
– Commissions on third party sureties	79	95
– Bank charges and commissions	59	72
– Premium expense on financial operations	91	75
– Employees' leaving entitlement discount interest	212	168
Total other third party financial expense	**3,614**	**1,757**
Total other financial expense	**5,330**	**2,093**

Other financial expense increased by 3,237 thousand euros over 2006, principally as the result of the company's increased borrowing requirement in 2007 needed to fund the investments made during the year and to pay dividends to shareholders.

Other related party financial expense relates to interest expense arising from the Group's centralised treasury management and interest on loans granted to the company.

The following table provides an analysis by company of this item:

(thousands of euros)

	2007	2006
Bulgari Gioielli S.p.A.	9	-
Bulgari International Corporation (BIC) N.V.	1,129	46
Bulgari Parfums Italia S.p.A.	11	2
Bulgari Global Operations S.A.	469	185
Crova S.p.A.	98	86
Bulgari Retail USA S.r.l.	-	17
Total related party financial expense	**1,716**	**336**

Other third party financial expense increased by 1,857 thousand euros over the previous year mainly as the result of higher interest expense.
As discussed above in order for the company to satisfy its borrowing requirements in 2007 it was necessary for it to take out short-term bank loans, leading to an increase in interest expense. The rise in interest rates over the year has also made a contribution to this increase.

Exchange gains (losses)
Foreign exchange gains (losses) may be analysed as follows:

(thousands of euros)

	2007	2006
Exchange gains	1,338	2,718
Exchange losses	(1,585)	(2,608)
Total foreign exchnage gains (losses)	**(247)**	**110**

There were net exchange gains in 2007 of 247 thousand euros compared to net gains of 110 thousand in the previous year, representing an increase of 137 thousand euros.
Exchange differences arise principally from commercial activities and financial transactions. The company has a very attentive policy towards the hedging of currency risks arising from receivables and payables in foreign currency which is implemented through the use of derivative hedging instruments.
The figures for exchange gains and losses appearing in the above table are also connected with financial transactions having the scope of hedging the currency risk arising from foreign currency royalty receivables and financial receivables and payables, again through the use of derivative instruments.

11. Other non-operating income

Other non-operating income amounted to 1 million euros and relates to discounts and rebates.

12. Current and deferred taxation

Current and deferred taxation may be analysed as follows:

(thousands of euros)

	2007	2006
Current IRES taxation	-	7,280
Separately taxed income	34	-
Current IRAP taxation	1,553	1,404
Tax on income produced abroad	1,263	1,221
Deferred taxation	521	5,201
Tax consolidation	3,041	528
Prior year taxes	365	215
Total current and deferred taxation	**6,777**	**15,849**

The total charge for current and deferred taxation for 2007 amounted to 6,777 thousand euros, as shown in detail in the table above.
Tax income and expense transferred to the company by subsidiaries taking part in the national tax consolidation amount in total to a net expense of 3,041 thousand euros.
The deferred tax charge for the year of 521 thousand euros (5,021 thousand in 2006) arises from the difference between book and fiscal depreciation.
IRAP tax of 1,553 thousand euros has been charged compared to 1,404 thousand euros in 2006.
Separately taxed income amounted to 34 thousand euros and relates to LB Diamonds & Jewelry S.a.r.l., while tax on income produced abroad of 1,263 thousand euros (1,221 thousand euros in 2006) relates to tax withheld and paid definitively outside Italy.
Prior year taxes of 365 thousand euros are reported in this item (215 thousand euros in 2006). In this respect the item tax on income produced abroad has been reclassified from "Other operating costs" to "Current and deferred taxation" in 2007 for a more meaningful presentation.

A reconciliation between the tax charge recognised in the income statement and the theoretical tax charge calculated on the basis of the prevailing theoretical tax rate is as follows:

Reconciliation between ordinary and effective tax rates

	2007	2006
Ordinary IRES rate applicable	**33.00%**	**33.00%**
Effects leading to an increase (decrease) in the rate		
- Non-deductible costs	4.11%	2.30%
- Exempt income and other deductible costs	(1.57%)	(0.58%)
- Dividends	(28.46%)	(21.38%)
- Utilisation of accumulated tax losses	-	(0.19%)
- Taxation of income produced abroad	2.17%	1.28%
- CFC companies liable to taxation	0.06%	0.00%
- Adjustments to prior year income taxes	0.63%	0.22%
- Adjustments to deferred tax liabilities calculated on accumulated temporary differences	(1.29%)	0.22%
IRES effective rate	**8.65%**	**14.86%**
IRAP effect *(current and deferred)*	2.99%	1.70%
Total effective tax rate	**11.64%**	**16.56%**

Balance sheet

13. Property, plant and equipment

Property, plant and equipment and changes for the year are set out as follows:

(thousands of euros)

	Plant and machinery	Industrial and commercial equipment	Leasehold improvements	Electronic machines	Assets under construction	Other assets	Total
Year 2004							
Cost	1,406	519	4,224	5,149		1,838	13,136
Accumulated depreciation	(968)	(424)	(2,318)	(3,562)		(1,427)	(8,699)
Net book value at 31 December 2004	**438**	**95**	**1,906**	**1,587**		**411**	**4,437**
Changes in 2005							
Purchases	262	4	778	955		165	2,164
Disposals				(19)		(2)	(21)
Depreciation	(252)	(22)	(499)	(753)		(141)	(1,667)
Write-downs			(299)				(299)
Utilisation of accumulated depreciation				(15)			(15)
Total changes in 2005	**10**	**(18)**	**(20)**	**168**		**22**	**177**
Year 2005							
Cost	1,668	523	4,703	6,085	–	2,001	14,980
Accumulated depreciation	(1,220)	(446)	(2,817)	(4,300)	–	(1,568)	(10,351)
Net book value at 31 December 2005	**448**	**77**	**1,886**	**1,785**	**–**	**433**	**4,629**
Changes in 2006							
Purchases	78		239	1,055		46	1,418
Disposals							
Depreciation	(239)	(19)	(445)	(790)		(120)	(1,613)
Write-downs							
Utilisation of accumulated depreciation							
Total changes in 2006	**(161)**	**(19)**	**(206)**	**265**	**–**	**(74)**	**(195)**
Year 2006							
Cost	1,746	523	4,942	7,140	–	2,047	16,398
Accumulated depreciation	(1,459)	(465)	(3,262)	(5,090)	–	(1,688)	(11,964)
Net book value at 31 December 2006	**287**	**58**	**1,680**	**2,050**	**–**	**359**	**4,434**
Changes in 2007							
Purchases	88		40	1,076	84	83	1,371
Disposals				(56)		(4)	(60)
Depreciation	(167)	(18)	(462)	(792)		(111)	(1,550)
Write-downs							
Utilisation of accumulated depreciation				56		4	60
Total changes in 2007	**(79)**	**(18)**	**(422)**	**172**	**84**	**(36)**	**(299)**
Year 2007							
Cost	1,834	523	4,982	8,160	84	2,126	17,709
Accumulated depreciation	(1,626)	(483)	(3,724)	(5,826)	–	(1,795)	(13,454)
Net book value at 31 December 2007	**208**	**40**	**1,258**	**2,334**	**84**	**331**	**4,255**

Property, plant and equipment amounts to 4,255 thousand euros at 31 December 2007 and shows a net decrease of 179 thousand euros over 31 December 2006.

The item is made up as follows:

Plant and machinery of 208 thousand euros, which decreased by 79 thousand euros and which refers to alarm and communication systems.

Industrial and commercial equipment of 40 thousand euros, which decreased by a net amount of 18 thousand euros and which refers to equipment and accessories for setting up stands at shows and fairs and store window displays.

Leasehold improvements of 1,258 thousand euros, which decreased by 422 thousand euros and which refers to costs incurred to restructure and adapt the offices in Lungotevere Marzio 11 in Rome.

Electronic machines of 2,334 thousand euros, which have increased by a net amount of 284 thousand euros and which consists of the costs incurred to purchase electronic equipment, servers and printers.

Other tangible fixed assets of 331 thousand euros, which have decreased by a net amount of 28 thousand euros and which refer to furniture, fittings, mopeds and assets of less than 516.46 euros.

At 31 December 2007 a total amount of 84 million euros was deferred for construction in progress, relating to the rebuilding of certain equipment and restructuring works being carried out at the new offices in Rome.

Investments of 1,371 thousand euros in property, plant and equipment were made during the year, while depreciation of 1,550 thousand euros was charged.

The annual depreciation rates are as follows:

Impianti e macchinari	25%-30%
Attrezzature industriali e commerciali	15%
Altri beni materiali:	
– Macchine elettoniche d'ufficio	20%
– Mobili e dotazioni d'ufficio	12%
– Automezzi	25%
– Arredi	15%

Improvements to rented offices are measured initially at cost and are depreciated over the lesser of the residual term of the rental contract and their estimated future useful lives.
The different depreciation rates used for plant and equipment refer respectively to special communications systems and alarm systems.
There are no charges or liens on the companies property, plant and equipment.
In addition, there are no restrictions on the company's ownership of, or title to, property, plant and equipment that secure its liabilities.
There was no fully depreciated property, plant or equipment still in use at 31 December 2007.

14. Intangible assets

Intangible assets have all been acquired externally and there are no intangible assets with indefinite useful lives.

The following table sets out an analysis of intangible assets by major category and provides details of the composition of the item and changes for the year:

(thousands of euros)

	Concessions and licences	Industrial patents and intellectual property	Assets under formation	Deferred expenses	Total
Year 2004					
Cost	15	24,829	1,460	516	26,820
Accumulated amortisation	(3)	(17,606)	–	(100)	(17,709)
Net book value at 31 December 2004	**12**	**7,223**	**1,460**	**416**	**9,111**
Changes in 2005					
Purchases	70	9,326	2,863		12,259
Reclassifications			(2,239)		(2,239)
Amortisation	(9)	(2,986)		(43)	(3,038)
Write-downs		(270)			(270)
Utilisation of accumulated amortisation		65			65
Total changes in 2005	**61**	**6,005**	**624**	**(43)**	**6,647**
Year 2005					
Cost	85	33,885	2,084	516	36,570
Accumulated amortisation	(12)	(20,527)	–	(143)	(20,682)
Net book value at 31 December 2005	**73**	**13,358**	**2,084**	**373**	**15,888**
Changes in 2006					
Purchases		10,122	3,808		13,930
Reclassifications			(3,193)		(3,193)
Amortisation	(10)	(4,622)		(43)	(4,675)
Write-downs					–
Utilisation of accumulated amortisation					–
Total changes in 2006	**(10)**	**5,500**	**615**	**(43)**	**6,062**
Year 2006					
Cost	85	44,007	2,699	516	47,307
Accumulated amortisation	(22)	(25,149)	–	(186)	(25,357)
Net book value at 31 December 2006	**63**	**18,858**	**2,699**	**330**	**21,950**
Changes in 2007					
Purchases		13,733	673		14,406
Decreases		(117)			(117)
Reclassifications		2,086	(2,086)		–
Amortisation	(10)	(6,441)		(43)	(6,494)
Write-downs					–
Utilisation of accumulated amortisation		1			1
Total changes in 2007	**(10)**	**9,260**	**(1,413)**	**(43)**	**7,794**
Year 2007					
Cost	85	59,709	1,286	516	61,596
Accumulated amortisation	(32)	(31,589)	–	(229)	(31,850)
Net book value at 31 December 2007	**53**	**28,120**	**1,286**	**287**	**29,746**

Intangible assets amount to 29,746 thousand euros at 31 December 2007 and show a net increase of 7,794 thousand euros over 31 December 2006.

Amortisation of 6,494 thousand euros was charged during the year while increases amount to16,492 thousand euros, of which 2,086 thousand euros relates to assets which were under formation at 31 December 2006 and which entered use during 2007. Increases principally regard "Industrial patents and intellectual property rights" which rose by 15,819 thousand euros.

"Concessions, trade marks and licences" of 53 thousand euros refer to costs incurred for the purchase of the creation and design rights to a specific model of watch.

"Industrial patents and intellectual property rights" of 28,120 thousand euros, consist of integrated applications software rights. Use of this software is also to the benefit of related parties, and is recharged on a proportional basis under specific agreements.

"Assets under formation and advance payments" of 1,286 thousand euros refer to costs incurred for the development of integrated applications software regarding procedures that were still at an implementation stage at the balance sheet date.

"Deferred expenses to be amortised" of 287 thousand euros refer principally to costs incurred in taking over the lease of new premises for the headquarters and administrative offices in Lungotevere Marzio 11, Rome in 2002.

15. Financial fixed assets

Financial fixed assets may be analysed as follows:

(thousands of euros)

	2007	2006
Investments in subsidiaries	211,644	190,701
Investments in other companies	138	550
Other non-current financial assets	46	21
Total financial fixed assets	**211,828**	**191,272**

Equity investments
Details of this item are set out in the following table:

Investments in subsidiaries	Percentage owned at 31/12/2007	Balance at 31/12/2006	Increases	Decreases	Balance at 31/12/2007
Bulgari Italia S.p.A.	100%	22,520			22,520
Bulgari Gioielli S.p.A.	100%	2,593			2,593
Bulgari Parfums Italia S.p.A.	100%	2,035			2,035
Bulgari International Corporation (BIC) N.V.	100%	50,675			50,675
Bulgari (Luxembourg) S.A.	100%	-			-
Bulgari Hotels and Resorts Milano S.r.l. (1)	3.25%	244			244
Bulgari Hotels and Resorts B.V.	65%	-	830		830
Bulgari Portugal Accessorios de Luxo Lda.	100%	93			93
Bulgari Retail USA S.r.l.	100%	36,896	10,000		46,896
Crova S.p.A.	100%	18,969			18,969
Bulgari Accessori S.r.l.	100%	685	3000		3,685
Bulgari Comm. Shanghai Co. Ltd	100%	5,973	7,113		13,086
Bulgari Holding Europe BV	100%	50,018			50,018
Total subsidiaries		**190,701**	**20,943**	**-**	**211,644**
Opera Sgr S.p.A.	12.5%	550		412	138
Total other companies		**550**	**-**	**412**	**138**
Total investments		**191,251**	**20,943**	**412**	**211,782**

(1) A company owned indirectly through Bulgari Hotels & Resorts B.V. as to 61.75% (95% * 65%, the investment of Bulgari Hotels & Resorts B.V. in Bulgari Hotels & Resorts Milano S.r.l.) and directly by Bulgari S.p.A. as to 3.25%.

The total amount of investments in subsidiaries of 211,644 thousand euros increased by a net amount of 20,943 thousand euros over 31 December 2006, due principally to the effect of the capital contributions made to Bulgari Retail U.S.A. S.r.l., Bulgari Commercial Shangai Co. Ltd. and Bulgari Accessori S.r.l. for a total of 20,113 thousand euros, as shown above. These payments were made to provide these companies with adequate funding to carry out their operations. In addition, 65% of Bulgari Hotels & Resorts B.V. was purchased at a price of 830 thousand euros; this company holds a 95% investment in Bulgari Hotels & Resorts Milano S.r.l.. Finally, the company's 37.5% holding in the subsidiary Opera SGR S.p.A. was sold at a price of 412 thousand euros and as a consequence the carrying amount of the investment in this company, amounting to 138 thousand euros, is classified as investments in other companies.
Bulgari Luxembourg S.A. was formally wound up at the end of December.

The following table sets out a list of direct investments in subsidiaries, the amount of shareholders' equity held in each, accounted for using the equity method, and the respective difference with the carrying value. No write-downs have been made of investments in companies where the company's share of equity is less than the carrying amount of the investment as analyses carried out at the end of the year did not evidence any impairment.
Reference should be made to the Report on Performance for the list of investments in indirectly held subsidiaries.

List of direct investments in subsidiaries at 31 december 2007
(thousands of euros)

	Share capital	At 31 December 2006	Increases	Decreases	At 31 December 2007	Percentage owned	Equity at December 31, 2006	Net income (loss) for year	Corrispon-ding equity	Equity method	Carrying amount	Difference (B) – (A) if positive
Subsidiaries: (*)												
Bulgari Italia S.p.A. Via dei Condotti, 10 - Rome	12,000	22,520			22,520	100%	15,106	(5,153)	15,106	15,106	22,520	7,414
Bulgari Gioielli S.p.A. Via Lungotevere Marzio, 11 - Rome	2,580	2,593			2,593	100%	4,815	1,468	4,815	4,815	2,593	
Bulgari Parfums Italia S.p.A. Via Lungotevere Marzio, 11 - Rome	1,020	2,035			2,035	100%	2,756	469	2,756	2,756	2,035	
Bulgari Retails U.S.A. S.r.l. Via Lungotevere Marzio, 11 - Rome	50	36,896	10,000		46,896	100%	12,953	(10,897)	12,953	12,953	46,896	
Bulgari Intern. Corp. N. V. WTC Strawinskylaan 1131 Amsterdam (Holland)	18,301	50,675			50,675	100%	202,873	93,617	202,873	202,873	50,675	
Bulgari Hotels and Resorts Milano S.r.l. Via Privata Fratelli Gabba - Milan	100	244			244	3.25%	385	84	13	13	244	231
Bulgari Portugal Acess.de luxo Lda Funchal - Rua Arriaga 30 Madeira (Portugal)	93	93			93	100%	(1)	(7)	(1)	(1)	93	94
Crova S.p.A. Valenza Po (Alessandria)	2,700	18,969			18,969	100%	5,288	1,609	5,288	5,288	18,969	
Bulgari Accessori S.r.l. Via Le Plessis Robinson, 6/12 Bagno a Ripoli (FI)	50	685	3,000		3,685	100%	3,043	(49)	3,043	3,043	3,685	642
Bulgari Comm. (Shanghai) Co. Ltd. Pechino (China)	3,797	5,973	7,113		13,086	100%	8,276	(1,786)	8,276	8,276	13,086	4,810
Bulgari Holding Europe B.V. Amsterdam	18	50,018			50,018	100%	46,668	(3,269)	46,668	46,668	50,018	3,350
Bulgari Hotels and Resorts B.V.	0		830		830	65%	(2,334)	(197)	(1,517)	(1,517)	830	2,347
Opera SGR S.p.A. Milan	1,100	550		(550)	0	-						
Total subsidiaries		**191,251**	**20,943**	**(550)**	**211,644**							

(*) The positive differences shown in this column are deemed not to be of a permanent nature and therefore the investments in these companies have not been written down.

Other non-current financial assets
Other non-current financial assets at 31 December 2007 amount to 46 thousand euros (21 thousand euros at 31 December 2006) and relate principally to guarantee deposits for rent and various utilities.

16. Deferred taxation

Deferred taxation may be analysed as follows:

(thousands of euros)

	2007	2006
Deferred tax assets	818	243
Deferred tax liabilities	(5,260)	(4,165)
Total deferred taxation	**(4,442)**	**(3,922)**

There were net deferred tax liabilities at 31 December 2007 of 4,442 thousand euros.

Deferred tax liabilities of 5,260 thousand euros increased by 1,095 thousand euros over the year and arise from the difference between tax and book accumulated depreciation
Deferred tax assets of 818 thousand euros arise from the unused tax losses of Bulgari S.p.A. and the subsidiaries which participate in the "Tax Consolidation" pursuant to the provisions of Legislative Decree no. 344 of 12 December 2003. The increase in the year of 575 thousand euros over 2006 reflects the effect of the tax losses incurred in 2007.

The following table sets out a calculation of deferred tax assets and liabilities at 31 December 2007 and 2006:

	2007			2006		
	Temporary differences	Tax effect	Tax rate	Temporary differences	Tax effect	Tax rate
Deferred tax liabilities:						
– Fiscal depreciation (*)	15,710	4,933	31.40%	10,224	3,809	37.25%
– IAS/IFRS adjustments (TFR)	1,191	327	27.50%	1,080	356	33.00%
Total deferred tax liabilities	**16,901**	**5,260**		**11,304**	**4,165**	
Deferred tax assets:						
– IFRS adjustments (write-down of deferred expenses)	(384)	(120)	31.40%	(653)	(243)	37.25%
– Deferred tax assets on tax losses for the year	(2,537)	(698)	27.50%	–	–	–
Total deferred tax assets	**(2,921)**	**(818)**		**(653)**	**(243)**	
Net total	**13,980**	**4,442**		**10,651**	**3,922**	

(*) Includes the effect of the tax clean-up.

17. Other non-current assets

Other non-current assets may be analysed as follows:

(thousands of euros)

	2007	2006
Receivable for requested VAT refunds	6,895	5,766
Accrued interest on VAT receivable	202	133
Total other non-current assets	**7,097**	**5,899**

Other non-current assets total 7,097 thousand euros and relate to VAT for which an application for a refund has been made; there has been an increase of 1,198 thousand euros in the balance over 31 December 2006.
During the year a refund of 1,786 thousand euros was received relating to 2000 VAT and an application was made for a refund of 2,916 thousand euros regarding 2006 VAT.

18. Non-current financial receivables

This balance amounting to 2,355 thousand euros at 31 December 2007 (2,209 thousand euros at 31 December 2006) refers to subordinated loans made to Bulgari Hotels & Resorts B.V. for a total of 877 thousand euros, inclusive of accrued interest charged at a rate of 5.50% (787 thousand euros at 31 December 2006), and to Bulgari Hotels & Resorts Milano S.r.l. for a total of 1518 thousand euros, inclusive of accrued interest charged at a floating rate of three-month EURIBOR plus 3% (1,422 thousand euros at 31 December 2006), granted in connection with agreements made with the Marriott Group.
The carrying amount of non-financial receivables reflects their fair value as they include the interest accrued on the capital.

19. Inventory

This balance amounts to 9,509 thousand euros (8,412 thousand euros at 31 December 2006), an increase of 1,097 thousand euros, and consists of the costs incurred to set up the collection of jewellery and watches known as the "Bvlgari Museum", purchased from third parties and Group companies and representative of present and past Bulgari production.
The increase is due to the purchases made in 2007 to enrich this collection further.

20. Trade receivables

Trade receivables may be analysed as follows:

(thousands of euros)

	2007	2006
Third party trade receivables	5,261	5,355
Provision for bad debts	(67)	(67)
Total	**5,194**	**5,288**
Related party trade receivables	48,686	45,763
Total trade receivables	**53,880**	**51,051**

There have been no changes in the provision for bad debts during the year.

Trade receivables are all due within one year and are stated at fair value.

Third party trade receivables
This balance amounts to 5,194 thousand euros (5,288 thousand euros at 31 December 2006) and consists entirely of receivables falling due within one year and relating mostly to royalties earned with the licensees of the BVLGARI trademark. There was a decrease of 94 thousand euros in this item over the year, which is presented in the above table net of a provision for bad debts of 67 thousand euros. No additions were made to the provision in 2006.

Related party trade receivables
Trade receivables of 48,686 thousand euros relate mostly to receivables for royalties earned from licensing the trademark and show an increase of 2,923 thousand euros over the balance at 31 December 2006.
The following table sets out these trade receivables by individual related party:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	2,732	2,474
Bulgari Gioielli S.p.A.	622	825
Bulgari International Corporation (BIC) N.V.	36	5
Bulgari Corporation of America Inc.	66	58
Bulgari Time S.A.	448	391
Bulgari Japan Ltd.	5,365	6,378
Bulgari S.A.	612	583
Bulgari Deutschland GmbH	588	587
Bulgari France S.a.s.	740	616
Bulgari Montecarlo S.A.M.	105	99
Bulgari Espana S.A.	957	908
Bulgari Parfums S.A.	5,769	5,581
Bulgari Parfums Italia S.p.A.	289	340
Bulgai Jewels S.A.	-	45
Bulgari South Asian Operations Pte. Ltd.	420	363
Bulgari U.K. Ltd.	648	554
Bulgari Belgium S.A.	63	63
Bulgari Australia Pty Ltd.	249	211
Bulgari Malaysia Sdn Bhd	138	83
Bulgari Global Operation S.A.	19,515	18,003
Bulgari Collection International S.A.	3,509	2,412
Bulgari Operational Service A.p.S.	-	23
Bulgari Asia Pacific Ltd.	926	673
Bulgari Taiwan Ltd.	546	402
Bulgari Korea Ltd.	415	519
Bulgari Saint Barth S.a.s.	37	125
Bulgari Parfums Germany GmbH	21	11
Crova S.p.A.	206	64
Bulgari Retail USA S.r.l.	2,429	2,497
LB Diamonds & Jewelry S.a.r.l.	7	133
Bulgari Commercial (Shanghai) Company Ltd.	812	314
Bulgari Asia Pacific (Macau Branch) Ltd.	70	-
Bulgari Accessori S.r.l.	142	20
Bulgari Austria GmbH	52	18
Bulgari Thailand Ltd.	43	27
Opera SGR Lda.	-	4
Bulgari Parfums Iberia	28	-
Bulgari Holding Europe B.V.	-	18
Bulgari Hotels and Resorts Milano S.r.l.	72	158
Bulgari Hotels and Resorts Japan Ltd.	9	177
Total trade receivables from Group companies	**48,686**	**45,763**

The following table sets out trade receivables by geographical area:

(thousands of euros)

	Italy	Other EU countries	Rest of Europe	America	Middle East	Far East	Other	Total
Trade receivables:								
– third parties	2,638	226	259	236	1,319	537	46	5,261
– related parties	4,062	3,131	29,965	2,534	–	8,745	249	48,686
Total trade receivables	**6,700**	**3,357**	**30,224**	**2,770**	**1,319**	**9,282**	**295**	**53,947**

21. Financial assets

Financial assets consist of receivables from related parties of 75,253 thousand euros, a decrease of 9,858 thousand euros over the balance at 31 December 2006. The receivables are all due within one year and mainly consist of Italian subsidiary intercompany current account balances deriving from the Group's centralised treasury management and short-term loans to subsidiaries. It is recalled that in 2004 Bulgari S.p.A. entered a European centralised treasury management agreement with an important bank and with Bulgari Global Operations S.A.. Under this agreement, a part of the Group's liquidity is managed by Bulgari Global Operations S.A. through intercompany current accounts held with certain European companies of the Group. An average interest rate of 2.80% was charged on these accounts during 2007.

The following table provides an analysis by company of financial receivables from related parties at 31 December 2007:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	50,249	38,925
Bulgari Gioielli S.p.A.	10,103	13,504
Bulgari Parfums Italia S.p.A.	2,966	3,195
Bulgari Retail USA S.r.l.	399	3,768
Bulgari Accessori S.r.l.	6,147	1,229
Bulgari Global Operations S.A.	–	286
Bulgari Commercial (Shanghai) Ltd.	1,698	1,898
Bulgari Operational Services A.p.S.	–	2,589
Total financial receivables from Group companies	**71,562**	**65,394**

22. Other current assets

Other current assets may be analysed as follows:

(thousands of euros)

	2007	2006
Tax receivables	14,981	8,159
Other third party current assets	2,511	1,338
Other related party current assets	16,246	16,658
Total other current assets	**33,738**	**26,155**

Tax receivables
Tax receivables may be analysed as follows:

(thousands of euros)

	2007	2006
IRES receivables	4,566	4,401
IRES advances	3,280	-
VAT receivables	6,090	3,087
Withholding tax receivables on income produced abroad	537	559
Various tax receivables	453	42
Tax receivables as per law no. 662/96	55	70
Total tax receivables	**14,981**	**8,159**

Tax receivables at 31 December 2007 have increased by 6,822 thousand euros over the balance at the end of the previous year. The year end balance is mainly made up of the following items:

- IRES receivables of 4,566 thousand euros consisting of prior year balances;
- IRES advances of 3,280 thousand euros;
- VAT receivables of 6,090 thousand euros, which represent the current receivable and the Group VAT settlement receivable;
- withholding tax receivables of 537 thousand euros for withholding tax on income produced abroad, comprising the receivable due from the tax authorities for withholding tax paid abroad on the royalty income earned by the company.

Other third party current assets
The balance of 2,511 thousand euros at 31 December 2007, which represents an increase over the year of 1,173 thousand euros, consists principally of prepaid third party expenses of 848 thousand euros (841 thousand euros at 31 December 2006) arising from the prepayment of rental instalments, insurance premiums and maintenance and hire instalments, advances to suppliers of 359 thousand euros (236 thousand euros at 31 December 2006), receivables from social security organisations of 933 thousand euros and minor balances.
Receivables from social security organisations include a receivable of 929 thousand euros from the Italian national social security body INPS to which the increase over 31 December 2006 is mainly due; an equal balance is recognised as a payable under "Employee benefit plans". This amount represents the portion of the employees' leaving entitlement, the TFR, which following the "Pension Reform" is considered to be a defined contribution plan.

Other related party current assets
Other related party current receivables may be analysed as follows:

(thousands of euros)

	2007	2006
Advances to suppliers	-	7
VAT receivable as fiscal representative	219	275
Receivables for transfers of Group VAT	10,516	10,516
Tax consolidation receivables	5,408	5,775
Intercompany accrued income	103	85
Total other related party current receivables	**16,246**	**16,658**

This balance, which has decreased by 412 thousand euros over 31 December 2006, consists mainly of the VAT receivables of 4,910 thousand euros from Bulgari Parfums Italia S.p.A. and an amount of 5,606 thousand euros due from Bulgari Italia S.p.A. for the payables transferred as part of the Group VAT settlement.

The tax consolidation receivables refer to transfers for IRES taxation made by the subsidiaries taking part in the National Tax Consolidation scheme, as provided by prevailing tax regulations. The following table provides a detail by company of these receivables:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	–	1,095
Bulgari Gioielli S.p.A.	1,137	894
Bulgari Parfums Italia S.p.A.	734	430
Crova S.p.A.	3,200	3,273
Bulgari Accessori S.r.l.	337	83
Total tax consolidation receivables	**5,408**	**5,775**

The VAT of 219 thousand euros receivable as a fiscal representative relates to the VAT payable transferred from Bulgari Parfums S.A..

23. Cash and cash equivalents

Cash and cash equivalents may be analysed as follows:

(thousands of euros)

	2007	2006
Bank deposits	462	3,617
Cash and valuables on hand	17	10
Total cash and cash equivalents	**479**	**3,627**

Cash and cash equivalents amount to 479 thousand euros at 31 December 2007, a decrease of 3,148 thousand euros over the balance at 31 December 2006.

24. Shareholders' equity

Shareholders' equity may be analysed as follows:

(thousands of euros)

	2007	2006
Share capital	21,021	20,970
Part of capital for treasury shares owned	(56)	–
Total capital net of treasury shares	**20,965**	**20,970**
Reserves	137,152	137,695
Retained earnings (losses)	9,998	17,021
Net income (loss) for the year	51,425	79,854
Total shareholders' equity	**219,540**	**255,540**

Share capital
Share capital at 31 December 2007 consisted of 300,293,560 shares each of par value 0.07 euros, fully subscribed and paid, amounting in total to 21,021 thousand euros. A total of 719,500 new ordinary shares were issued during the year in connection with the stock option plans reserved for certain employees with the resulting increase of 51 thousand euros in share capital.

The amount of 56 thousand euros shown as a reduction in the table represents the part of share capital relating to the 800,000 treasury shares held in portfolio at the end of the year.

Reserves

Reserves may be analysed as follows:

(thousands of euros)

	2007	2006
Legal reserve	5,762	5,762
Taxed extraordinary reserve	28	28
Gain on 1981contribution reserve	1,933	1,933
Taxed reserve1983	145	145
Reserve for gains on sale of treasury shares	2,384	1,808
Share premium reserve	120,614	123,658
Stock option reserve	6,286	4,361
Total reserves	**137,152**	**137,695**

The decrease for the year of 543 thousand euros arises from the following changes in the individual reserves:

- reserve for gains on sale of treasury shares: the balance of 2,384 thousand euros represents the gain realised on the sale of treasury shares during the year and has increased by 576 thousand euros;
- share premium reserve: the decrease of 3,044 thousand euros is due to the combined effect of a net decrease of 7,979 thousand euros from the purchase and sale of treasury stock and an increase arising from the above-mentioned issue of 719,500 new shares;
- stock options reserve: the increase of 1,926 thousand euros represents the cost recognised in the income statement in 2007 (4,361 thousand euros at 31 December 2006) for the stock options on Bulgari S.p.A. shares granted to employees and the Managing Director, which are measured at their fair value at the grant date.

Retained earnings (losses)

Retained earnings amounted to 9,998 thousand euros at 31 December 2007. The decrease of 7,023 thousand euros relates principally to the distribution to shareholders of residual retained earnings relating to 2001 and the whole of 2007 profits. A dividend of 0.29 euros per share was distributed in May 2007.

Classification of reserves at 31 December 2007 according to their availability for use

Nature/description	Amount	Availability for use	Amount available	Summary of usage in the three prior fiscal years	
				To absorb losses	To pay dividends
Share capital	20,965				
Capital reserves:					
– Treasury shares sales gain reserve	2,384	A, B, C	2,384		
– Stock options reserve	6,286	–	–		
– Share premium reserve	120,614	A, B, C	120,614		
Revenue reserves:					
– Legal reserve	5,762	B	–		
– Extraordinary reserve	28	A, B, C	28		
– Taxed reserve	145	A, B, C	145		
– Gain on contribution reserve	1,933	C	1,933		
– Retained earnings	9,998	A, B, C	4,893		30,261
Total			**129,997**		**30,261**
Amount not available for distribution			2,384		
Remainder available for distribution			127,613		

Key:
A: for capital increases.
B: to absorb losses.
C: for distribution to shareholders.

(1) Of which 7,023 thousand euros in 2007, 14,416 thousand euros in 2006 and 8,821 thousand euros in 2005.

Net income (loss) for the year

Net income for 2007 amounts to 51,425 thousand euros. Dividends received from subsidiaries contributing to this result totalled 52,832 thousand euros and relate to Bulgari International Corporation (BIC) N.V., Bulgari Gioielli S.p.A. and Crova S.p.A.. Reference should be made to note 9 for details of these dividends.

25. Provisions

Provisions may be analysed as follows:

(thousands of euros)

	2007	2006
Provisions for fiscal risks	514	514
Provisions for miscellaneous risks	557	454
Total provisions	**1,071**	**968**

The provision for fiscal risks consists of a prudent accrual made in respect of formal notifications for adjustments to taxable income for fiscal years 1988 and 1989, which are currently the subject of dispute with the tax authorities. These disputes are still pending resolution following appeals made by the authorities to the Supreme Court.

The provision for miscellaneous risks which at 31 December 2007 amounted to 557 thousand euros, an increase of 103 thousand euros compared to 31 December 2006, refers to accruals made for disputes and litigation with former employees for which the risk of losing is considered probable. More specifically an amount of 218 thousand euros of the fund was used in 2007 and additional accruals of 321 thousand euros were made at year end.

(thousands of euros)

	Balance at 31/12/2006	Increases	Decreases	Balance at 31/12/2007
Provision for miscellaneous risks	454	321	(218)	557

26. Trade payables

Trade payables may be analysed as follows:

(thousands of euros)

	2007	2006
Third party trade payables	15,569	12,946
Related party trade payables	14,867	15,804
Total trade payables	**30,436**	**28,750**

Third party trade payables
Third party trade payables amounted to 15,569 thousand euros at 31 December 2007, an increase of 2,623 thousand euros over the balance at 31 December 2006. The balance represents payables of a commercial nature and includes amounts for invoices to be received that relate to the year.

Related party trade payables
Related party trade payables amounted to 14,867 thousand euros at 31 December 2007, a decrease of 937 thousand euros over the balance at the end of the previous year.
The amount includes payables to subsidiaries for invoices to be received that relate to the year.

The following table provides an analysis of this item:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	860	828
Bulgari Gioielli S.p.A.	29	11
Bulgari International Corporation (BIC) N.V.	559	46
Bulgari Corporation of America Inc.	153	170
Bulgari Japan Ltd.	1,554	1,526
Bulgari S.A.	9	6
Bulgari Deutschland GmbH	693	809
Bulgari France S.a.s.	–	605
Bulgari Montecarlo S.A.M.	525	–
Bulgari Espana S.A.	521	747
Bulgari Parfums S.A.	2	3
Bulgari Parfums Italia S.p.A.	–	–
Bulgari South Asian Operations Pte. Ltd.	117	57
Bulgari U.K. Ltd.	2,305	2,498
Bulgari Belgium S.A.	3	–
Bulgari Australia Pty Ltd.	107	101
Bulgari Malaysia Sdn Bhd	21	18
Bulgari Global Operations S.A.	442	174
Daniel Roth et Gérald Genta Haute Horologerie S.A.	–	–
Bulgari Asia Pacific Ltd.	449	464
Bulgari Taiwan Ltd.	260	421
Bulgari Korea Ltd.	512	302
Bulgari Saint Barth	–	9
Bulgari Parfums Germany GmbH	1	–
Crova S.p.A.	1,081	58
Bulgari Retail USA S.r.l.	3,459	6,617
Bulgari Commercial (Shanghai) Company Ltd.	265	29
Bulgari Accessori S.r.l.	872	292
Bulgari Austria GmbH	22	–
Bulgari Thailand Ltd.	36	–
Bulgari Hotels and Resorts B.V.	1	–
Bulgari Hotels and Resorts Milano S.r.l.	1	13
Bulgari Hotels and Resorts Japan Ltd.	8	–
Total trade payables to related parties	**14,867**	**15,804**

The following table provides an analysis of payables by geographical area:

(thousands of euros)

	Italy	Other EU countries	Other Europe	America	Middle and Far East	Other	Total
Payables:							
Third party suppliers							
Related parties:	13,823	798	614	278	56		**15,569**
– trading	2,843	4,113	969	3,612	3,223	107	**14,867**
– financial	2,130	18,500	34,050				**54,680**
Total related parties	**4,973**	**22,613**	**35,019**	**3,612**	**3,223**	**107**	**69,547**
Other payables	5,830	5		7,031			**12,866**
Total	**24,626**	**23,416**	**35,633**	**10,921**	**3,279**	**107**	**97,982**

27. Current financial payables

Current financial payables may be analysed as follows:

(thousands of euros)

	2007	2006
Third party financial payables	81,298	193
Bank overdrafts	8,218	1,898
Related party financial payables	54,680	66,645
Total current financial payables	**144,196**	**68,736**

Current financial payables amounted to 144,196 thousand euros at 31 December 2007, an increase of 75,460 thousand euros over the balance at 31 December 2006.

Third party financial payables relate mostly to short-term loans taken out with various banks having a series of repayment dates, totalling 81,298 thousand euros (193 thousand euros at 31 December 2006) and bearing interest at an average of 4.91%.

Bank overdrafts relate to current accounts held by the company at 31 December 2007 and amount to 8,218 thousand euros (1,898 thousand euros at 31 December 2006).

Related party financial payables, which have decreased by 11,965 thousand euros over the balance at the end of the previous year, consist principally of a loan of 18,500 thousand euros from Bulgari International Corporation (BIC) N.V., repayable on 30 June 2008 and bearing interest at 4.668%, and of a loan of 37 million Swiss francs (equivalent to 32,360 thousand euros) from Bulgari Global Operations S.A., repayable on 30 June 2008 and bearing interest at 2.95%. This latter loan was repaid in advance in January 2008 by using the funds received from the billing of royalties for the second half of 2007. Related party financial payables also include payable balances of 3,818 thousand euros on intercompany current accounts arising from the centralised treasury management, of which 1,689 thousand euros relates to Bulgari Global Operations S.A. and 2,129 thousand euros to Crova S.p.A..

28. Strumenti finanziari derivati

The following table provides an analysis by type of the notional value and fair value of derivatives at 31 December 2007:

(thousands of euros)

	Notional value		Fair value		Notional fair value	
	31/12/2007	31/12/2006	31/12/2007	31/12/2006	Difference	Difference
Cash Flow Hedge Derivatives						
– Foreign Exchange	360	273	9	(1)	87	10
Fair value Hedge Derivatives						
– Foreign Exchange	22,361	23,680	76	(168)	(1,319)	244
Total	**22,721**	**23,953**	**85**	**(169)**	**(1,232)**	**254**

Fair value – sensitivity analysis
The fair value of currency derivatives designated as cash flow hedges was 8,680 thousand euros at 31 December 2007. An unfavourable change of 10% in the spot foreign exchange rate alone compared to the official exchange rates at 31 December 2007, applicable to all currencies, would have led to a total negative theoretical fair value of 31,213 thousand euros. Vice versa, a favourable change of 10% in exchange rates would have led to a profit of 41,319 thousand euros. This sensitivity analysis excludes outstanding derivatives at 31 December 2007 for which there are receivables and payables recognised in the financial statements. Any changes in the values of these balances arising from exchange rate trends would be equal and opposite to the changes in value of the derivatives designated as hedges, with a corresponding nil effect on the result.
Derivatives transactions entered into for treasury purposes, meaning the hedging of financial receivables and payables in foreign currency through fair value hedges, are excluded from the fair value sensitivity analysis for the same reason.

Currency hedging
The company is exposed to the risk of fluctuations in the rates of exchange with its functional currency. Its principal exposure is to the Swiss franc, the Japanese yen and the US dollar.

In order to reduce this risk, the net foreign currency exposure arising from trade receivables and payables is held to an acceptable level by entering derivative contracts (principally forward contracts and residually option contracts) having terms not exceeding 12 months.

Determination of fair value
Derivative contracts are measured at market value (marked to market) by using quoted prices if they are listed or by discounting future cash flows and comparing these to current market prices. The term market value refers to official fixings (by central banks and associations of banks) or quotations made by brokers as published by providers of financial information. Fair value models also use these quotations as references.

29. Other current liabilities

Other current liabilities may be analysed as follows:

(thousands of euros)

	2007	2006
Advances	2	–
Payable for current taxation	52	278
Third party other current liabilities	10,117	8,011
Related party other current liabilities	12,866	10,514
Total other current liabilities	**23,037**	**18,803**

Advances
Advances amount to 2 thousand euros at 31 December 2007. There was a nil balance at 31 December 2006.

Payable for current taxation
The balance on this item at 31 December 2007 of 52 thousand euros relates entirely to the accrual for the IRAP tax charge for the year of 1,602 thousand euros net of advances paid of 1,550 thousand euros.

Third party other current liabilities
Third party other current liabilities may be analysed as follows:

(thousands of euros)

	2007	2006
Due to personnel for wages and salaries	3,407	2,940
Due to directors and statutory auditors	1,618	1,577
Due to social security and pensions organisations	1,341	947
Charges on wages and salaries to be paid	870	779
Due to tax authorities for IRPEF personal taxation	900	681
VAT payable on fiscal representative Bulgari Parfums S.A.	219	275
Payable to shareholders for dividends	238	238
Other payables	976	534
Accrued expenses	548	40
Total third party other current liabilities	**10,117**	**8,011**

Amounts payable to personnel at 31 December 2006 total 3,407 thousand euros, an increase of 467 thousand euros. The balance relates to deferred remuneration consisting of the accruals made for leave not yet taken, fourteenth month's wages and salaries, incentive bonuses and the accrual for the employees' leaving entitlement on these amounts.
Amounts payable to directors and statutory auditors of 1,618 thousand euros increased by 41 thousand euros over 31 December 2006 and regard accrued emoluments payable to the members of the company's managing and control bodies for 2007.
Amounts payable to social security and pensions organisations amount to 1,341 thousand euros, all payable within one year, and relate to the portions of social security contributions payable by the company, by its employees and by its self-employed collaborators, due on wages, salaries and compensation paid in December 2007. The contributions were paid over in January 2008.
Social security contributions to be paid on wages and salaries amount to 870 thousand euros, an increase of 91 thousand euros. This balance relates to the company's portion of social security contributions to be paid on deferred remuneration.

Personal taxation (IRPEF) payables amount to 900 thousand euros, an increase of 219 thousand over 31 December 2006. The balance relates to withholdings of personal tax in December 2007 on wages and salaries and compensation paid to collaborators and self-employed workers. This liability was settled normally in January 2008.
VAT of 219 thousand euros payable as fiscal representative of Bulgari Parfums S.A. represents the outstanding VAT balance at 31 December 2007 as fiscal representative for that company. At 31 December 2006 there was a VAT payable of 275 thousand euros.
Dividends of 238 thousand euros payable to shareholders regard declared dividends not yet collected by shareholders.
Other payables of 976 thousand euros consist mainly of payables and accruals relating to the emoluments of members of corporate bodies, payables for employee travel expenses and commissions and fees to be settled with the securities depositary Monte Titoli.
Accrued expenses of 548 thousand euros at 31 December 2007 consist entirely of interest accrued to the end of 2007.

Related party other current liabilities
Related party other current liabilities may be analysed as follows:

(thousands of euros)

	2007	2006
Payable for transfers of Group VAT	1,190	2,976
Tax consolidation payables	8,627	7,500
Related party deferred income	37	38
Other payables to related parties	3,012	–
Total related party other current liabilities	**12,866**	**10,514**

The payable for transfers of Group VAT amounts to 1,190 thousand euros, representing a decrease of 1,786 thousand euros over the year. This item consists of VAT receivables yet to be refunded by the tax authorities which have been transferred by Italian subsidiaries as part of the Group VAT settlement. The decrease in the year is due to the receipt from the authorities by Bulgari Italia S.p.A. of a refund of the VAT receivable and interest relating to 2000.
The tax consolidation payables of 8,627 thousand euros increased by 1,127 thousand euros over 31 December 2006. These relate to the transfer of unused tax losses, net of advance tax paid, by the Italian companies taking part in the National Tax Consolidation scheme.
Other payables to related parties relate mainly to the amount due in connection with a capital contribution of 3 million euros made to Bulgari Accessori S.r.l. which was paid over in January 2008.

The following table provides an analysis by company of related party other current liabilities:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	2,760	3,257
Bulgari Gioielli S.p.A.	38	1,030
Bulgari France S.A.	5	-
Bulgari Retail USA S.r.l.	7,031	6,222
Bulgari Accessori S.r.l.	3,027	-
Bulgari Hotels and Resorts Milano S.r.l.	5	5
Total other current payables to Group companies	**12,866**	**10,514**

30. Guarantees, commitments and other contingent liabs.

	2007	2006
Guarantees pledged		
Sureties pledged for subsidiaries	104,700	110,016
Lease instalments not yet due	13,723	12,797
Total guarantees pledged	**118,423**	**122,813**
Guarantees received		
Sureties pledged by subsidiaries	3,829	2,424
Sureties pledged by third parties	31,547	28,100
Total guarantees received	**35,376**	**30,524**
Other:		
Other commitments	22,018	20,665
Total other	**22,018**	**20,665**
Total memorandum accounts	**175,817**	**174,002**

This item relates to guarantees pledged against amounts payable to banks and other obligations and against other commitments undertaken by the company with third parties. There has been an overall increase of 1,815 thousand euros in the item over the year.

"Guarantees pledged" refer to sureties given to banks in favour of related parties for credit facilities granted to them.

The following table sets out an analysis of this item by related party:

(thousands of euros)

	2007	2006
Bulgari Italia S.p.A.	6,909	5,582
Bulgari Gioielli S.p.A.	11,468	14,968
Bulgari Corporation of America Inc.	11,548	32,329
Bulgari Japan Ltd.	15,158	15,931
Bulgari France S.A.	7,759	6,436
Bulgari Espana S.A.	2,000	2,000
Bulgari South Asian Operations Pte. Ltd.	2,835	-
Bulgari U.K. Ltd.	2,454	6,363
Bulgari Australia Pty Ltd.	3,000	3,012
D. Roth & G. Genta Haute Horlogerie S.A.	1,209	-
Bulgari Asia Pacific Ltd.	3,000	-
Bulgari Taiwan Ltd.	10,723	11,810
Bulgari Retail USA S.r.l.	510	569
LB Diamonds & Jewelry S.a.r.l.	5,774	6,454
Prestige D'or S.A.	616	635
Bulgari Commercial (Shanghai) Company Ltd.	10,000	1,000
Bulgari Accessori S.r.l.	–	100
Bulgari Thailand Ltd.	5,708	-
Bulgari Panama Inc.	1,359	-
Bulgari Hotels and Resorts Milano S.r.l.	2,670	2,827
Total guarantees pledged to Group companies	**104,700**	**110,016**

Lease instalments not yet due of 13,723 thousand euros relate to the instalments payable by the company for renting its headquarters and administrative offices and those payable for the long-term hire of company cars. The increase is mostly due to the renewal of the rental agreement for the Lungotevere Marzio offices.

The following table sets out the due dates of these instalments:

(thousands of euros)

Instalments falling due in (years)	Within 1	1 to 5	Beyond 5	Total
	135	10,288	3,300	**13,723**

Guarantees received totalling 35,376 thousand euros consist of the following:

- related party lease instalments not yet due of 3,829 thousand euros, which more specifically regard Bulgari Italia S.p.A., Bulgari Gioielli S.p.A., Bulgari Parfums Italia S.p.A. and Bulgari Retail U.S.A. S.r.l.;
- sureties pledged by third parties regarding guarantees given by banks to third parties. These relate mainly to sureties in favour of the tax authorities for VAT refunds, sureties in favour of the customs authorities for the temporary importation of goods and sureties in favour of lessors as guarantees for lease agreements.

"Other commitments" of 22,018 thousand euros regard unexpired financial agreements for hedging the exchange risk deriving from receivables and payables in currency which were outstanding at 31 December 2007.

31. Significant non-recurring transactions

The company has not carried out any significant non-recurring transactions during the year ended 31 December 2007 as the term is defined by Consob in its Communication of 28 July 2006.

32. Abnormal and unusual transactions

The company has not carried out any abnormal or unusual transactions in the year ended 31 December 2007 as the term is defined by Consob in its Communication of 28 July 2006.

Summary of trading, financial and miscellaneous transactions and balances with related parties as of and for the year ended 31 December 2007

(thousands of euros)

Nature	Receivables	%	Payables	%
Royalties for trademark licensing	37,865	27.7%	–	–
Services	9,667	7.1%	12,218	14.8%
Goods and products not intended for sale	–	–	1,632	2.0%
Financial	72,716	53.3%	55,710	67.6%
Group VAT settlement	10,735	7.9%	1,190	1.4%
Tax consolidation	5,408	4.0%	8,627	10.5%
Other	103	0.1%	3,037	3.7%
Total	**136,494**	**100.0%**	**82,414**	**100.0%**

(thousands of euros)

Nature	Income	%	Expense	%
Royalties for trademark licensing	68,492	49.5%	–	-
Information services	5,782	4.2%	–	-
Technical and administrative services	1,258	0.9%	–	–
Legal, fiscal and design services	399	0.3%	–	-
Interest, commissions and financial income/expense	3,921	2.8%	1,716	8.3%
Research and development/prototypes and models	–	-	1,551	7.5%
Subletting of premises	451	0.3%	11	0.1%
Other income/expense	2,499	1.8%	922	4.4%
Income/expense from tax consolidation	2,788	2.0%	5,829	28.1%
Dividends	52,832	38.2%	–	-
Advertising subsidies	–	–	10,750	51.7%
Total	**138,422**	**100.0%**	**20,779**	**100.0%**

There were no additional transactions with related parties as the term is defined in Consob Communication no. 2064231 of 30 September 2002, other than those described.

At 31 December 2007 the company had 13 direct holdings in companies (of which 5 having their registered offices outside Italy) and 37 indirect holdings, all with their registered offices outside Italy.

33. Information pursuant to article 149-duodecies of the Consob Regulations for Issuers

The following table, which has been prepared pursuant to article 149-duodecies of the Consob Regulations for Issuers, sets out the fees relating to 2007 for auditing services and services other than audit rendered by the auditing company and by members of its network.

(thousands of euros)

Type of service	Provided by	Provided to	Fees 2007
Audit	KPMG S.p.A.	Bulgari S.p.A.	121.6
Tax advisory services	KPMG S.p.A.	Bulgari S.p.A.	3.6
Other services	KPMG S.p.A.	Bulgari S.p.A. (1)	11.5

(1) Kimberley Process compliance.

Bulgari S.p.A.
Chairman of the Board of Directors
Paolo Bulgari

Bulgari S.p.A.

Summary of key data for directly held subsidiaries

Bulgari Italia S.p.A.
Registered office: Rome
Share capital: euro 12,000,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	83,307	88,821
Personnel costs	9,368	8,322
Depreciation and amortisation	3,181	3,099
Financial income (expense), net	(2,557)	(1,858)
Net income (loss)	(5,181)	(744)
Investments in fixed assets	3,746	5,375
Intangible assets	5,283	5,970
Property, plant and equipment	16,631	15,446
Cash (borrowings), net	(50,024)	(37,717)
Shareholders' equity	15,106	20,259

Bulgari Gioielli S.p.A.
Registered office: Rome
Share capital: euro 2,580,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	68,581	60,901
Personnel costs	2,537	4,741
Depreciation and amortisation	153	117
Financial income (expense), net	(20)	(551)
Net income (loss)	1,468	44
Investments in fixed assets	479	169
Intangible assets	124	147
Property, plant and equipment	549	264
Cash (borrowings), net	(10,018)	(11,241)
Shareholders' equity	4,815	4,418

Bulgari Parfums Italia S.p.A.
Registered office: Rome
Share capital: euro 1,020,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	32,610	29,548
Personnel costs	1,374	1,191
Depreciation and amortisation	51	90
Financial income (expense), net	(100)	(78)
Net income (loss)	469	313
Investments in fixed assets	238	44
Intangible assets	19	29
Property, plant and equipment	333	135
Cash (borrowings), net	(2,910)	(3,181)
Shareholders' equity	2,756	2,288

Bulgari International Corp. (BIC) N.V.
Registered office: Amsterdam
Share capital: euro 18,301,200

Key figures in thousands of euros:	31/12/2007	31/12/2006
Dividends	4,152	43,944
Other general and adminstrative costs	1,288	710
Financial income (expense), net	1,881	168
Net income (loss)	93,617	92,289
Investments in fixed assets	–	–
Financial fixed assets	143,292	129,080
Other long-term investments	241	367
Write-ups (write-downs) of equity investments	–	–
Cash (borrowings), net	(9,522)	(10,696)
Shareholders' equity	202,873	158,316

Bulgari Portugal Acessorios de Luxo Lda
Registered office: Funchal (Madeira)
Share capital: euro 92,873

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	–	–
Service costs	7	22
Depreciation and amortisation	–	–
Financial income (expense), net	–	(1)
Net income (loss)	(7)	(23)
Investments in fixed assets	–	–
Intangible assets	–	–
Property, plant and equipment	–	–
Cash (borrowings), net	–	6
Shareholders' equity	(1)	6

Bulgari Retail USA S.r.l.
Registered office: Rome
Share capital: euro 50,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	82,032	61,146
Personnel costs	15,709	12,996
Depreciation and amortisation	–	–
Financial income (expense), net	(941)	(565)
Net income (loss)	(10,897)	(7,479)
Investments in fixed assets	–	–
Intangible assets	–	–
Property, plant and equipment	–	–
Cash (borrowings), net	3,553	(2,801)
Shareholders' equity	12,953	14,639

Bulgari (Luxembourg) S.A.
Registered office: Luxembourg
Share capital: euro 100,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	–	–
Service costs	19	10
Depreciation, amortisation and other gen.costs	17	7
Financial income (expense), net	–	–
Net income (loss)	(23)	(17)
Investments in fixed assets	–	–
Intangible assets	–	17
Property, plant and equipment	–	–
Cash (borrowings), net	–	–
Shareholders' equity	834	857

Crova S.p.A.
Registered office: Valenza (Alessandria)
Share capital: euro 2,700,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	35,402	35,407
Personnel costs	13,155	11,764
Depreciation and amortisation	972	864
Financial income (expense), net	92	44
Net income (loss)	1,609	3,069
Investments in fixed assets	1,137	2,074
Intangible assets	316	418
Property, plant and equipment	4,695	4,428
Cash (borrowings), net	2,200	(6,271)
Shareholders' equity	5,288	6,379

Bulgari Hotels and Resorts Milano S.r.l.
Registered office: Rome
Share capital: euro 100,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	19,630	17,202
Personnel costs	4,370	4,339
Depreciation and amortisation	673	752
Financial income (expense), net	(250)	(289)
Net income (loss)	84	(1,107)
Investments in fixed assets	760	929
Intangible assets	2,017	2,846
Property, plant and equipment	315	920
Cash (borrowings), net	–	(352)
Shareholders' equity	385	1,408

Bulgari Accessori S.r.l.
Registered office: Bagno a Ripoli (Florence)
Share capital: euro 50,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	10,921	3,368
Personnel costs	1,567	802
Depreciation and amortisation	15	52
Financial income (expense), net	(206)	(38)
Net income (loss)	(49)	(297)
Investments in fixed assets	1,797	40
Intangible assets	12	–
Property, plant and equipment	1,814	44
Cash (borrowings), net	2	1
Shareholders' equity	3,043	93

Bulgari Commercial (Shanghai) Co. Ltd.
Registered office: Beijing
Share capital: USD 17,000,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services	16,775	5,142
Service costs	2,636	1,519
Depreciation, amortisation and other gen.costs	2,861	1,748
Financial income (expense), net	(122)	28
Net income (loss)	1,786	2,507
Investments in fixed assets	4,297	2,079
Intangible assets	53	6
Property, plant and equipment	5,267	1,783
Cash (borrowings), net	(2,732)	(1,293)
Shareholders' equity	8,276	3,375

Bulgari Holding Europe B.V.
Registered office: Amsterdam
Share capital: euro 18,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Dividends	1,111	–
Other general and adminstrative costs	48	12
Financial income (expense), net	(3,221)	(69)
Net income (loss)	(3,269)	(81)
Investments in fixed assets	–	–
Financial fixed assets	125,926	104,100
Other long-term investments	–	–
Write-ups (write-downs) of equity investments	–	–
Cash (borrowings), net	(78,087)	(50,652)
Shareholders' equity	46,668	49,937

Bulgari Hotels and Resorts B.V.
Registered office: Amsterdam
Share capital: euro 18,000

Key figures in thousands of euros:	31/12/2007	31/12/2006
Revenues from sales and services		–
Service costs		–
Depreciation, amortisation and other gen.costs	44	47
Financial income (expense), net	(153)	(1,144)
Net income (loss)	(197)	(1,191)
Investments in fixed assets	–	–
Intangible assets	–	–
Property, plant and equipment	–	–
Cash (borrowings), net	–	–
Shareholders' equity	(2,334)	(2,138)

Bulgari S.p.A.

Representation on the annual financial statements pursuant to article 8-*ter* of Consob Regulation no. 11971 of 14 May 1999 as subsequently amended and supplemented

1. The undersigned Francesco Trapani, in his capacity as managing director, and Alberto Nathansohn, in his capacity as manager-in-charge of the preparation of the accounting records of Bulgari S.p.A., represent, taking also into account the requirements of article 154-*bis*, paragraphs 3 and 4 of Legislative Decree no. 58 of 24 February 1998, that during the year the administrative and accounting procedures in place to prepare the annual financial statements:
   - were adequate in relation to the company's characteristics and
   - were effectively applied.

2. Representation is further given that the annual financial statements:
   a. correspond to the accounting books and entries;
   b. have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union and the provisions issued to implement Legislative Decree no. 38/2005 and that to the best of the knowledge and belief of the undersigned are suitable for providing a true and fair view of the financial position and results of operations of the issuer.

Date: 11 March 2008

Signed: Managing Director

(Francesco Trapani)

Signed: Manager-in-charge of Preparing the Corporate Accounting Records

(Alberto Nathansohn)

Bulgari S.p.A.

Report of the Auditors in accordance with article 156 of legislative decree n. 58 of 24 February 1998

KPMG

KPMG S.p.A.
Revisione e organizzazione contabile
Via Ettore Petrolini, 2
00197 ROMA RM

Telefono 06 809611
Telefax 06 8077475
e-mail it fmauditaly@kpmg.it

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

Agli Azionisti della
Bulgari S.p.A.

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio, costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario e dalla relativa nota al bilancio, della Bulgari S.p.A. chiuso al 31 dicembre 2007. La responsabilità della redazione del bilancio compete agli amministratori della Bulgari S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi, si fa riferimento alla relazione da noi emessa in data 6 aprile 2007.

3 A nostro giudizio, il bilancio d'esercizio della Bulgari S.p.A. al 31 dicembre 2007 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38 del 28 febbraio 2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa della Bulgari S.p.A. per l'esercizio chiuso a tale data.

Roma, 3 aprile 2008

KPMG S.p.A.

Arrigo Parisi
Socio

